As filed with the Securities and Exchange Commission on November 4, 2002.
                                                 Registration No. 333 - ________

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-4
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                         THE SOUTH FINANCIAL GROUP, INC.
             (Exact name of registrant as specified in its charter)

  SOUTH CAROLINA                     6022                   57-0824914
-------------------             ---------------           --------------
(State or other           Primary Standard Industrial    (I.R.S. Employer
jurisdiction of           Classification Code Number    Identification No.)
incorporation of
organization)

                              102 SOUTH MAIN STREET
                        GREENVILLE, SOUTH CAROLINA 29601
                                 (864) 255-7900
                        --------------------------------
       (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

     WILLIAM P. CRAWFORD, JR., EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                         THE SOUTH FINANCIAL GROUP, INC.
                              102 SOUTH MAIN STREET
                        GREENVILLE, SOUTH CAROLINA 29601
                                 (864) 255-4777
                        --------------------------------
    (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:
                                 Joseph M. Ford
                           Bracewell & Patterson, LLP
                         111 Congress Avenue, Suite 2300
                                 Austin TX 78701
                                 (512) 494-3606
                         --------------------------------

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement and the satisfaction or waiver of all other conditions to the merger as described in the enclosed proxy statement/prospectus.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. |_|

If this form is filed to register additional securities for an offering pursuant to rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

If this form is a post-effective amendment filed pursuant to rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

                                                        CALCULATION OF REGISTRATION FEE
===================================== =================== =================== ===================== =====================
       Title of Each Class of               Amount         Proposed Maximum     Proposed Maximum         Amount of
          Securities to be                  to be           Offering Price         Aggregate          Registration Fee
             Registered                 Registered (1)        Per Share        Offering Price (2)           (3)
------------------------------------- ------------------- ------------------- --------------------- ---------------------
Common Stock, $1.00 par value per         4,533,333         Not applicable         $30,561,897            $2,811.69
   share.........................
===================================== =================== =================== ===================== =====================

(1) This represents the maximum number of shares of The South Financial Group, Inc.'s common stock, par value $1.00 per share, estimated to be issuable upon the consummation of the acquisition of Central Bank of Tampa by The South Financial Group as described in the Agreement and Plan of Merger, dated as of October 2, 2002 attached as Appendix A to the proxy statement/prospectus forming part of this registration statement. Each share includes one common stock purchase right. Prior to the occurrence of certain events, none of which have occurred to date, the rights will become exercisable or evidenced separately from the common stock.
(2) Calculated in accordance with Rule 457(f). Pursuant to Rule 457(f)(2), the registration fee is based on the book value of the common stock, par value $5.00 per share of Central Bank of Tampa as of September 30, 2002 ($92.86), and computed based on the estimated maximum number of shares of Central Bank Common Stock (329,118) that may be converted into the shares of The South Financial Group, Inc. common stock to be registered.
(3) Computed in accordance with Rule 457(f) and Section 6(b) under the Securities Act to be $2,811.69 which, is equal to .000092 multiplied by the proposed maximum aggregate offering price of $30,561,897.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

      Central Bank LOGO[Omitted]   THE SOUTH FINANCIAL GROUP, INC. LOGO[Omitted]


    CENTRAL BANK OF TAMPA                  THE SOUTH FINANCIAL GROUP, INC.
    2307 West Kennedy Blvd.                      102 South Main Street
     Tampa, Florida 33609                  Greenville, South Carolina 29601

                                 [______], 2002

Dear Central Bank shareholder:

You are cordially invited to attend a special meeting of shareholders of Central Bank of Tampa to be held on [______], 2002 at 11:00 a.m., local time, at [ ], Tampa, Florida. At this special meeting, you will be asked to approve the acquisition of Central Bank by The South Financial Group, Inc. As a result of the acquisition, holders of Central Bank common stock will convert their shares into TSFG common stock. The acquisition will be effected through the merger of Central Bank into Mercantile Bank, which is TSFG's wholly-owned Florida banking subsidiary.

In exchange for all outstanding Central Bank shares, TSFG is issuing to the Central Bank shareholders a number of TSFG common shares equal to $68,000,000 divided by the deemed "fair market value" of TSFG common stock. This "fair market value" will be equal to the average closing price of TSFG common stock for the 10 trading days ending the second trading day before closing. However, this "fair market value" will never be deemed to be below $15.00 or above $25.00. Consequently, the actual number of shares of TSFG common stock that you will receive for your Central Bank common stock cannot be determined until the second day prior to closing. This calculation is set forth in the merger agreement, which is included as Appendix A to this document.

For example, if the average closing price of TSFG common stock during the applicable 10 day period were $21.23 (the closing price on October 30, 2002), a Central Bank shareholder would receive approximately 9.7321 shares of TSFG common stock for each share of Central Bank common stock. However, the exchange ratio cannot go below 8.265 or above 13.774, because such average 10-day price will never be deemed to be less than $15.00 nor more than $25.00 per share. (A $15.00 price would equate to a 13.774 exchange ratio, and a $25.00 price would equate to a 8.265 exchange ratio.)

TSFG common stock is listed under the symbol "TSFG" on the Nasdaq National Market. Central Bank's stock is not traded on any established public trading market.

YOUR BOARD OF DIRECTORS  HAS  APPROVED THE  TSFG/CENTRAL  BANK  TRANSACTION  AND
UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR THE PROPOSAL AS DESCRIBED IN THIS DOCUMENT.

The proposed merger must be approved by certain bank regulatory agencies and by holders of a majority of the outstanding shares of common stock of Central Bank. Please carefully review and consider this document which explains the proposed merger in detail. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE DISCUSSION IN THE SECTION ENTITLED "RISK FACTORS" ON PAGE 20 OF THIS DOCUMENT.

It is important that your shares are represented at the meeting, whether or not you plan to attend. Abstentions or failure to vote will have the same effect as a vote against the merger. Accordingly, please complete, date, sign and return promptly your proxy card in the enclosed envelope. You may attend the meeting and vote your shares in person if you wish, even if you have previously returned your proxy.

                                       Sincerely,

                                       /s/ Anthony V. Ferlita
                                       Anthony V. Ferlita
                                       President, Central Bank of Tampa,
                                       on behalf of the Board of Directors

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE SECURITIES TO BE ISSUED UNDER THIS DOCUMENT, OR DETERMINED IF THIS DOCUMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE SHARES OF TSFG COMMON STOCK ARE NOT SAVINGS OR DEPOSIT ACCOUNTS OR OTHER OBLIGATIONS OF ANY BANK OR SAVINGS ASSOCIATION, AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

THIS  DOCUMENT  IS  DATED  __________,   2002  AND  IS  FIRST  BEING  MAILED  TO
SHAREHOLDERS ON OR ABOUT _________, 2002.

                              CENTRAL BANK OF TAMPA
                             2307 WEST KENNEDY BLVD.
                                 TAMPA, FL 33609
                                -----------------


                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                          TO BE HELD ON [______], 2002

                                 ---------------

To the Shareholders of Central Bank of Tampa:

         We will hold a special meeting of shareholders of Central Bank of Tampa on [______], 2002, at 11:00 a.m., local time, at [ ], Tampa, Florida for the following purposes:

              1. To consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated as of October 2, 2002, by and among The South Financial Group, Inc., Mercantile Bank and Central Bank, pursuant to which, among other things, Central Bank will be acquired by TSFG. This proposal is more fully described in this document. The merger agreement is attached as Appendix A to this document.

              2. To transact any other business as may properly be brought before the Central Bank special meeting or any adjournments or postponements of the Central Bank special meeting.

         Central Bank shareholders are entitled to exercise dissenters' rights with respect to this transaction. Please see the section entitled "Dissenters' Rights" beginning on page 41 of this document for a discussion of the availability of dissenters' rights and the procedures required to be followed to assert dissenters' rights in connection with the merger. A copy of the Florida dissenter's rights statute is attached to this document as Appendix B.

         We have fixed the close of business on [______], 2002 as the record date for determining those shareholders entitled to vote at the Central Bank special meeting and any adjournments or postponements of the Central Bank special meeting. Accordingly, only shareholders of record on that date are entitled to notice of, and to vote at, the Central Bank special meeting and any adjournments or postponements of the Central Bank special meeting.

                        By Order of the Board of Directors,


                        /s/ Anthony V. Ferlita
                        Anthony V. Ferlita
                        President

Tampa, Florida
[______], 2002



          THE BOARD OF DIRECTORS OF CENTRAL BANK UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR APPROVAL OF THE MERGER AGREEMENT.


                                TABLE OF CONTENTS

CAPTION                                                                                                  PAGE NO.
-------                                                                                                  --------

ADDITIONAL INFORMATION..........................................................................................4
QUESTIONS AND ANSWERS ABOUT THE MERGER..........................................................................5
SUMMARY.........................................................................................................7
         Information About TSFG and Central Bank................................................................7
         Central Bank Will Merge Into Mercantile Bank...........................................................7
         Central Bank Will Hold the Special Meeting on [______], 2002...........................................8
         What Central Bank Shareholders Will Receive in the Merger..............................................8
         Central Bank's Reasons for the Merger..................................................................8
         Certain Federal Income Tax Consequences................................................................9
         Central Bank's Board of Directors Recommends Shareholder Approval of the Merger........................9
         Central Bank's Financial Advisor Says the Merger Consideration Is Fair to Central Bank Shareholders ...9
         Central Bank Shareholders Will Have Dissenter's Rights.................................................9
         Central Bank Officers and Directors Have Some Interests in the Merger that are Different or in Addition to Their Interests as Shareholders...........................................9
         The Merger is Expected to Occur in the Fourth Quarter of 2002..........................................10
         The Merger Will Be Accounted for Under the Purchase Method of Accounting...............................10
         Completion of the Merger is Subject to Certain Conditions..............................................10
         We May Not Complete the Merger Without All Required Regulatory Approvals...............................10
         Termination of the Merger Agreement....................................................................10
         Central Bank Must Pay TSFG a Termination Fee Under Certain Circumstances...............................11
         Effect of Merger on Rights of Central Bank Shareholders................................................11
         Share Information and Market Prices....................................................................11
COMPARATIVE STOCK PRICES AND DIVIDENDS..........................................................................12
COMPARATIVE PER SHARE DATA......................................................................................12
SELECTED FINANCIAL DATA.........................................................................................13
RISK FACTORS....................................................................................................20
THE CENTRAL BANK SPECIAL SHAREHOLDERS' MEETING..................................................................21
         Record Date............................................................................................21
         Quorum; Effect of Abstentions and Broker Non-Votes.....................................................21
         Proxies................................................................................................21
         Vote Required..........................................................................................22
         Recommendation of Board of Directors...................................................................22
THE MERGER......................................................................................................23
         Transaction Structure..................................................................................23
         Background of the Merger...............................................................................23
         Reasons of Central Bank for the Merger.................................................................25
         Opinion of Central Bank's Financial Advisor............................................................26
         Merger Consideration...................................................................................30
         Treatment of Options...................................................................................31
         Fractional Shares......................................................................................31
         Effective Time.........................................................................................32
         Conditions to the Completion of the Merger.............................................................32
         Representations and Warranties.........................................................................33
         Conduct of Business Pending the Merger.................................................................34
         No Solicitation by Central Bank........................................................................35
         Regulatory Approvals Required for the Merger...........................................................36
         Certain Federal Income Tax Consequences................................................................37
         Termination of the Merger Agreement....................................................................38
         Extension, Waiver and Amendment of the Merger Agreement................................................40
         Employee Benefit Plans and Existing Agreements.........................................................40
         Stock Market Listing...................................................................................41
         Expenses...............................................................................................41
         Dividends..............................................................................................41
         Dissenter's Rights.....................................................................................41
         Accounting Treatment...................................................................................43

                                        3

         Interests of Certain Persons in the Merger.............................................................43
         Restrictions on Resales by Affiliates..................................................................45
COMPARATIVE RIGHTS OF SHAREHOLDERS..............................................................................45
DESCRIPTION OF TSFG CAPITAL STOCK ..............................................................................57
DESCRIPTION OF TSFG.............................................................................................61
DESCRIPTION OF CENTRAL BANK.....................................................................................63
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT..................................................65
CENTRAL BANK'S MANAGEMENT'S DISCUSSIONS AND ANALYSIS OF FINANCIAL CONDITION
          AND RESULTS OF OEPRATIONS.............................................................................66
LEGAL MATTERS...................................................................................................78
EXPERTS.........................................................................................................78
OTHER MATTERS...................................................................................................79
CENTRAL BANK ANNUAL SHAREHOLDER MEETING.........................................................................79
WHERE YOU CAN FIND MORE INFORMATION.............................................................................79
FORWARD-LOOKING STATEMENTS......................................................................................80
CENTRAL BANK FINANCIAL STATEMENTS...............................................................................F-1

APPENDIX A:   Agreement and Plan of Merger......................................................................A-1
APPENDIX B:   Florida Dissenters' Rights Statute................................................................B-1
APPENDIX C:   Fairness Opinion of Alex Sheshunoff & Co. Investment Banking, L.P.................................C-1




                             ADDITIONAL INFORMATION

         This document incorporates important business and financial information about TSFG from documents that are not included in or delivered with this document. This information is available to you without charge upon your written or oral request. You can obtain documents incorporated by reference in this document by requesting them in writing or by telephone from TSFG at the following address:

                         The South Financial Group, Inc.
                       102 South Main Street
                        Greenville, South Carolina 29601
                       Attn: Mary M. Gentry, Investor Relations
                       Telephone: (864) 255-4919

         IF YOU WOULD LIKE TO REQUEST DOCUMENTS, PLEASE DO SO BY [______], 2002 IN ORDER TO RECEIVE THEM BEFORE THE SPECIAL MEETING.

         See "Where You Can Find More Information" on page 79 for further information.

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:       WHAT WILL I RECEIVE IN THE MERGER?

A: As a result of the merger your shares of Central Bank common stock will be converted into shares of TSFG common stock, except that you will receive cash in lieu of any fractional share.

Q: HOW MANY SHARES OF TSFG COMMON STOCK WILL I RECEIVE FOR EACH CENTRAL BANK SHARE?

A: The exact exchange ratio will not be determined until the second trading day prior to closing. In the transaction, TSFG is issuing a total number of shares equal to $68,000,000 divided by the "fair market value" of TSFG common stock. The "fair market value" will be equal to the average closing price of TSFG common stock for the 10 trading days ending the second trading day before closing. However, the "fair market value" will never be deemed to be below $15.00 or above $25.00. As an example, if the average closing price of TSFG common stock during the applicable 10 day period were $21.23 (the closing price on October 30,
         2002), a Central Bank shareholder  would receive  approximately  9.7321 shares of TSFG common stock for each share of Central Bank common stock.

Q:       WHEN SHOULD I SEND IN MY STOCK CERTIFICATES?

A: Please DO NOT send in your stock certificates with your proxy card. Approximately ten business days prior to the anticipated time of completion of the merger you will receive written instructions for surrendering your Central Bank shares. You should follow these instructions regarding how and when to surrender your stock certificates.

Q:       WHAT DO I NEED TO DO NOW?

A: After you have carefully read this document, indicate on your proxy card how you want to vote with respect to the proposal to approve the merger agreement with TSFG. Complete, sign, date and mail the proxy card in the enclosed postage-paid return envelope as soon as possible so that your shares will be represented and voted at the special meeting. The board of directors of Central Bank recommends that its shareholders vote in favor of the merger.

Q: WHAT DO I DO IF I WANT TO CHANGE MY VOTE AFTER I HAVE MAILED MY SIGNED PROXY CARD?

A: You may change your vote by revoking your proxy in any of the three following ways:

         o by sending a written notice to the secretary of Central Bank prior to the special meeting stating that you would like to revoke your proxy;

         o by completing, signing and dating another proxy card and returning it by mail prior to the special meeting; or

         o    by attending the special meeting and voting in person.

Q: IF MY SHARES ARE HELD IN "STREET NAME" BY MY BROKER, WILL MY BROKER VOTE MY SHARES FOR ME?

A: If you do not provide your broker with instructions on how to vote your shares held in "street name," your broker will not be permitted to vote your shares on the merger proposal. You should therefore instruct your broker how to vote your shares. Failure to instruct your broker how to vote your shares will be the equivalent of voting against the merger proposal.

Q:       WHEN DO YOU EXPECT TO COMPLETE THE MERGER?

A: We presently expect to complete the merger in the fourth quarter of 2002. However, we cannot assure you when or if the merger will occur. We must first obtain the approval of Central Bank shareholders at the special meeting and the necessary regulatory approvals.

Q:       WHAT DO I DO IF I WANT TO EXERCISE MY DISSENTER'S RIGHTS?

A: If you want to exercise your dissenter's rights, you must not vote for the merger, and you must follow the procedures set forth in Appendix B and described generally in this document beginning on page 41.


Q: WHO CAN I CALL WITH QUESTIONS ABOUT THE SPECIAL MEETING OR THE MERGER OR TO OBTAIN ADDITIONAL INFORMATION ABOUT TSFG AND CENTRAL BANK?

A: Central Bank shareholders may contact Linda M. Hinze, Corporate Secretary, at (813) 253-3302.

                                     SUMMARY

This brief summary highlights selected information from this document. It does not contain all of the information that is important to you. We urge you to read the entire document carefully and the other documents to which we refer to fully understand the merger. See "Where You Can Find More Information" on page 79. Each item in this summary refers to the page where that subject is discussed in more detail.


INFORMATION ABOUT TSFG AND CENTRAL BANK (See pages 61 - 64).

The South Financial Group, Inc.
102 South Main Street
Greenville, South Carolina 29601
(864) 255-7913

TSFG is a financial holding company headquartered in Greenville, South Carolina that engages in a general banking business primarily through its two banking subsidiaries:

     o Carolina First Bank. Carolina First Bank is a South Carolina-chartered, non-member bank that engages in a general banking business through 109 locations, which are located throughout South Carolina and in North Carolina. At September 30, 2002, it had total assets of approximately $5.5 billion, total loans of approximately $3.2 billion and total deposits of approximately $3.1 billion.

     o Mercantile Bank. Mercantile Bank is a Florida-chartered, non-member bank that engages in a general banking business through 31 locations, which are located primarily in the Jacksonville, Orlando and Tampa Bay areas. At September 30, 2002, it had total assets of approximately $1.5 billion, total loans of approximately $1.1 billion and total deposits of approximately $1.1 billion.

Through its subsidiaries, TSFG provides a full range of banking services, including mortgage, trust and investment services designed to meet substantially all of the financial needs of its customers. TSFG commenced operations in December 1986. At September 30, 2002, it had total assets of approximately $6.9 billion, total loans of approximately $4.2 billion, total deposits of approximately $4.2 billion and approximately $554.6 million in shareholders' equity. TSFG's common stock trades on the Nasdaq National Market under the symbol "TSFG." The deposits associated with its banking subsidiaries are insured by the Federal Deposit Insurance Corporation.


Central Bank of Tampa
2307 West Kennedy Blvd.
Tampa, Florida 33609
(813) 253-3302

Central Bank is a Florida-chartered, non-member bank that provides banking services to businesses and to individuals that are located primarily in the Tampa area. At September 30, 2002, Central Bank had total assets of approximately $215.4 million, total loans of approximately $104.7 million, total deposits of approximately $168.6 million and approximately $30.6 million in shareholders' equity. Central Bank's common stock is closely held and is not traded on any exchange or on any automated quotation system. The deposits of Central Bank are insured by the Federal Deposit Insurance Corporation.


CENTRAL BANK WILL MERGE INTO MERCANTILE BANK (See page 23).

The merger agreement is attached as Appendix A to this document. You should read the merger agreement because it is the legal document that governs the merger.
The merger agreement provides for the merger of Central Bank with Mercantile Bank, with Mercantile Bank continuing as the surviving corporation. In connection with the merger, Central Bank shareholders will receive shares of TSFG common stock. The 18 directors of TSFG before the merger will continue to serve as the directors of TSFG after the merger. However, upon consummation of the merger, Mercantile Bank's board of directors will be increased by one person to include a current member of Central Bank's board of directors, to be designated by Anthony V. Ferlita, Central Bank's President. Mr. Ferlita intends to designate Frank A. Massari, M.D. as such director.

CENTRAL BANK WILL HOLD THE SPECIAL MEETING ON [______], 2002 (See page 21).

The special meeting of Central Bank shareholders will be held at 11:00 a.m., local time, on [______], 2002, at _____________, Tampa, Florida. At the special meeting, Central Bank shareholders will be asked to vote to approve the merger agreement. You can vote at the special meeting if you owned Central Bank common stock at the close of business on [______], 2002. As of that date, there were 329,118 shares of Central Bank common stock entitled to be voted at the special meeting. Approval of the merger agreement requires that at least a majority of the outstanding shares of Central Bank common stock be voted in favor of the merger.


WHAT CENTRAL BANK SHAREHOLDERS WILL RECEIVE IN THE MERGER (See page 30).

The merger agreement provides that at the effective time of the merger each outstanding share of Central Bank common stock will be converted into shares of TSFG common stock (except that fractional shares will be converted into cash). The actual number of shares of TSFG common stock that you will receive for each share of Central Bank common stock you hold cannot be determined until the second trading day immediately prior to the effective time of the merger.

In the merger, subject to any exercise of dissenter's rights, TSFG will issue to the Central Bank shareholders a number of TSFG common shares equal to $68,000,000 divided by the deemed "fair market value" of TSFG common stock. This "fair market value" will be equal to the average closing price of TSFG common stock for the 10 trading days ending the second trading day before closing. However, this "fair market value" will never be deemed to be below $15.00 or above $25.00.

You will find a table on page 30 of this document that sets forth, based on a range of assumed average closing prices, the number of shares of TSFG common stock that would be received by Central Bank shareholders.


CENTRAL BANK'S REASONS FOR THE MERGER (See page 25).

In reaching its determination to adopt the merger agreement, the Central Bank Board considered a number of factors, including the following reasons for the merger:

     o the Central Bank Board's familiarity with and review of Central Bank's business, operations, financial condition and earnings on an historical and a prospective basis, including, without limitation, its potential growth and profitability and the associated business risks;

     o the current and prospective economic and competitive environment facing the financial services industry generally, and Central Bank in particular, including the continued rapid consolidation in the financial services industry and the competitive effects of the increased consolidation on smaller financial institutions such as Central Bank;

     o the increasing importance of operational scale and financial resources in maintaining efficiency and remaining competitive over the long term and in being able to capitalize on technological development which significantly impact industry competition;

     o the value to be received by holders of Central Bank common stock pursuant to the merger agreement; and

     o the information presented by Sheshunoff to the Central Bank Board with respect to the merger and the opinion of Sheshunoff that, as of the date of that opinion, the merger consideration was fair to the holders of Central Bank common stock from a financial point of view.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES (See page 37).

Neither Central Bank nor TSFG is required to complete the merger unless it receives a legal opinion that the merger will be treated as a "reorganization" for federal income tax purposes. Assuming such opinion is received, we expect that for United States federal income tax purposes, Central Bank shareholders generally will not recognize any gain or loss on the conversion of shares of Central Bank common stock into shares of TSFG common stock except in connection with any cash that you may receive instead of a fractional share of TSFG common stock or as a result of the exercise of dissenters' rights. Your holding period for the TSFG common stock received in the merger, which determines how any gain or loss should be treated for federal income tax purposes upon future sales of TSFG common stock, generally will include your holding period for the Central Bank common stock exchanged in the merger. However, determining the actual tax consequences of the merger to you may be complex. They will depend on your specific situation and on factors not within our control. You should consult your own tax advisor for a full understanding of the merger's tax consequences to you.


CENTRAL BANK'S BOARD OF DIRECTORS RECOMMENDS SHAREHOLDER APPROVAL OF THE MERGER (See page 22).

Central Bank's board of directors believes that the merger is in the best interests of the Central Bank shareholders and has unanimously approved the merger agreement. Central Bank's board of directors recommends that Central Bank shareholders vote "FOR" approval of the merger agreement.


CENTRAL BANK'S FINANCIAL ADVISOR SAYS THE MERGER CONSIDERATION IS FAIR TO CENTRAL BANK SHAREHOLDERS (See page 26).

Alex Sheshunoff & Co. Investment Banking, L.P. has served as financial advisor to Central Bank in connection with the merger and has given an opinion to Central Bank's board of directors that, as of October 2, 2002 (the date Central Bank's board of directors voted on the merger), the consideration TSFG will pay for the Central Bank common stock is fair to Central Bank shareholders from a financial point of view. A copy of the opinion delivered by Sheshunoff & Co. is attached to this document as Appendix C. Central Bank shareholders should read the opinions completely to understand the assumptions made, matters considered and limitations of the review undertaken by Sheshunoff & Co. in providing its opinion.


CENTRAL BANK SHAREHOLDERS WILL HAVE DISSENTER'S RIGHTS (See page 41).

Under Florida law, if you do not vote for the merger agreement and you properly and timely exercise your rights to dissent to the merger, you may demand a cash payment for the "fair value" of your shares of Central Bank common stock. To exercise these rights you must comply with all procedural requirements of the Florida Business Corporation Act, the relevant portions of which are attached to this document as Appendix B.


CENTRAL BANK OFFICERS AND DIRECTORS HAVE SOME INTERESTS IN THE MERGER THAT ARE DIFFERENT OR IN ADDITION TO THEIR INTERESTS AS SHAREHOLDERS (See page 43).

In addition to their interests as shareholders, the directors and executive officers of Central Bank have interests in the merger that are different from your interests. These interests relate or arise from, among other things:

     o the retention of some of the officers of Central Bank as officers of Mercantile Bank;
     o the execution of employment agreements between TSFG and each of Mr. Ferlita and Ms. Hinze;
     o the receipt of severance and bonus payments by officers and employees of Central Bank;
     o the retention of a current Central Bank director (to be designated by Mr. Ferlita) as a director of Mercantile Bank; and
     o the retention of all other Central Bank directors as members of Mercantile Bank's "local advisory board."

Central Bank's board of directors was aware of these interests and took them into account in its decision to approve the merger agreement.

As of the record date, the directors and executive officers of Central Bank were entitled to vote 60,763 shares of Central Bank common stock, which represents approximately 18.46% of the outstanding shares of Central Bank common stock. Each of them has indicated to us that they intend to vote "FOR" approval of the merger agreement. As of the record date, neither TSFG nor any of its directors or executive officers or their affiliates held any shares of Central Bank common stock. Holders of a majority of the outstanding shares of Central Bank common stock must vote in favor of the merger in order for it to be approved.


THE MERGER IS EXPECTED TO OCCUR IN FOURTH QUARTER OF 2002 (See page 32).

The merger will occur shortly after all of the conditions to its completion have been satisfied or waived. Currently, we anticipate that the merger will occur at the end of the fourth quarter of 2002. However, we cannot assure you when or if the merger will occur. We must first obtain the approval of Central Bank shareholders at the special meeting and the necessary regulatory approvals.


THE MERGER WILL BE ACCOUNTED FOR UNDER THE PURCHASE METHOD OF ACCOUNTING (See page 43).

The merger will be accounted for under the purchase method of accounting, as contemplated under accounting principles generally accepted in the United States of America.


COMPLETION OF THE MERGER IS SUBJECT TO CERTAIN CONDITIONS (See page 32).

Completion of the merger is subject to a number of conditions, including the approval of the merger agreement by Central Bank's shareholders, and the receipt of regulatory consents and approvals that are necessary to permit completion of the merger. Certain conditions to the merger may be waived by TSFG or Central Bank, as applicable.


WE MAY NOT COMPLETE THE MERGER WITHOUT ALL REQUIRED REGULATORY APPROVALS (See page 36).

The merger must be approved by the Board of Governors of the Federal Reserve System, the FDIC and the Florida Department of Banking and Finance. We have filed applications with these regulatory bodies seeking such approval or requested a waiver from such approval requirements. We expect to obtain all such regulatory approvals and waivers, although we cannot be certain if or when we will obtain them.


TERMINATION OF THE MERGER AGREEMENT (See page 38).

TSFG and Central Bank can mutually agree to abandon the merger (and terminate the merger agreement) at any time prior to the time the merger is completed, even after shareholder approval. Also, either Central Bank or TSFG can generally decide, without the consent of the other, to abandon the merger in a number of situations, including:

     o The other party materially breaches a representation, warranty or covenant in the merger agreement and the breach is not cured within 30 days following receipt by the breaching party of written notice of the breach (or the breach, by its nature, cannot be cured prior to the closing).
     o    The merger has not been completed by February 28, 2003.
     o Central Bank shareholder approval is not obtained at the special meeting.
     o A regulatory authority denies a necessary approval or issues an order preventing the merger.

         Subject to certain conditions, Central Bank's board of directors may terminate the merger agreement if it determines that it has received a superior acquisition proposal from a third party and it is necessary to terminate the merger in order to comply with its fiduciary duties to Central Bank and its shareholders. One such condition is that the merger may be so terminated by Central Bank only after the fifth day following TSFG's receipt of written notice advising TSFG that the board of directors of Central Bank is prepared to accept a superior acquisition proposal, and only if, during such five-day period, Central Bank negotiates in good faith with TSFG to make such adjustments in the terms and conditions of the merger agreement as would enable Central Bank to proceed with the merger on such adjusted terms. In any event, Central Bank may not so terminate the merger agreement unless concurrently with the termination of the merger agreement Central Bank enters into an acquisition agreement related to a superior acquisition proposal.

Central Bank may also terminate the merger agreement if shortly before the effective date of the merger, the 10-day average closing stock price of TSFG ending on the second business day prior to closing is less than $15.00. See "The Merger--Termination of the Merger Agreement -- General" beginning on page 38 of this document.


CENTRAL BANK MUST PAY TSFG A TERMINATION FEE UNDER CERTAIN CIRCUMSTANCES (See page 39).

Under the merger agreement, upon the occurrence of specified events, Central Bank must pay TSFG a termination fee of $500,000. Generally, Central Bank would have to pay the termination fee if Central Bank terminates the merger agreement in order to accept a superior acquisition proposal. Central Bank would also have to pay the termination fee if a third party makes an acquisition proposal with respect to Central Bank and thereafter both of the following occur:

     o the merger agreement is terminated by TSFG or Central Bank because Central Bank shareholders fail to approve the merger, and

     o within twelve months of terminating the merger agreement either Central Bank enters into an acquisition agreement with a third party or any person acquires beneficial ownership of the right to acquire 25% or more of the outstanding shares of Central Bank common stock.

Central Bank agreed to this termination fee arrangement in order to induce TSFG to enter into the merger agreement. This arrangement could have the effect of discouraging other companies from trying to acquire Central Bank.


EFFECT OF MERGER ON RIGHTS OF CENTRAL BANK SHAREHOLDERS (See page 45).

The rights of Central Bank shareholders are governed by Florida law, as well as Central Bank's articles of incorporation and bylaws. After completion of the merger, however, the rights of the former Central Bank shareholders will be governed by South Carolina law, as well as TSFG's articles of incorporation and bylaws. Although South Carolina law and TSFG's articles of incorporation and bylaws are similar in some ways to Florida law and Central Bank's articles of incorporation and bylaws, there are some substantive and procedural differences that will affect the rights of such Central Bank shareholders.


SHARE INFORMATION AND MARKET PRICES (See page 12).

The following table sets forth the closing sale price per share of TSFG common stock as of October 2, 2002 (the last full trading day before the public announcement of the merger). It also sets forth the last sale price of the Central Bank common stock known to us prior to October 2, 2002, which occurred in February 2002. The Equivalent Price Per Share column is calculated by dividing $68,000,000 by the total number of shares of Central Bank common stock outstanding. This equates to an exchange ratio of 9.9524 shares of TSFG common stock for each share of Central Bank common stock (assuming that the applicable value of TSFG common stock is $20.76 per share, the closing price on October 2, 2002, the day prior to the announcement of the merger).

                             TSFG           Central Bank       Equivalent
                         Common Stock       Common Stock    Price Per Share
October 2, 2002            $20.76              $52.00             $206.61


The market price of TSFG common stock will fluctuate prior to the merger. You should obtain current market quotations for TSFG common stock. Central Bank common stock is not publicly traded and experiences infrequent trading.

                     COMPARATIVE STOCK PRICES AND DIVIDENDS

         TSFG's common stock is quoted on the Nasdaq National Market under the symbol "TSFG." The following table sets forth, for the periods indicated, the high and low sales prices per share for TSFG common stock as reported on the Nasdaq National Market, and the cash dividends declared per share for TSFG and Central Bank.

                                                   TSFG                                  CENTRAL BANK
                                --------------------------------------     ----------------------------------
                                   Price Range                               Price Range
                                -----------------      Cash Dividends      ---------------     Cash Dividends
                                  High        Low    Declared Per Share    High        Low    Declared Per Share
                                ---------     ---    ------------------    ----        ---    ------------------

2000
First Quarter                     $18.13      $12.75      $ 0.10             -           -             $  0.40
Second Quarter                     17.75       10.75        0.10             -           -                0.40
Third Quarter                      15.88       11.00        0.10             -           -                0.45
Fourth Quarter                     13.38        8.38        0.11             -           -                1.00

2001
First Quarter                      17.38       12.19        0.11             -           -                0.60
Second Quarter                     22.00       13.31        0.11             -           -                0.70
Third Quarter                      20.00       14.01        0.11             -           -                0.80
Fourth Quarter                     18.00       15.44        0.12             -           -                1.40

2002
First Quarter                      20.49       17.51        0.12             -           -                1.00
Second Quarter                     24.29       19.96        0.12             -           -                1.05
Third Quarter                      22.81       18.11        0.12             -           -                1.10
Fourth Quarter
(through October 30, 2002)         21.85       18.62           -             -           -                   -

----------------


                           COMPARATIVE PER SHARE DATA

         The following table shows historical information about our companies' respective earnings per share, dividends per share and book value per share, and similar information reflecting the merger, which we refer to as "pro forma" information, at or for the six months ended June 30, 2002 and at or for the year ended December 31, 2001. In presenting the comparative pro forma information for the periods shown we assumed that we had been combined throughout those periods.

         The merger will be accounted for under the "purchase" method of accounting. Under the purchase method of accounting, the assets and liabilities of the company not surviving a merger are, as of the completion date of the merger, recorded at their respective fair values and added to those of the surviving company. Financial statements of the surviving company issued after consummation of the merger reflect such values and are not restated
retroactively to reflect the historical financial position or results of operations of the company not surviving.

         The information listed as "equivalent pro forma" for Central Bank was obtained by multiplying the pro forma amounts by a 10.1142 exchange ratio. This is the exchange ratio that would result assuming that the TSFG common stock is valued at $20.4280 per share (which was the five-day average closing price around the announcement date of October 3, 2002). The pro forma information will necessarily change to the extent that the actual value ascribed to the TSFG common stock differs from $20.4280.

         We anticipate that the merger will provide the combined company with financial benefits that include reduced operating expenses. The pro forma information does not reflect any potential benefits from cost savings or synergies expected to be achieved following the merger. The pro forma information throughout this document, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not necessarily reflect what the historical results of the combined company would have been had our companies been actually combined during the periods presented.

         The final allocation of the purchase price will be determined after the merger is completed and after completion of thorough analyses to determine the fair values of Central Bank's tangible and identifiable intangible assets and liabilities as of the date the merger is completed. In addition, estimates of merger-related charges are subject to final decisions related to combining the companies. Any change in the fair value of the net assets of Central Bank will change the amount of the purchase price allocable to goodwill. Additionally, changes to Central Bank's shareholders' equity including net income and changes in the market value of TSFG's common stock after June 30, 2002 through the date the merger is completed will also change the amount of goodwill recorded. In addition, the final adjustments may be materially different from the unaudited pro forma adjustments presented herein. The information in the following table is based on, and should be read together with, the historical financial information that we have presented in our prior filings with the SEC, which are incorporated into this document by reference and with the unaudited pro forma combined selected financial data we provide in this document beginning on page
18. See "Where You Can Find More Information" on page 79.

                                                  UNAUDITED COMPARATIVE PER COMMON SHARE DATA

                                                                     SIX MONTHS ENDED              YEAR ENDED
                                                                      JUNE 30, 2002             DECEMBER 31, 2001
                                                                      -------------             -----------------
TSFG
Basic earnings per common share:
    Income before extraordinary item and cumulative effect of
    change in accounting principle
      Historical                                                               $0.72                     $ 1.04
      Pro forma                                                                 0.71                       1.04
Diluted earnings per common share:
    Income before extraordinary item and cumulative effect of
    change in accounting principle
      Historical                                                                0.70                       1.02
      Pro forma                                                                 0.69                       1.02
Dividends declared on common stock:
      Historical                                                                0.24                       0.45
      Pro forma                                                                 0.24                       0.45
Book value per common share:
      Historical                                                               11.70                      11.11
      Pro forma                                                                12.36                      11.74

CENTRAL BANK Basic earnings per common share:
      Historical                                                               $6.66                    $ 12.21
      Equivalent pro forma                                                      7.18                      10.52
Diluted earnings per common share:
      Historical                                                                6.66                      12.21
      Equivalent pro forma                                                      6.98                      10.32
Dividends declared on common stock:
      Historical                                                                2.05                       3.50
      Equivalent pro forma                                                      2.43                       4.55
Book value per common share:
      Historical                                                               87.04                      80.19
      Equivalent pro forma                                                    125.01                     118.74



                             SELECTED FINANCIAL DATA

The following three tables present unaudited selected financial information of TSFG and Central Bank. Some of the financial information is historical and some of it gives effect to the merger on a pro forma basis. The historical information is derived from the historical financial statements of TSFG and Central Bank. In all cases, the financial information for each of TSFG and Central Bank is presented on a consolidated basis.

The information in the following tables should be read together with the historical financial information that TSFG has presented in its prior filings with the Securities and Exchange Commission or included in this document. TSFG has incorporated this material into this document by reference to those other filings. See "Where You Can Find More Information" on page 79. See "Central Bank Financial Statements" beginning on page F-1.

                                                             THE SOUTH FINANCIAL GROUP, INC.
                                                     SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA
                                                (Dollars and shares in thousands, except per share data)

                                      AT AND FOR THE
                                     SIX MONTHS ENDED
                                         JUNE 30,                           AT AND FOR THE YEARS ENDED DECEMBER 31,
                               -----------------------------  ---------------------------------------------------------------------
                                  2002            2001          2001           2000            1999           1998         1997
                                  ----            ----          ----           ----            ----           ----         ----
STATEMENT OF INCOME DATA
Interest income                $   177,555     $  197,920    $  382,548     $  389,032     $  321,092     $  289,547    $  227,374
Interest expense                    69,519        111,013       197,324        214,403        146,478        140,206       109,541
                               --------------   ------------  -------------  ------------   ------------   ------------  ----------
Net interest income                108,036         86,907       185,224        174,629        174,614        149,341       117,833
Provision for loan losses           12,482         10,108        22,045         23,378         18,273         15,646        14,642
Noninterest income                  25,275         26,040        53,827         49,348         59,649         34,924        29,576
Noninterest expense                 75,926         74,451       148,504        189,859        154,829        113,383        94,214
Income taxes                        14,590          9,992        23,571          3,751         20,711         20,580        13,831
Minority interest in
   consolidated subsidiary,
   net of tax                       (1,186)          (402)       (1,364)             -              -              -             -
                               --------------   ------------  -------------  ------------   ------------   ------------  ----------
Income before extraordinary
   item and cumulative
   effect in change in
   accounting principle             29,127         17,994        43,567          6,989         40,450         34,656        24,722
Extraordinary item, net of tax           -              -        (1,957)             -              -              -             -
Cumulative effect of change
   in accounting principle,
   net of tax                            -            282           282              -              -              -             -
                               -----------------------------  -------------  ------------   ------------   ------------  ----------
Net income                     $    29,127     $   18,276    $   41,892     $    6,989     $   40,450     $   34,656    $   24,722
                                =============   ============  =============  ============   ============   ============  ==========
PER COMMON SHARE DATA
Basic:
   Net income before
     extraordinary item and
     cumulative effect of
     change in accounting
     Principle                 $      0.72     $     0.42    $     1.04     $     0.16     $     0.95     $     0.90    $     0.79
  Net income                          0.72           0.43          1.00           0.16           0.95           0.90          0.79
Diluted:
   Net income before
     extraordinary item and
     cumulative effect of
     change in accounting
     Principle                 $      0.70     $     0.41    $     1.02     $     0.16     $    0.93      $     0.87    $     0.77
   Net income                         0.70           0.42          0.98           0.16          0.93            0.87          0.77
Cash dividends declared               0.24           0.22          0.45           0.41          0.37            0.33          0.29
Book value (period end)              11.70          11.40         11.11          11.04         11.55           10.64          8.32
Market price (period end)            22.41          18.88         17.75          13.25         18.25           25.31         21.50
BALANCE SHEET DATA (PERIOD
    END)
Total assets                   $ 6,165,497     $5,494,105    $6,029,442     $5,220,554    $4,768,656     $ 4,136,647    $3,420,794
Loans                            3,935,041      3,802,445     3,736,763      3,735,182     3,291,720       2,841,077     2,474,122
Allowance for loan losses           46,985         43,765        44,587         43,024        33,756          29,812        25,736
Total deposits                   3,723,617      3,656,416     3,605,255      3,894,662     3,481,651       3,302,523     2,811,139
Shareholders' equity               472,138        485,788       458,174        468,653       500,590         450,989       295,898
Common shares outstanding           40,342         42,599        41,229         42,460        43,327          42,372        35,561
BALANCE SHEET DATA (AVERAGES)
Total assets                   $ 6,132,529     $5,297,747    $5,459,515     $5,032,700    $4,282,274     $ 3,726,204    $2,835,578
Loans                            3,830,972      3,760,969     3,769,358      3,545,336     3,045,913       2,577,018     2,066,592
Total earning assets             5,623,303      4,759,915     4,928,970      4,450,016     3,820,904       3,384,157     2,588,037
Total deposits                   3,633,457      3,767,610     3,688,250      3,699,553     3,373,282       3,050,268     2,331,167
Shareholders' equity               459,669        481,991       483,634        479,800       483,214         371,707       209,178

                                       14

Common shares outstanding:
  Basic                             40,699        42,441          42,098        42,908        42,686         38,597         31,163
  Diluted                           41,646        43,148          42,824        43,551        43,618         39,705         32,189
FINANCIAL RATIOS
Net interest margin                   3.92 %        3.73 %          3.80 %        3.98 %        4.62 %         4.46 %         4.60 %
Return on average assets              0.95          0.69            0.77          0.14          0.94           0.93           0.87
Return on average equity             12.67          7.58            8.66          1.46          8.37           9.32          11.82
Average equity as a % of
  average assets                      7.50          9.10            8.86          9.53         11.28           9.98           7.38
ASSET QUALITY RATIOS
Nonperforming assets as a %
  of loans and other real
  estate owned                        1.19 %        1.08 %          1.17 %        0.58 %        0.43 %         0.33 %         0.25 %
Net charge-offs to average            0.53          0.49            0.54          0.39          0.39           0.52           0.63
Allowance for loan losses as a
  % of loans held for
  investment, net of unearned
  Income                              1.20          1.18            1.20          1.16          1.04           1.09           1.15



                              CENTRAL BANK OF TAMPA
                       SELECTED HISTORICAL FINANCIAL DATA
                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
                                        AT AND FOR THE
                                       SIX MONTHS ENDED
                                           JUNE 30,                                 AT AND FOR THE YEARS ENDED DECEMBER 31,
                                  ---------------------------              -------------------------------------------------------
                                      2002           2001           2001           2000          1999          1998        1997
                                      ----           ----           ----           ----          ----          ----        ----
STATEMENT OF INCOME DATA
Interest income                 $     6,767      $   7,471    $    14,286     $  14,331     $   13,402    $   13,571   $   13,468
Interest expense                      2,139          3,121          5,686         6,338          5,544         6,261        6,220
                               ---------------   -----------    ------------    -----------   -----------   -----------  ---------
Net interest income                   4,628          4,350          8,600         7,993          7,858         7,310        7,248
Provision for loan losses                30              -             60             -            240           180          305
Noninterest income                      795            778          1,700         1,754          1,524         1,480        1,377
Noninterest expense                   2,523          2,466          4,967         5,155          5,249         5,104        4,898
Income taxes                            677            509          1,255           844            743           834        1,078
                                  ------------    -----------   ------------    -----------   -----------   -----------  ---------
Income before extraordinary
  item and cumulative
  effect in change in
  accounting principle                2,193          2,153          4,018         3,748          3,150         2,672        2,344
Extraordinary item, net of tax            -              -              -             -              -             -            -
Cumulative effect of change
  in accounting principle,
  net of tax                              -              -              -             -              -             -            -
                                  ------------    -----------   ------------    -----------   -----------   -----------  ---------
Net income                      $     2,193     $    2,153     $    4,018     $   3,748     $    3,150    $    2,672   $    2,344
                                  ============    ===========   ============    ===========   ===========   ===========  =========
PER COMMON SHARE DATA
Basic:
  Net income before
   extraordinary item and
   cumulative effect of
   change in accounting
   principle                    $      6.66    $      6.54    $     12.21     $   11.39    $      9.57    $     8.12   $     7.12
  Net income                           6.66           6.54          12.21         11.39           9.57          8.12         7.12
Diluted:
  Net income before
   extraordinary item and
   cumulative effect of
   change in accounting
   principle                    $      6.66    $      6.54    $     12.21     $   11.39    $      9.57    $     8.12   $     7.12
  Net income                           6.66           6.54          12.21         11.39           9.57          8.12         7.12
Cash dividends declared                2.05           1.30           3.50          2.25           1.43          1.30         1.27
Book value (period end)         $     87.04    $     78.39    $     80.19     $   72.24    $     54.67    $    55.07   $    47.14
Market price (period end)                 -              -              -             -              -             -            -
BALANCE SHEET DATA (PERIOD END)
Total assets                    $   214,640    $   199,796    $   200,690     $ 198,890    $   192,002    $  185,699   $  186,632
Loans                               104,977         92,907         99,846        96,063         93,998        93,660       95,231
Allowance for loan losses             1,248          1,450          1,318         1,727          1,774         1,748        1,950
Total deposits                      172,179        154,772        158,899       155,875        153,853       138,318      134,923
Shareholders' equity                 28,645         25,801         26,393        23,777         17,988        18,124       15,513
Common shares outstanding               329            329            329           329            329           329          329
BALANCE SHEET DATA (Averages)
Total assets                    $   211,711    $   196,934    $   198,866     $ 195,155    $   184,704    $  184,226   $  174,964
Loans, net of unearned
  income                            101,779         94,829         94,074        95,967         94,661        91,908       93,730
Total earning assets                191,486        176,970        177,325       177,282        165,979       169,096      159,813
Total deposits                      169,955        151,092        153,157       152,992        152,362       139,328      136,197

                                       16


 Shareholders' equity              27,532        24,982          25,916         19,879         18,665         16,542        13,816
Common shares outstanding:
  Basic                               329           329             329            329            329            329           329
  Diluted                             329           329             329            329            329            329           329
FINANCIAL RATIOS
Net interest margin                  5.42 %        5.56 %          5.50 %         5.16 %         5.33 %         4.33 %        4.54 %
Return on average assets             2.07          2.19            2.02           1.92           1.71           1.45          1.34
Return on average equity            15.93         17.24           15.50          18.85          16.88          16.15         16.97
Average equity as a % of
  average assets                    13.00         12.68           13.03          10.19          10.11           8.98          7.90
ASSET QUALITY RATIOS
Nonperforming assets as a %
  of loans and other real
  estate owned                       0.27 %        1.55 %          0.21 %         4.96 %         1.59 %         1.05 %        1.21 %
Net charge-offs to average loans     0.09          0.30            0.50           0.05           0.22           0.47          0.48
Allowance for loan losses as a
  % of loans held for
  investment                         1.19          1.56            1.32           1.80           1.89           1.87          2.05


            THE SOUTH FINANCIAL GROUP, INC. AND CENTRAL BANK OF TAMPA
         UNAUDITED PRO FORMA CONDENSED COMBINED SELECTED FINANCIAL DATA
                  (Dollars in thousands, except per share data)


       The pro forma information is presented using the purchase method of accounting. The pro forma information showing the combined results of TSFG and Central Bank is provided for informational purposes only. It is not necessarily indicative of actual results that would have been achieved had the merger agreement been consummated on the dates or at the beginning of the periods presented, nor is it necessarily indicative of future results. On August 31, 2002, TSFG completed the merger with Gulf West Banks, Inc. ("Gulf West"). On October 31, 2002, TSFG completed the acquisition of substantially all of the assets and deposits of Rock Hill Bank & Trust ("Rock Hill"), which is the wholly-owned banking subsidiary of RHBT Financial Corporation. Since Gulf West and Rock Hill would not meet the "significant subsidiary" tests in SEC accounting regulations, they are not included in the pro forma information presented below. See "Recent Developments" on page 61.


                                                                            SIX MONTHS ENDED            YEAR ENDED
                                                                              JUNE 30, 2002          DECEMBER 31, 2001
                                                                              -------------          -----------------
STATEMENT OF INCOME DATA
Interest income...................................................       $        184,322         $        396,834
Interest expense .................................................                 71,658                  203,010
                                                                         ----------------         ----------------
     Net interest income .........................................                112,664                  193,824
Provision for loan losses.........................................                 12,512                   22,105
Noninterest income................................................                 26,038                   55,527
Noninterest expenses .............................................                 78,759                  154,154
Income taxes .....................................................                 15,141                   24,587
Minority interest in consolidated subsidiary, net of tax..........                 (1,186)                  (1,364)
                                                                         ----------------         ----------------
     Income before extraordinary item and cumulative effect of change
           in accounting principle................................       $         31,098         $         47,141

PER COMMON SHARE DATA
Income before cumulative effect of change in accounting principle,
    basic.........................................................       $           0.71         $           1.04
Income before cumulative effect of change in accounting principle,
    diluted                                                                          0.69                     1.02

Cash dividends declared...........................................                   0.24                     0.45

Book value (period end)...........................................                  12.36                    12.25

BALANCE SHEET DATA (PERIOD END)
Total assets......................................................       $      6,421,811
Loans.............................................................              4,040,018
Allowance for loan losses.........................................                 48,233
Total deposits....................................................              3,895,796
Long-term debt....................................................                517,014
Shareholders' equity..............................................                539,606
Common shares outstanding.........................................                 43,671

----------------

(1) The TSFG and Central Bank pro forma information reflects the following pro forma assumptions:
             (a) A $68,000,000 purchase price based upon the issuance of 3,328,764 shares of TSFG common stock with an assumed fair market value of $20.4280 per share.
             (b) Adjustment of financial assets and liabilities of Central Bank to an estimated fair value basis in accordance with the purchase method of accounting. Based upon preliminary review, such adjustments are deemed to be insignificant and are not reflected in the pro forma information. Such fair value adjustments may not be indicative of fair values at the closing date of the merger.
             (c) Pro forma balance sheet adjustments include payment of an estimated $915,000 in investment banking and professional fees, accrual of an estimated $818,000 in merger-related expenses, and $1.5 million to reflect amounts allocated to liabilities assumed in the purchase business combination. The liabilities assumed consist principally of $225,000 for professional fees and $1.3 million for severance. The merger-related expenses, which are charged to retained earnings, are for estimated costs,

                                       18

     such as advertising, personnel training, retention program expenses, and system conversion, for both companies. The merger-related adjustments are not included in the pro forma statements of income since they will be recorded in the combined results of operations after completion of the merger and are not indicative of what the historical results of the combined company would have been had our companies been actually combined during the periods presented.
             (d) Goodwill of approximately $38.9 million and a core deposit intangible of approximately $3.7 million to be recorded in accordance with the purchase method of accounting. Amortization of the core deposit intangible is assumed to be on a sum-of-the-years-digits basis over a ten-year life.
             (e) The pro forma computation of basic and diluted average common shares outstanding is determined by adding 3,328,764 shares to TSFG's historical averages.
             (f) TSFG and Central Bank pro forma cash dividends declared represent TSFG historical cash dividends declared.


RISK FACTORS

         In addition to the other information contained in this document, including the matters addressed under the heading "Forward-Looking Statements" beginning on page 80, the following factors should be considered carefully when evaluating this transaction and the value of TSFG common stock to be received in this transaction.

         BECAUSE THE MARKET PRICE OF TSFG COMMON STOCK WILL FLUCTUATE, YOU CANNOT BE SURE OF THE NUMBER OF SHARES OF TSFG COMMON STOCK THAT YOU WILL RECEIVE. Upon completion of the merger, each share of Central Bank common stock will be converted into merger consideration consisting of shares of TSFG common stock. TSFG is issuing a fixed dollar amount of shares (valued at $68,000,000); accordingly, the number of shares to be received by Central Bank shareholders will vary, based on the average closing price of TSFG common stock during the ten trading day valuation period ending on the second trading day prior to the completion of the merger.

         THE MARKET PRICE OF THE SHARES OF TSFG COMMON STOCK MAY BE AFFECTED BY FACTORS DIFFERENT FROM THOSE AFFECTING THE SHARES OF CENTRAL BANK COMMON STOCK. Upon completion of the merger, holders of Central Bank common stock will become holders of TSFG common stock. Some of TSFG's current businesses and markets differ from those of Central Bank and, accordingly, the results of operations of TSFG after the merger may be affected by factors different from those currently affecting the results of operations of Central Bank. For a discussion of the businesses of TSFG and Central Bank and of certain factors to consider in connection with those businesses, see the documents incorporated by reference into this document and referred to under "Where You Can Find More Information" on page 79.

         WE MAY FAIL TO REALIZE THE COST SAVINGS WE ESTIMATE FOR THE MERGER. The success of the merger will depend, in part, on our ability to realize the estimated cost savings from combining the businesses of TSFG and Central Bank. TSFG's management originally estimated that approximately $1.3 million of annual pre-tax (or $0.8 million after-tax) cost savings would be realized from the merger beginning in the first quarter 2003. While TSFG's management continues to be comfortable with these estimates as of the date of this document, it is possible that these estimates of the potential cost savings could turn out to be incorrect. The cost savings estimates also depend on our ability to combine the businesses of TSFG and Central Bank in a manner that permits those cost savings to be realized. If the estimates turn out to be incorrect or we are not able to combine successfully our two companies, the anticipated cost savings may not be realized fully or at all, or may take longer to realize than expected.

         COMBINING OUR TWO COMPANIES MAY BE MORE DIFFICULT, COSTLY OR TIME-CONSUMING THAN WE EXPECT. TSFG and Central Bank have operated, and, until the completion of the merger, will continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of each company's ongoing business or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with clients and employees or to achieve the anticipated benefits of the merger. As with any merger of banking institutions, there also may be disruptions that cause us to lose customers or cause customers to take their deposits out of our banks.

         FUTURE RESULTS OF THE COMBINED COMPANIES MAY MATERIALLY DIFFER FROM THE PRO FORMA FINANCIAL INFORMATION PRESENTED IN THIS DOCUMENT. Future results of the combined company may be materially different from those shown in the pro forma financial statements that only show a combination of our historical results. We have estimated that the combined company will record approximately $3.3 million (pre-tax) of merger-related costs and purchase accounting adjustments. The charges may be higher or lower than we have estimated, depending upon how costly or difficult it is to integrate our two companies. Furthermore, these charges may decrease capital of the combined company that could be used for profitable, income-earning investments in the future. The charges and adjustments we estimate are described in the section entitled "Unaudited Pro Forma Selected Financial Data" in Note (1)(c) on page 18. Approximately $2.5 million of pre-tax purchase accounting adjustments will be recorded upon completion of the merger, and $0.8 million of estimated pre-tax merger-related costs will be recorded after completion of the merger.

                 THE CENTRAL BANK SPECIAL SHAREHOLDERS' MEETING

         The Central Bank board is providing this proxy statement/prospectus to you in connection with its solicitation of proxies for use at the special meeting of Central Bank shareholders and at any adjournments or postponements of the special meeting. The special meeting will be held at [_______________], at 11:00 a.m. on [______], 2002. At the special meeting, you will be asked to consider and vote to approve the merger agreement.

         TSFG is also providing this proxy statement/prospectus to you as a prospectus in connection with the offer and sale by TSFG of its shares of common stock as a result of Central Bank's proposed merger.

         Your vote is important. Please complete, date and sign the enclosed proxy card and return it in the postage prepaid envelope provided. If your shares are held in "street name," you should instruct your broker how to vote by following the directions provided by your broker.

RECORD DATE

         The Central Bank board has fixed the close of business on [______], 2002 as the record date for determining the Central Bank shareholders entitled to receive notice of and to vote at the special meeting. As of the record date, there were 329,118 issued and outstanding shares of Central Bank common stock held by approximately 270 holders of record. Only holders of record of Central Bank common stock as of the record date are entitled to notice of and to vote at the special meeting.

QUORUM; EFFECT OF ABSTENTIONS AND BROKER NON-VOTES

         The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares entitled to vote is necessary to constitute a quorum at the special meeting. Abstentions will be counted solely for the purpose of determining whether a quorum is present.

         Because approval of the merger agreement and the related plan of merger requires the affirmative vote of the holders of a majority of the outstanding shares of Central Bank common stock, abstentions will have the same effect as a vote against the merger agreement. The proposal to approve the merger agreement is a "non-discretionary" item, meaning that brokerage firms may not vote shares in their discretion on behalf of a client if the client has not given voting instructions.

PROXIES

         Solicitation. Proxies in the form included in the proxy card accompanying this proxy statement/prospectus are being solicited by the Central Bank board. Shares represented by properly executed proxies which are received in time and not revoked will be voted in accordance with the instructions indicated on the proxies. If no instructions are indicated, those proxies will be voted "FOR" approval of the merger agreement and any other matter that may come before the special meeting, including a motion to adjourn or postpone the special meeting to another time and/or place for the purpose of soliciting additional proxies or otherwise. However, no proxy with instructions to vote against approval of the merger agreement will be voted in favor of any adjournment or postponement of the special meeting.

         Central Bank's bylaws require that proxies be maintained on file with the Cashier of Central Bank. Proxies received in time and not revoked will be filed with the Cashier.

         Directors, officers and other employees of Central Bank or its subsidiaries may solicit proxies, including personally or by telephone or facsimile or otherwise. None of these people will receive any special compensation for solicitation activities. Central Bank will arrange with brokerage firms and other custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of stock held of record by those persons, and Central Bank will reimburse these persons for their reasonable out-of-pocket expenses.

         Revocability. If you hold your shares in your own name, you may revoke your proxy at any time before its exercise at the special meeting by:

     o    giving written notice of revocation to the Secretary of Central Bank,

     o    properly submitting a duly executed proxy bearing a later date, or

     o    voting in person at the special meeting.


         You should address all written notices of revocation and other communications with respect to revocation of proxies to:

                  Central Bank of Tampa
                  2307 West Kennedy Blvd.
                  Tampa, Florida, 33609
                  Attention: Linda M. Hinze

         A proxy appointment will not be revoked by death or supervening incapacity of the shareholder executing the proxy unless notice of the death or incapacity is filed with the Secretary of Central Bank, before the shares are voted.

         If your shares are held in "street name" and you have instructed your broker to vote your shares, you must follow directions provided by your broker to change your vote.

VOTE REQUIRED

The affirmative vote of the holders of a majority of the outstanding shares of Central Bank common stock is required for approval of the merger agreement. Each share of Central Bank common stock is entitled to one vote on each matter submitted to the meeting. If you do not vote your shares, it will have the same effect as a vote "against" the merger agreement.

As of the record date, the directors and executive officers of Central Bank are entitled to vote 60,763 shares of Central Bank common stock, which represents approximately 18.46% of the outstanding shares of Central Bank common stock. Each of them has indicated to us that they intend to vote "FOR" approval of the merger agreement. As of the record date, neither TSFG nor any of its directors or executive officers or their affiliates held any shares of Central Bank common stock. Holders of a majority of the outstanding shares of Central Bank common stock must vote in favor of the merger in order for it to be approved.


RECOMMENDATION OF BOARD OF DIRECTORS

         The Central Bank board has unanimously approved the merger agreement, believes that the merger is in the best interests of the shareholders of Central Bank, and recommends that you vote "FOR" approval of the merger agreement. See "The Merger--Reasons of Central Bank for the Merger" on page 25.

                                   THE MERGER

         The following description of the material information pertaining to the merger, including the material terms and conditions of the merger agreement, is qualified in its entirety by reference to the more detailed Appendices to this proxy statement/prospectus, including the merger agreement attached as Appendix A, which is incorporated by reference into this proxy statement/prospectus. We urge you to read the Appendices in their entirety.

TRANSACTION STRUCTURE

         The merger agreement provides for a transaction in which Central Bank will merge into Mercantile Bank, which is a wholly-owned banking subsidiary of TSFG. Mercantile Bank will be the surviving entity in the merger. Each share of Central Bank common stock issued and outstanding at the effective time of the merger will be converted into shares of TSFG common stock, as described below.

         Upon completion of the merger, the board of directors of Mercantile Bank will be expanded by one member, and a person designated by Anthony V. Ferlita, President of Central Bank, will become a member of the board of directors of Mercantile Bank. Mr. Ferlita expects to designate Frank A. Massari, M.D. as such director.


BACKGROUND OF THE MERGER

         In recent years the Board of Directors of Central Bank, along with the senior executive officers of Central Bank, has periodically reviewed the strategic alternatives available to Central Bank with a view toward maximizing value for the shareholders of Central Bank. As a consequence of the Board's periodic review of strategic alternatives, in late 2000 the Board began to conclude that changing competitive and regulatory conditions might make it increasingly difficult in future years for Central Bank to continue to achieve growth and maintain return on equity at levels that would be acceptable for its shareholders.

         In October 2000 Central Bank engaged the investment banking and financial advisory firm of Alex Sheshunoff & Co. Investment Banking, L.P. ("Sheshunoff") to advise the Board regarding the strategic choices that might be available to Central Bank, including a possible sale of Central Bank, and on behalf of the Board authorized Sheshunoff to contact representatives of selected financial institutions to evaluate their interest in engaging in a business combination transaction with Central Bank.

         In November 2000, Sheshunoff contacted approximately 38 financial institutions believed by it and Central Bank's management to be potentially interested in and financially and otherwise capable of engaging in a business combination with Central Bank. These institutions were selected based on their suitability in light of certain characteristics including their size and location. Sheshunoff obtained confidentiality agreements from and delivered a package containing information about Central Bank to nine of these financial institutions.

         In April 2001, Central Bank received a preliminary indication of interest from a financial institution (the "First Bidder") which indicated that the First Bidder would consider making a proposal to Central Bank with an aggregate value somewhere in the mid-forty million dollar range. However, the First Bidder withdrew its indication of interest before any definitive terms were agreed upon, and management of Central Bank authorized Sheshunoff to continue to solicit proposals from other potential bidders.

         On or about April 3, 2002, Central Bank received an inquiry from a representative of a second financial institution (the "Second Bidder") which sought to open discussions about a possible acquisition of Central Bank. The Second Bidder indicated that it might be willing to make a proposal for a transaction in which shareholders of Central Bank would receive stock issued by the Second Bidder having an aggregate value of approximately $66,170,000. Management of Central Bank instructed Sheshunoff to pursue such discussions on behalf of the Board of Central Bank, and also instructed Sheshunoff to continue to solicit proposals from other financial institutions. The Second Bidder began its due diligence review of Central Bank; however, the market price of the Second Bidder's common stock declined, and on August 1, 2002 the Second Bidder notified Central Bank that the Second Bidder was no longer interested in pursuing a transaction with Central Bank.

         In late April 2002, representatives of TSFG and its Florida affiliate, Mercantile Bank, also expressed an interest in beginning discussions with a view toward TSFG acquiring Central Bank. On behalf of the Board, management instructed Sheshunoff to pursue discussions with TSFG (as well as with the Second Bidder, which at that date had not yet withdrawn from discussions with Central Bank), and also instructed Sheshunoff to renew its contacts with other potential bidders for Central Bank with a view to obtaining the best possible offer for Central Bank. Representatives of TSFG indicated that TSFG might be willing to propose a transaction in which shareholders of Central Bank would receive TSFG common stock having an aggregate value of approximately $65,800,000.

         During the period from late April to early August, Sheshunoff conducted a due diligence review of TSFG on behalf of Central Bank, and TSFG conducted a due diligence review of Central Bank.

         On August 21, 2002, TSFG indicated to Sheshunoff that TSFG was considering making a merger proposal that would have an aggregate value to shareholders of Central Bank of approximately $68,000,000. That day the Central Bank Board met and reviewed the potential TSFG proposal as described by Sheshunoff, and authorized Sheshunoff and Mr. Ferlita to continue negotiations with TSFG.

         On September 11, 2002 Sheshunoff received a draft of a proposed merger agreement from TSFG. Representatives of Sheshunoff and of Central Bank and Central Bank's legal counsel negotiated various provisions of the proposed merger agreement, and on September 17, 2002 TSFG delivered a revised draft of the proposed merger agreement to Central Bank.

         On September 18, 2002, at a meeting of the Central Bank Board, with representatives of Sheshunoff participating by telephone, senior management of Central Bank reviewed for the Central Bank Board the discussions and contacts with TSFG to date and the terms of the transaction negotiated with TSFG. Sheshunoff reviewed the results of its due diligence investigations of TSFG, and also reviewed the terms of the merger agreement negotiated with TSFG and related matters, including proposed employment arrangements for Mr. Ferlita and Ms. Hinze. At the meeting, among other thing, the Central Bank Board discussed:

     (i)  the market conditions now prevailing for the sale of community banks;

    (ii) the structure of the proposed TSFG transaction, including the form of the transaction, the form of the consideration, the provisions of the merger agreement that would allow the Central Bank Board to terminate the agreement under certain limited circumstances, the $500,000 termination fee that would be payable by Central Bank to TSFG in the event that the Central Bank Board were to exercise its limited termination right or in the event of certain other circumstances, including circumstances in which the shareholders of Central Bank fail to approve the merger agreement, and the likely timing of the proposed transaction;

   (iii)  the financial aspects of the proposed transaction with TSFG; and

    (iv) TSFG and its operations and financials generally, including TSFG's stock price and volume historically, comparisons of its stock price to other comparable companies; the float and liquidity of TSFG's stock and its historical financial performance.

         At the September 18 meeting, in addition to reviewing the financial terms of the proposed transaction and other matters, Sheshunoff delivered to the Central Bank Board its oral opinion (which was subsequently confirmed in writing) to the effect that, as of that date, the merger consideration offered by TSFG was fair to Central Bank shareholders from a financial point of view. See "--Opinion of Central Bank's Financial Advisor."

         Based upon the Central Bank Board's review and discussion of the definitive terms of the transaction, the opinion of Sheshunoff and other relevant factors (described below in "--Reasons of Central Bank for the Merger"), the Central Bank Board, by unanimous vote of all directors, authorized Mr. Ferlita, as Chief Executive Officer of Central Bank, to execute and deliver the merger agreement on behalf of Central Bank, in the form approved by the Board of Directors of Central Bank, and with such further changes to the merger agreement as were approved by Mr. Ferlita.

         On October 2, 2002, Central Bank and TSFG executed and delivered the merger agreement. On October 3, 2002 TSFG issued a press release announcing the proposed merger transaction.

         REASONS OF CENTRAL BANK FOR THE MERGER


         In reaching its determination to adopt the merger agreement, the Central Bank Board consulted with Central Bank's management and its financial and legal advisors, and considered a number of factors. The following include all of the material factors considered by the Central Bank Board:

     o the Central Bank Board's familiarity with and review of Central Bank's business, operations, financial condition and earnings on an historical and a prospective basis, including, without limitation, its potential growth and profitability and the associated business risks;

     o the current and prospective economic and competitive environment facing the financial services industry generally, and Central Bank in particular, including the continued rapid consolidation in the financial services industry and the competitive effects of the increased consolidation on smaller financial institutions such as Central Bank;

     o the increasing importance of operational scale and financial resources in maintaining efficiency and remaining competitive over the long term and in being able to capitalize on technological development which significantly impact industry competition;

     o the value to be received by holders of Central Bank common stock pursuant to the merger agreement;

     o the information presented by Sheshunoff to the Central Bank Board with respect to the merger and the opinion of Sheshunoff that, as of the date of that opinion, the merger consideration was fair to the holders of Central Bank common stock from a financial point of view (see "--Opinion of Central Bank's Financial Advisor" below);

     o the Central Bank Board's review, based in part on the presentation of its financial advisor and Central Bank's management, of the business, operations, financial condition and earnings of TSFG on an historical and a prospective basis and of the combined company on a pro forma basis and the historical stock price performance and liquidity of TSFG common stock, and the resulting relative interests of Central Bank shareholders and TSFG shareholders in the common equity of the combined company;

     o    the  previous   experience   of   management  of  TSFG  in  completing
          acquisition transactions;

     o the process conducted by Central Bank's management and its financial advisor in exploring and determining the potential value which could be realized by Central Bank's shareholders in a business combination transaction, including the contacts between Central Bank and/or its financial advisor with certain bank holding companies determined to be the most likely companies to be both interested in and financially and otherwise capable of engaging in a business combination transaction with Central Bank, the fact that each of the selected bank holding companies which expressed interest in a business combination transaction with Central Bank was afforded an opportunity to submit proposals for such a transaction to Central Bank, and the terms of the preliminary proposals received by Central Bank from the First Bidder and from the Second Bidder and the fact that each of those preliminary proposals had been withdrawn;

     o the general impact that the merger could be expected to have on the constituencies served by Central Bank, including its customers, employees and communities;

     o the expectation that the merger would constitute a reorganization under Section 368(a) of the Internal Revenue Code (see "--Certain Federal Income Tax Consequences" on page 37);

     o the fact that TSFG has agreed to cause the appointment of one non-employee member of the Board of Directors of Central Bank to the Board of Directors of Mercantile, and has agreed to cause the appointment of each individual who is currently a member of the Board of Directors of Central Bank as a member of Mercantile's Tampa Bay/St. Petersburg advisory Board, all of which are expected to provide a degree of continuity and involvement by Central Bank following the merger;

     o the fact that TSFG had asked Ms. Linda Hinze and Mr. Anthony Ferlita to sign employment agreements with Mercantile;

     o that the directors and officers of Central Bank might be deemed to have interests in the merger other than their interests generally as Central Bank shareholders (See "--Interests of Certain Persons in the Merger" on page 43);

     o the results of the due diligence investigation of TSFG conducted by Central Bank's financial advisors;

     o the terms of the $500,000 termination fee in favor of TSFG, including the risk that the termination fee might discourage third parties from offering to acquire Central Bank by increasing the cost of a third party acquisition, and recognizing that the termination fee was a condition to TSFG's willingness to enter into the merger agreement; and

     o    the alternative strategic courses available to Central Bank, including
          remaining   independent  and  exploring   other   potential   business
          combination transactions.

         The preceding discussion of the information and factors considered by the Central Bank Board is not intended to be exhaustive but includes all of the material factors considered by the Central Bank Board. In the course of its deliberations with respect to the merger, the Central Bank Board discussed the anticipated impact of the merger on Central Bank, its shareholders, and its various other constituencies, and no material disadvantages expected to result from the merger were identified during these discussions. In reaching its determination to approve and recommend the merger, the Central Bank Board did not assign any relative or specific weights to the factors considered in reaching that determination, and individual directors may have given differing weights to different factors.

         THE CENTRAL BANK BOARD BELIEVES THE MERGER IS IN THE BEST INTERESTS OF CENTRAL BANK AND THE CENTRAL BANK SHAREHOLDERS. THE CENTRAL BANK BOARD UNANIMOUSLY RECOMMENDS THAT CENTRAL BANK SHAREHOLDERS VOTE FOR THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND THE CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED BY THAT AGREEMENT.


OPINION OF CENTRAL BANK'S FINANCIAL ADVISOR

         Central Bank retained Alex Sheshunoff & Co. Investment Banking, L.P. to provide its opinion of the fairness from a financial viewpoint, of the merger consideration to be received by the stockholders of Central Bank in connection with the merger with TSFG. As part of its investment banking business, Sheshunoff is regularly engaged in the valuation of securities in connection with mergers and acquisitions and valuations for estate, corporate, and other purposes. The board of directors of Central Bank retained Sheshunoff based upon its experience as a financial advisor in mergers and acquisitions of financial institutions and its knowledge of financial institutions. No limitations were placed on Sheshunoff by Central Bank with respect to the scope of its investigation, procedures followed by Sheshunoff in delivering its opinion, or otherwise.

         On September 18, 2002, Sheshunoff rendered its oral opinion that, as of such date, the merger consideration was fair, from a financial point of view, to the stockholders of Central Bank. Sheshunoff rendered its written fairness opinion as of October 15, 2002.

         The full text of the fairness opinion, which sets forth, among other things, assumptions made, procedures followed, matters considered, and limitations on the review undertaken, is attached as Appendix C to this proxy statement. You are urged to read Sheshunoff's fairness opinion carefully and in its entirety. The fairness opinion is addressed to the board of directors of Central Bank, and does not constitute a recommendation to any stockholder of Central Bank as to how such stockholder should vote at the special shareholder meeting of Central Bank.

         In connection with the fairness opinion, Sheshunoff:

     o    reviewed the merger agreement;

     o evaluated Central Bank's consolidated results based upon a review of its annual financial statements for the three-year period ending December 31, 2001 and the year-to-date period ending June 30, 2002;

     o reviewed Call Report information for the three years ended December 31, 2001 and the four most recent quarters ended June 30, 2002 for Central Bank;

     o conducted conversations with executive management regarding recent and projected financial performance of Central Bank;

     o compared Central Bank's recent operating results with those of certain other banks in Florida that have recently been acquired;

     o compared Central Bank's recent operating results with those of certain other banks located in the United States that have recently been acquired;

     o compared the pricing multiples for Central Bank in the merger to those of certain other banks in Florida that have recently been acquired;

     o compared the pricing multiples for Central Bank in the merger to those of certain other banks located in the United States that have recently been acquired;

     o analyzed the net present value of the after-tax cash flows Central Bank could produce through the year 2006, based on assumptions provided by management; and

     o    performed such other analyses as Sheshunoff deemed appropriate.

         In connection with its review, Sheshunoff relied upon and assumed the accuracy and completeness of all of the foregoing information provided to it or made publicly available. Sheshunoff did not assume any responsibility for independent verification of such information. Sheshunoff assumed that internal, confidential financial projections provided by Central Bank were reasonably prepared reflecting the best currently available estimates and judgments of the future financial performance of Central Bank and did not independently verify the validity of such assumptions. Sheshunoff did not make any independent evaluation or appraisal of the assets or liabilities of Central Bank nor was Sheshunoff furnished with any such appraisals. Sheshunoff did not examine any individual loan files of Central Bank. Sheshunoff is not an expert in the evaluation of loan portfolios for the purposes of assessing the adequacy of the allowance for losses with respect thereto and has assumed that such allowance is, in the aggregate, adequate to cover such losses.

         With respect to TSFG, Sheshunoff did not conduct any independent evaluation or appraisal of the assets, liabilities or business prospects of TSFG, was not furnished with any evaluations or appraisals, and did not review any individual loan files of TSFG.

         Sheshunoff's opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to Sheshunoff as of ____________.

         In connection with delivering its opinion, Sheshunoff performed a variety of financial analyses. The preparation of an opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Consequently, the fairness opinion is not readily susceptible to partial analysis of summary description. Moreover, the evaluation of fairness, from a financial point of view, of the merger consideration is to some extent subjective, based on the experience and judgment of Sheshunoff, and not merely the result of mathematical analysis of financial data. Accordingly, notwithstanding the separate factors summarized below, Sheshunoff believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying its opinion. The ranges of valuations resulting from any particular analysis described below should not be taken to be Sheshunoff's view of the actual value of Central Bank.

         In performing its analyses, Sheshunoff made numerous assumptions with respect to industry performance, business, and economic conditions and other matters, many of which are beyond the control of Central Bank. The analyses performed by Sheshunoff are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses, nor are they appraisals. In addition, Sheshunoff's analyses should not be viewed as determinative of the opinion of the board of directors or the management of Central Bank with respect to the value of Central Bank.

         The following is a summary of the analyses performed by Sheshunoff in connection with its opinion. The following discussion contains financial information concerning Central Bank as of June 30, 2002, and market information as of __________.

         ANALYSIS OF SELECTED TRANSACTIONS. Sheshunoff performed an analysis of premiums paid in selected recently announced acquisitions of banking organizations in Florida and in the United States with comparable characteristics to the merger. Two sets of comparable transactions were analyzed to ensure a thorough comparison.

         The first set of comparable transactions consisted of a group of transactions in Florida for which pricing data were available. These comparable transactions consisted of three mergers and acquisitions of banks with assets between $100 million and $300 million that were announced between January 1, 2001 and September 14, 2002. The analysis yielded multiples of the purchase prices in these transactions relative to:

         1. Book value ranging from 3 times to 3.9 times with an average of 3.4 times and a median of 3.4 times (compared with the multiples implied in the merger of 2.4 times June 30, 2002 book value for Central Bank);

         2. Last twelve months earnings ranging from 18.0 times to 20.9 times with an average of 19.8 times and a median of 20.2 times (compared with the multiples implied in the merger of 16.9 times last twelve months earnings as of June 30, 2002 for Central Bank);

         3. Total assets ranging between 20.0% and 34.5% with an average of 29.5% and a median of 34.0% (compared with the multiples implied in the merger of 31.7% of June 30, 2002 total assets for Central Bank); and

         4 Total deposits ranging from 25.6% to 44.4% with an average of 36.6% and a median of 40.0% (compared with the multiples implied in the merger of 39.5% of deposits as of June 30, 2002 for Central Bank).

         The second set of comparable transactions consisted of a group of banks in the United States with profitability, asset size and characteristics similar to Central Bank that were purchased for cash and for which pricing data were available. These comparable transactions consisted of seven mergers and acquisitions of banks in the United States with total assets between $100 million and $250 million that were announced between July 1, 2001 and September 14, 2002. The analysis yielded multiples of the purchase prices in these transactions relative to:

         1. Book value ranging from 1.0 times to 5.1 times with an average of 2.1 times and a median of 2.0 times (compared with the multiples implied in the merger of 2.4 times June 30, 2002 book value for Central Bank);

         2. Last twelve months earnings ranging from 11.2 times to 44.7 times with an average of 19.9 times and a median of 18.0 times (compared with the multiples implied in the merger of 16.9 times last twelve months earnings as of June 30, 2002 for Central Bank;

         3. Total assets ranging between 8.7% and 34.5% with an average of 18.0% and a median of 17.2% (compared with the multiples implied in the merger of 31.7% of June 30, 2002 total assets for Central Bank); and

         4. Total deposits ranging from 9.7% to 44.4% with an average of 21.0% and a median of 20.3% (compared with the multiples implied in the merger of 39.5% of deposits as of June 30, 2002 for Central Bank).

         DISCOUNTED CASH FLOW ANALYSIS. Using discounted cash flow analysis, Sheshunoff estimated the present value of the future after-tax cash flow streams that Central Bank could produce through the year 2006, under various circumstances, assuming that it performed in accordance with the earnings/return projections provided by management.

         Sheshunoff estimated the terminal value for Central Bank at the end of 2006 by capitalizing the final period projected earnings by the quotient of (i) the assumed annual growth rate of the earnings of Central Bank plus one and (ii) the difference between a range of required rates of return and the assumed annual growth rate of earnings in (i) above. Sheshunoff discounted the annual cash flow streams (defined as all earnings in excess of that required to maintain a tangible equity to asset ratio of 8.0%) and the terminal values using discount rates ranging from 12% to 14%. The range of discount rates was chosen to reflect different assumptions regarding the required rates of return of Central Bank and the inherent risk surrounding the underlying cash flow projections. This discounted cash flow analysis indicated a range of values per diluted share of $147.97 to $194.91, compared to the value per diluted share of the merger consideration to Central Bank shareholders of $206.61 as of
-------------.

         The discounted cash flow analysis used by Sheshunoff is a widely-used valuation methodology that relies on numerous assumptions, including asset and earnings growth rates, terminal values and discount rates. The analysis does not purport to be indicative of the actual or expected values of Central Bank common stock.

         COMPARABLE COMPANY ANALYSIS. Sheshunoff compared selected stock market results of TSFG to the publicly available corresponding data of other composites that Sheshunoff deemed to be relevant, including SNL Securities, L.P.'s (i) index of all publicly traded banks, (ii) the SNL index of banks in the Southeastern Region, and (iii) the S&P 500. TSFG's common stock price has performed better than the selected indices for the year-to-date period through October 11, 2002.

         No company or transaction used in the comparable company and comparable transaction analyses is identical to Central Bank, TSFG, or the merger. Accordingly, an analysis of the results of the foregoing necessarily involves complex considerations and judgments concerning differences in financial and operating characteristics of Central Bank and TSFG and other factors that could affect the public trading value of the companies to which they are being compared. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using comparable transaction data or comparable company data.

         Pursuant to an engagement letter dated October 25, 2000 between Central Bank, and Sheshunoff, Central Bank agreed to pay Sheshunoff a transaction fee of
0.75 percent of the merger consideration to be received by Central Bank as a result of the merger if the merger consideration was less than $60 million or
1.25 percent of the merger consideration if the merger consideration was equal to or greater than $60 million. In addition, Sheshunoff will be reimbursed for its reasonable out-of-pocket expenses. Central Bank also agreed to indemnify and hold harmless Sheshunoff and its officers and employees against certain liabilities in connection with its services under the engagement letter, except for liabilities resulting from the negligence, violation of law or regulation or bad faith of Sheshunoff or any matter for which Sheshunoff may have strict liability.

         The fairness opinion is directed only to the question of whether the merger consideration is fair from a financial perspective and does not constitute a recommendation to any Central Bank shareholder to vote in favor of the merger.

         Based on the results of the various analyses described above, Sheshunoff concluded that the merger consideration to be received by Central Bank stockholders pursuant to the merger is fair from a financial point of view.


MERGER CONSIDERATION

         The merger agreement provides that at the effective time of the merger each share of Central Bank common stock issued and outstanding immediately prior to the effective time will be converted into shares of TSFG common stock and cash in lieu of fractional shares.

         Pursuant to the terms of the merger, TSFG will issue to Central Bank shareholders a total number of shares equal to $68,000,000 divided by the "fair market value" of TSFG common stock. The "fair market value" is defined as the average of the last reported sale price per share of the TSFG common stock as reported on the NASDAQ/NMS for the ten consecutive trading days ending on the second trading day immediately prior to closing, except that the fair market value will never be deemed to be less than $15.00 per share or more than $25.00 per share. In the event that such ten trading day average is less than $15.00 or greater than $25.00, then the fair market value shall be deemed to be either $15.00 or $25.00 as applicable.

         As a result of this valuation procedure, the actual number of shares to be issued to the Central Bank shareholders cannot be determined until the second trading day immediately prior to the effective time of the merger. We intend to announce these amounts when known.

         To determine the number of TSFG shares to be received for each Central Bank share, the total number of TSFG shares issuable in the merger, will be divided by 329,118 (which is the total number of shares of Central Bank common stock outstanding). The following table sets forth various exchange ratios, depending upon the average closing price of TSFG common stock during such ten trading day period.

                                                  Exchange Ratio
           Average Closing Price     (i.e. the number of shares of TSFG common
           During 10-Day Period     stock issuaable for each Central Bank share)
           --------------------     --------------------------------------------

                    $14.00                          13.774
                     14.50                          13.774
                     15.00                          13.774
                     15.50                          13.330
                     16.00                          12.913
                     16.50                          12.522
                     17.00                          12.154
                     17.50                          11.806
                     18.00                          11.478
                     18.50                          11.168
                     19.00                          10.874
                     19.50                          10.596
                     20.00                          10.331
                     20.50                          10.079
                     21.00                           9.839

                     21.50                           9.610
                     22.00                           9.391
                     22.50                           9.183
                     23.00                           8.983
                     23.50                           8.792
                     24.00                           8.609
                     24.50                           8.433
                     25.00                           8.265
                     25.50                           8.265
                     26.00                           8.265

         Based on the $20.76 closing price of TSFG common stock on October 2, 2002, the day prior to the announcement of the proposed merger, Central Bank shareholders would receive 9.9524 shares of TSFG common stock for each share of Central Bank common stock. Based on the $21.23 closing price of TSFG common stock on October 30, 2002, Central Bank shareholders would receive 9.7321 shares of TSFG common stock for each share of Central Bank common stock. Because the dollar amount of consideration to be issued by TSFG in the merger is fixed at $68,000,000, the value to be received by the Central Bank shareholders is fixed at $206.61 per share. The "value" of the TSFG common stock which comprises the $68,000,000 will be equal to the average closing price of TSFG common stock for the ten trading days ending the second trading day prior to closing.

         NO ASSURANCE CAN BE GIVEN THAT THE CURRENT FAIR MARKET VALUE OF TSFG COMMON STOCK USED IN THE MERGER CALCULATION WILL BE EQUIVALENT TO THE FAIR MARKET VALUE OF TSFG COMMON STOCK ON THE DATE THAT STOCK IS RECEIVED BY A CENTRAL BANK SHAREHOLDER OR AT ANY OTHER TIME. THE FAIR MARKET VALUE OF TSFG COMMON STOCK RECEIVED BY A CENTRAL BANK SHAREHOLDER MAY BE GREATER OR LESS THAN THE CURRENT FAIR MARKET VALUE OF TSFG DUE TO NUMEROUS MARKET FACTORS.

         If, between the date of the merger agreement and the effective time, the shares of TSFG common stock are changed into a different number or class of shares by reason of reclassification, split-up, combination, exchange of shares or readjustment, or a stock dividend is declared with a record date within that period, appropriate adjustments will be made to the per share cash consideration and the per share stock consideration.

         No fractional shares of TSFG common stock will be issued to any holder of TSFG common stock upon completion of the merger. For each fractional share that would otherwise be issued, TSFG will pay cash in an amount equal to the fraction multiplied by the average of the closing sale prices of TSFG common stock on the Nasdaq National Market for the ten trading days ending on the second trading day prior to closing. No interest will be paid or accrued on cash payable in lieu of fractional shares of TSFG common stock.

         The terms of the merger were determined by Central Bank and TSFG on the basis of arm's-length negotiations.


TREATMENT OF OPTIONS

         Central Bank has no options outstanding.


FRACTIONAL SHARES

         TSFG will not issue fractional shares in the merger. Instead, a cash payment will be paid in an amount equal to the product of (i) the fractional part of a share of TSFG common stock multiplied by (ii) the average of the closing sale prices of TSFG common stock on the Nasdaq National Market for the ten trading days ending on the second trading day prior to closing.

EFFECTIVE TIME

         The merger will become effective at such time as specified in the articles of merger filed by the Department of State of Florida.

         We will complete the merger on the first day which is both the last business day of the month and at least one business day after all the conditions to the merger set forth in the merger agreement have first been satisfied or waived, unless we agree otherwise.

         We anticipate that the merger will be completed during the fourth quarter of 2002. However, completion of the merger could be delayed if there is a delay in satisfying any conditions to the merger. There can be no assurances as to whether, or when, TSFG and Central Bank will complete the merger. If the merger is not completed on or before February 28, 2003, either TSFG or Central Bank may terminate the merger agreement, unless the failure to complete the merger by that date is due to the failure of the party seeking to terminate the merger agreement to perform its covenants in the merger agreement. See "-- Conditions to the Completion of the Merger" below and "-- Regulatory Approvals Required for the Merger" beginning on pages 32 and 36.


CONDITIONS TO THE COMPLETION OF THE MERGER

         Completion of the merger is subject to various conditions. While it is anticipated that all of the applicable conditions will be satisfied, there can be no assurance as to whether or when all of those conditions will be satisfied or, where permissible, waived.

         The respective obligations of TSFG and Central Bank to complete the merger are subject to the following conditions:

     o    approval of the merger agreement by Central Bank's shareholders;

     o receipt of all required regulatory approvals and expiration of all related statutory waiting periods;

     o absence of any order, decree or injunction of a court or agency of competent jurisdiction which prohibits the completion of the merger;

     o absence of any statute, rule or regulation which prohibits, restricts or makes illegal completion of the merger;

     o effectiveness of the registration statement for the TSFG shares to be issued in the merger;

     o approval by the Nasdaq National Market of listing of the shares of TSFG common stock to be issued in the merger;

     o accuracy of the other party's representations and warranties contained in the merger agreement as of the dates specified in that agreement, except, in the case of most of those representations and warranties, where the failure to be so accurate would not be reasonably likely to have a "material adverse effect" on the party making those representations and warranties (see "-- Representations and Warranties" below), and the performance by the other party of its obligations contained in the merger agreement in all material respects;

     o the receipt by the parties of an opinion of counsel substantially to the effect that the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code;

     o the absence of any pending proceeding by any government entity seeking an injunction to prevent the merger; and

     o TSFG shall have entered into employment and noncompetition agreements with Anthony V. Ferlita and Linda M. Hinze, substantially in the forms attached as Exhibit A to the merger agreement (attached to this document as Appendix A).



REPRESENTATIONS AND WARRANTIES

         Each of Central Bank and TSFG has made representations and warranties to the other in the merger agreement as to, among other things:

     o corporate existence, good standing and qualification to conduct business,

     o due authorization, execution, delivery and enforceability of the merger agreement,

     o    capital structure,

     o    authority to complete this transaction,

     o governmental and third-party consents necessary to complete the merger,

     o absence of any violation of agreements or law or regulation as a result of the merger,

     o    compliance with laws,

     o    information with respect to each party contained in this document,

     o    regulatory filings,

     o    financial statements,

     o    absence of material adverse changes,

     o    tax treatment of the merger,

     o    properties,

     o    agreements with regulatory agencies and regulatory approvals,

     o    absence of legal proceedings and regulatory actions, and

     o    fees payable to financial advisors in connection with the merger.


         TSFG has also made representations and warranties to Central Bank with respect to the accuracy and completeness of TSFG's filings with the SEC and its non-ownership of Central Bank common stock. Central Bank has also made representations and warranties to TSFG with respect to the employee benefit matters, environmental matters, its loan portfolio, properties, material contracts, tax matters, the inapplicability of state anti-takeover laws and the receipt of a fairness opinion.

         The representations and warranties of the parties will be deemed to be true and correct unless the totality of any facts, circumstances or events inconsistent with any of those representations or warranties has had or would be reasonably likely to have a material adverse effect on the business, financial condition or results of operations of the party making those representations and warranties and its subsidiaries taken as a whole or on the ability of that party and its subsidiaries to consummate the transactions contemplated by the merger agreement. In determining whether a material adverse effect has occurred or is likely, the parties will disregard any effects resulting from any

     o    changes in banking laws, rules or regulations,

     o changes in generally accepted accounting principles or regulatory accounting principles that apply to banks, thrifts or their holding companies generally,

     o changes attributable to or resulting from general economic conditions, including changes in the prevailing level of interest rates, or

     o any action or omission of either party or their subsidiaries taken with the prior consent of the other party.



CONDUCT OF BUSINESS PENDING THE MERGER

         Central Bank has agreed, during the period from the date of the merger agreement to the completion of the merger (except as expressly provided in the merger agreement and except as consented by TSFG), to conduct its business in the ordinary course consistent with past practice.

         In addition, each of the parties has agreed that it will not, and will not permit any of its subsidiaries to, without the prior consent of the other party,

     o take any action that is intended or may reasonably be expected to result in any of that party's representations and warranties being or becoming untrue, or in any conditions to the merger not being satisfied;

     o declare or pay any dividends or make any other distributions on its capital stock, except that TSFG may pay its regularly quarterly cash dividends and may increase the amount of those dividends consistent with past practice;

     o except as required by generally accepted accounting principles, change its methods of accounting; or

     o take or cause to be taken any action that would prevent the merger from qualifying as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

         Central Bank has agreed to additional covenants that place restrictions on the conduct of the business of Central Bank, including specific covenants providing that Central Bank will not, without the prior consent of TSFG,

     o amend its articles of incorporation, bylaws or other similar governing documents;

     o repurchase, redeem or otherwise acquire any shares of capital stock of Central Bank or any of its subsidiaries;

     o split, combine or reclassify any shares of its capital stock or issue or sell, or authorize the issuance or sale of, any shares of Central Bank capital stock or any securities convertible into, or any rights or options to acquire, any Central Bank shares, except for the issuance of Central Bank common stock upon the exercise of outstanding options issued under employee benefit plans, programs or arrangements in accordance with their present terms;

     o    enter into any new line of business;

     o other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money or assume or guarantee the obligations of any third party;

     o acquire or agree to acquire any business or any corporation, partnership or other business organization or division of any of those organizations, or acquire any assets which would be material to Central Bank, other than in connection with foreclosures, settlements in lieu of foreclosures or troubled loan or debt restructurings in the ordinary course of business consistent with past practice;

     o make any capital expenditures, other than in the ordinary course of business or as necessary to maintain existing assets in good repair and which do not exceed $50,000 in the aggregate;

     o except as required by applicable law or as required to maintain qualification pursuant to the Internal Revenue Code of 1986, as amended, adopt, amend or terminate any employee benefit plan or any agreement, arrangement, plan or policy between Central Bank or any of its subsidiaries and any of its current or former directors, officers or employees other than certain retention and severance programs, below (see "--Interests of Certain Persons in the Merger - Severance and Bonus Payments");

     o except for normal increases in the ordinary course of business consistent with past practice or as required by applicable law, increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any plan or agreement in effect as of the date of the merger agreement, except that Central Bank may adopt a severance plan for all full-time employees (other than those covered by other Central Bank severance plans);

     o file any application to relocate or terminate the operations of any banking office of Central Bank or any of its subsidiaries;

     o other than in the ordinary course of business consistent with past practice, sell, lease, encumber, assign or otherwise dispose of, or agree to sell, lease, encumber, assign or otherwise dispose of, any of its material assets, properties or other rights or agreements; or

     o create, renew, amend or terminate, or give notice of a proposed renewal, amendment or termination of, any material contract, agreement or lease for goods, services or office space other than the renewal in the ordinary course of business of any lease term which expires before the completion of the merger.

         TSFG has also agreed not to take any action or enter into any agreement that could reasonably be expected to jeopardize or materially delay the receipt of any regulatory approval.



NO SOLICITATION BY CENTRAL BANK

         Central Bank has agreed that it will not solicit, initiate, encourage or facilitate any inquiries with respect to any:

     o    tender offer;

     o any proposal for a merger, consolidation, reorganization, share exchange, recapitalization, liquidation, dissolution or other business combination involving Central Bank or Mercantile Bank; or

     o any proposal or offer to acquire a substantial equity interest in, or a substantial portion of the assets of, Central Bank or Mercantile Bank. In our discussion we refer to any offer or proposal of the type described in any of the prior bullet points as an "acquisition proposal."

         Central Bank, however, may negotiate or provide information to, or have discussions with, any person relating to an unsolicited acquisition proposal if Central Bank's board determines, consistent with its fiduciary duties, that the proposal or offer would be likely to result in a transaction that is:

     o for either (A) a merger, reorganization or similar transaction involving Central Bank, (B) a sale, transfer or other disposition of at least 50% of the assets of Central Bank, or (C) the acquisition by a person of beneficial ownership of 50% or more of Central Bank's common stock;

     o more favorable to Central Bank shareholders from a financial point of view than the transaction contemplated by the merger agreement with TSFG; and

     o    reasonably capable of being completed.

         In our discussion we refer to any offer or proposal described above as a "superior proposal." Prior to providing confidential information to, or entering into discussion or negotiations with, the other party in connection with a superior proposal, Central Bank must execute a confidentiality agreement with the other party and advise TSFG of the material terms and conditions relating to that other party's superior proposal.



REGULATORY APPROVALS REQUIRED FOR THE MERGER

         TSFG and Central Bank have agreed to use their reasonable best efforts to obtain all regulatory approvals required to consummate the transactions contemplated by the merger agreement, which include approval from the Federal Deposit Insurance Corporation and various state and other regulatory authorities. These applications were filed during the last week of October 2002. The merger cannot proceed in the absence of these regulatory approvals. Although TSFG and Central Bank expect to obtain these required regulatory approvals, there can be no assurance as to if and when these regulatory approvals will be obtained. There can likewise be no assurance that the United States Department of Justice ("DOJ") or any state attorney general will not attempt to challenge the merger on antitrust grounds, or, if such a challenge is made, there can be no assurance as to its result.

         TSFG and Central Bank are not aware of any other material governmental approvals or actions that are required prior to the parties' consummation of the merger other than those described below. It is presently contemplated that if any such additional governmental approvals or actions are required, such approvals or actions will be sought.

         Federal Deposit Insurance Corporation. The acquisition of Central Bank as contemplated herein is subject to approval of the Federal Deposit Insurance Corporation (the "FDIC") pursuant to the Bank Merger Act (12 U.S.C. Sec. 1828 et seq.). The Bank Merger Act (the "BMA") requires that the relevant regulatory agency take into consideration, among other factors, the financial and managerial resources and future prospects of the institutions and the convenience and needs of the communities to be served. The BMA prohibits the FDIC from approving the acquisition (i) if such transaction would result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States, or (ii) if the effect of such transaction in any section of the country may be substantially to lessen competition or to tend to create a monopoly, or if it would in any other manner be a restraint of trade, unless the relevant regulatory agency finds that the anticompetitive effects of such merger are clearly outweighed by the public interest and by the probable effect of the transaction in meeting the convenience and needs of the communities to be served. In addition, the FDIC must take into account the record of performance of the existing and proposed institutions under the Community Reinvestment Act of 1977 ("CRA") in meeting the credit needs of the entire community, including low- and moderate-income neighborhoods, served by such institutions.

         Approval of Florida Department of Banking and Finance. The Florida Department of Banking and Finance must approve the change of control of Central Bank. Under Section 658.28 of the Florida banking code, the Florida Department of Banking and Finance will issue a Certificate of Approval for a change of control of a Florida state bank only after it has made an investigation and has determined that the proposed new owner of a controlling interest of such Florida state bank is qualified by reputation, character, experience and financial responsibility to control and operate the bank in a legal and proper manner and that the interest of the other shareholders, if any, and the depositors and creditors of the bank and the interest of the public generally will not be jeopardized by the proposed change in ownership, controlling interest or management. In addition, pursuant to Section 658.295 of the Florida banking code, the Florida Department of Banking and Finance will not permit the merger unless Central Bank has been in existence and continuously operating, on the date of its acquisition, for more than three years. Also, the Florida Department of Banking and Finance will not permit the merger if, upon consummation of the transaction, TSFG, including all of its insured depository institutions that would be "affiliates," as defined in 12 U.S.C. ss.1841(k), would control 30% or more of the total amount of deposits held by all insured depository institutions in the State of Florida.

         Federal Reserve Board. The merger is also subject to approval by the Federal Reserve Board pursuant to Section 3 of the Bank Holding Company Act of 1956. Based on the fact that the merger will be subject to FDIC approval, TSFG has filed a request with the Federal Reserve Board to waive the application requirements. If the waiver request isn't approved, TSFG will file the required application and notifications with the Federal Reserve Board for approval of the merger.

         The Federal Reserve Board is prohibited from approving any transaction under the applicable statutes that would result in a monopoly, or that would be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States, or that may have the effect in any section of the United States of substantially reducing competition, or tending to create a monopoly, or resulting in a restraint of trade, unless the Federal Reserve Board finds that the anti-competitive effects of the transaction are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served. In addition, in reviewing a transaction under the Bank Holding Company Act, the Federal Reserve Board will consider the financial and managerial resources of the companies and their subsidiary banks. It will also consider the convenience and needs of the communities to be served.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

         The following section describes the material U.S. federal income tax consequences of the merger to holders who hold shares of Central Bank common stock as capital assets and is the opinion of Wyche, Burgess, Freeman & Parham, P.A., special counsel to TSFG. This section does not address state, local or foreign tax consequences of the merger.

         This section is based on the federal tax laws that are currently in effect. These laws are subject to change at any time, possibly with retroactive effect. This is not a complete description of all of the consequences of the merger in your particular circumstances. We do not address the U.S. federal income tax considerations applicable to certain classes of shareholders, including:

     o    financial institutions;

     o    insurance companies;

     o    tax-exempt organizations;

     o    dealers in securities or currencies;

     o    traders in securities that elect to mark to market;

     o persons who hold Central Bank common stock as part of a straddle or conversion transaction;

     o    persons who are not for United States federal income tax purposes:

          1.   a citizen or resident of the United States;

          2.   a domestic corporation;

          3. an estate whose income is subject to United States federal income tax regardless of its source; or

          4. a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust;

     o persons who acquired or acquire shares of Central Bank common stock pursuant to the exercise of employee stock options or otherwise as compensation;

     o    persons who exercise their dissenters' appraisal rights; and

     o persons who do not hold their shares of Central Bank common stock as a capital asset.

         In connection with the filing of this document, TSFG and Central Bank will receive an opinion of TSFG's special counsel, Wyche, Burgess, Freeman & Parham, P.A., to the effect that the merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the U.S. tax code.

         These opinions will be dated as of the date of this document and as of the effective date of the merger. They will be based upon the facts, representations and assumptions outlined in the opinions. Counsel will require and rely upon representations contained in letters to be received from Central Bank and TSFG in rendering the opinions. This tax opinion will not be binding on the Internal Revenue Service. Neither TSFG nor Central Bank has requested or will request any ruling from the Internal Revenue Service as to the U.S. federal income tax consequences of the merger.

         Central Bank shareholders who exchange all of their shares of Central Bank common stock for shares of TSFG common stock pursuant to the merger will be subject to the following material U.S. federal income tax consequences:

     o no gain or loss will be recognized by a Central Bank shareholder, except with respect to a Central Bank shareholder who receives cash instead of a fractional share of TSFG common stock;

     o the aggregate adjusted tax basis of shares of TSFG common stock received by a Central Bank shareholder will be the same as the aggregate adjusted tax basis of the shares of Central Bank common stock exchanged therefor, reduced by any amount allocable to a fractional share interest for which cash is received; and

     o the holding period of shares of TSFG common stock received by a Central Bank shareholder, including any fractional share deemed issued and then redeemed for cash, will include the holding period of the Central Bank common stock exchanged therefor.

         Cash received by a Central Bank shareholder instead of a fractional share of TSFG common stock will be treated as received in redemption of the fractional share interest. The shareholder would generally recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the amount of cash received and the shareholder's adjusted tax basis in the Central Bank common stock exchanged therefor. This capital gain or loss would be long-term capital gain or loss if the Central Bank shareholder's holding period in the shares of Central Bank common stock allocable to the fractional share interest is more than one year.

         Long-term capital gain of a non-corporate person is generally subject to a maximum federal tax rate of 20%. The deductibility of capital losses is subject to limitations for both individuals and corporations.

         The tax consequences of the merger may vary depending upon your particular circumstances. YOU SHOULD THEREFORE CONSULT YOUR OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER FOR YOU, INCLUDING THE APPLICATION AND EFFECT OF U.S. FEDERAL, STATE AND LOCAL, FOREIGN AND OTHER TAX LAWS.


TERMINATION OF THE MERGER AGREEMENT

         General. The merger agreement may be terminated at any time prior to completion of the merger, whether before or after the approval of the merger by the shareholders of Central Bank, in any of the following ways:

     o    by mutual consent of TSFG and Central Bank;

     o by either TSFG or Central Bank, 30 days after the date on which any application for a required regulatory approval is denied or is withdrawn at the request of the governmental entity which must grant that approval, unless within the 30-day period following a denial or withdrawal a petition for rehearing or an amended application has been filed with that governmental entity, except that no party may so terminate the merger agreement if a denial or request for withdrawal is a result of the failure of a party to perform or observe its covenants contained in the merger agreement;

     o    by  either  TSFG  or  Central  Bank,  if any  governmental  entity  of
          competent   jurisdiction  has  issued  a  final   nonappealable  order
          enjoining or otherwise prohibiting the merger;

     o by either TSFG or Central Bank, if the merger is not completed on or before February 28, 2003 unless the failure of the closing to occur by that date is due to the failure of the party seeking to terminate the merger agreement to perform its covenants and agreements contained in the merger agreement (in our discussion we refer to this date as the "drop-dead date");

     o by either TSFG or Central Bank, if the approval of the shareholders of Central Bank required for completion of the merger is not been obtained at the special meeting;

     o by either TSFG or Central Bank, if (i) the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement and (ii) there has been a material breach of any of the representations, warranties, covenants or agreements of the other party in the merger agreement, which breach is not cured within 30 days following written notice to the party committing the breach, or which breach, by its nature, cannot be cured prior to the closing date of the merger, and which breach, individually or together with all other breaches, would, if occurring or continuing on the closing date, result in the failure of the condition relating to breaches of representations and warranties described under "-- Conditions to Completion of the Merger";

     o by Central Bank if its board of directors determines that in light of a superior proposal it must terminate the merger agreement to comply with its fiduciary duties to Central Bank and its shareholders, provided that Central Bank may not so terminate the merger agreement unless concurrently with the termination of the merger agreement Central Bank enters into an acquisition agreement related to a superior proposal. Furthermore, Central Bank may not terminate the merger agreement prior to the fifth day following TSFG's receipt of a written notice advising TSFG that Central Bank's board of directors is prepared to accept a superior proposal, and only if, during that five-day period Central Bank negotiates in good faith with TSFG to make adjustments in the terms and conditions of the merger agreement as would enable TSFG to proceed with the merger on those adjusted terms; or

     o by Central Bank during the two business days immediately prior to the designated closing date, if the average closing price of the TSFG common stock for the ten trading days immediately prior to such two day period is less than $15.00.

         It is not possible to know whether the price-based termination right described immediately above will be triggered until after the determination of the average closing prices of the TSFG as described above. The Central Bank board has made no decision as to whether it would exercise its right to terminate the merger agreement if the termination right were triggered. In considering whether to exercise its termination right, the Central Bank board of directors would, consistent with its fiduciary duties, take into account all relevant facts and circumstances that exist at that time and would consult with its financial and legal counsel. If Central Bank's shareholders approve and adopt the merger agreement at the special meeting and afterward the price-based termination right is triggered, the Central Bank board of directors will have the authority, consistent with its fiduciary duties, to elect either to complete the merger without any further action by or resolicitation of the shareholders of Central Bank, or to terminate the merger agreement.

         Termination Fees. Central Bank must pay TSFG a termination fee of $500,000 if:

     o Central Bank terminates the merger agreement in order to accept a superior proposal; or

     o an acquisition proposal with respect to Central Bank or any of its subsidiaries has been made known to Central Bank and has been publicly announced or otherwise become public, or been made to the Central Bank shareholders generally, and after which both of the following occur:

          1. the merger agreement is terminated by TSFG or Central Bank because either (i) the Central Bank shareholders fail to approve the merger agreement, or (ii) the merger agreement is not completed on or before the drop-dead date, and prior to that date the shareholders of Central Bank have not previously approved the merger; and

          2. within twelve months of terminating the merger agreement (1) Central Bank enters into an acquisition agreement providing for a merger, reorganization, business combination or similar transaction, or the disposition of at least 50% of the assets of Central Bank; or (2) any person acquires beneficial ownership of the right to acquire 25% or more of the outstanding shares of Central Bank common stock.

         Central Bank agreed to this termination fee arrangement in order to induce TSFG to enter into the merger agreement. This arrangement could have the effect of discouraging other companies from trying to acquire Central Bank.

         Effect of Termination. If the merger agreement is terminated, it will become void and there will be no liability on the part of TSFG or Central Bank or their respective officers or directors, except that:

     o any termination will be without prejudice to the rights of any party arising out of the willful breach by the other party of any provision of the merger agreement;

     o certain provisions of the merger agreement relating to the payment of fees and expenses and the confidential treatment of information will survive the termination; and

     o TSFG and Central Bank each will bear its own expenses in connection with the merger agreement and the transactions contemplated by the merger agreement.

EXTENSION, WAIVER AND AMENDMENT OF THE MERGER AGREEMENT

         Extension and Waiver. At any time prior to the completion of the merger, each of TSFG and Central Bank may, to the extent legally allowed:

     o extend the time for the performance of the obligations under the merger agreement;

     o waive any inaccuracies in the other party's representations and warranties contained in the merger agreement; and

     o waive the other party's compliance with any of its agreements contained in the merger agreement, or waive compliance with any conditions to its obligations to complete the merger.

         Amendment. Subject to compliance with applicable law, TSFG and Central Bank may amend the merger agreement at any time before or after approval of the merger agreement by Central Bank shareholders. However, after approval of the merger agreement by Central Bank shareholders, there may not be, without their further approval, any amendment of the merger agreement that reduces the amount or changes the form of the consideration to be delivered to the Central Bank shareholders.

EMPLOYEE BENEFIT PLANS AND EXISTING AGREEMENTS

         Employee Benefit Plans. The merger agreement provides that as of the effective time of the merger, the former employees of Central Bank (all of whom were technically "leased" from a third party) will be eligible to participate in employee benefit plans of TSFG or its subsidiaries in which similarly situated

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

employees of TSFG or its subsidiaries participate. For purposes of determining an employee's eligibility to participate, entitlement to benefits (except defined benefit pension benefits) or vested percentage of benefits under TSFG employee benefit plans, TSFG will give credit for the service a continuing employee had with Central Bank prior to the merger. Former employees of Central Bank will also be given credit for any amounts paid under a corresponding
Central Bank employee benefit plan for purposes of applying deductibles, co-payments, and out-of-pocket maximums as though the employee had paid the amounts in accordance with the terms and conditions of the applicable TSFG plan.

         Severance Plan. Prior to the effective time of the merger, Central Bank will adopt a severance policy, applicable to all full-time employees (other than those covered by other severance programs of Central Bank). In the event of termination without "cause" or by the employee for "good reason", the severance policy will provide generally for severance payments equal to two weeks' salary for each year of service with Central Bank with a minimum payment of four weeks' salary and a maximum of six months' salary. The severance policy will also provide for reasonable and customary outplacement services.

STOCK MARKET LISTING

         TSFG common stock is listed on the Nasdaq National Market. TSFG has agreed to use its reasonable best efforts to cause the shares of TSFG common stock to be issued in the merger to be listed on the Nasdaq National Market. It is a condition of the merger that those shares be listed on the Nasdaq National Market.

EXPENSES

         The merger agreement provides that each of TSFG and Central Bank will pay its own expenses in connection with the transactions contemplated by the merger agreement.

DIVIDENDS

         The merger agreement provides that, prior to the effective time TSFG and Central Bank may declare and pay their respective regular quarterly cash dividends on their common stock, and TSFG may increase its quarterly cash dividend on its common stock in a manner consistent with past practice.

DISSENTERS' RIGHTS

         The following discussion is not a complete description of the law relating to dissenters' rights available under Florida law. This description is qualified by the full text of the relevant provisions the Florida Business Corporation Act, which are reprinted in their entirety as Appendix B to this document. If you desire to exercise dissenters' rights, you should review carefully the Florida Business Corporation Act and are urged to consult a legal advisor before electing or attempting to exercise these rights.

         Under the Florida Business Corporation Act ("FBCA"), shareholders of Central Bank have the right to dissent from the merger, and obtain payment of the fair value of their shares. If the merger is completed, holders of Central Bank common stock who follow the procedures specified by Florida law will be entitled to receive in cash the "fair value" of their stock as of the day before the special meeting. Such value is exclusive of any appreciation in anticipation of the merger, unless such exclusion would be inequitable, but includes "a fair and equitable" rate of interest thereon. Shareholders who elect to follow such procedures are called "dissenting shareholders" in this document.

         A vote in favor of the merger agreement by a holder of Central Bank common stock will result in the waiver of the shareholder's right to dissent from the merger.

         Under Florida law, a shareholder of Central Bank may dissent from the merger by following the below procedures:

     o the dissenting shareholder must deliver to Central Bank, prior to the special meeting, written notice of his/her intent to demand payment for his/her shares;

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

     o the dissenting shareholder must refrain from voting in favor of the merger;

     o within 10 days after the date of the special meeting, Central Bank will give written notice of authorization of the merger by the shareholders to such dissenting shareholder; and

     o within 20 days after the giving of notice to the dissenting shareholder, the dissenting shareholder must file with Central Bank a notice of election and a demand for payment of the fair value of his or her shares.

         Any dissenting shareholder filing an election to dissent shall deposit his or her certificates for certificated shares with Central Bank simultaneously with the filing of the election to dissent. A shareholder may dissent as to less than all of the shares of Central Bank common stock held by him or her, and in such event, he or she is treated as two separate shareholders. Once Central Bank offers to pay the dissenting shareholder for his or her shares, the notice of election cannot be withdrawn, except with the consent of Central Bank. However, the right of a dissenting shareholder to be paid the fair value of his or her shares will cease if:

     o    the demand is withdrawn;

     o    the proposed merger is abandoned;

     o no demand or petition for determination of fair value by a court has been made or is filed within the time provided by law; or

     o a court of competent jurisdiction determines that such shareholder is not entitled to the relief provided by Florida law.

         Within 10 days after the later of the expiration of the period in which the dissenting shareholder may file his or her notice of election to dissent or the effective time of the merger, Central Bank is required to make a written offer to each dissenting shareholder to purchase the shares of Central Bank common stock at a price deemed by the surviving corporation to be the fair value of such shares.

         If, within 30 days after the making of such offer, any shareholder accepts the offer, payment will be made within 90 days after the later of the date such offer was made or the consummation of the merger. However, if within such 30 day period the surviving corporation and the dissenting shareholder are unable to agree on a price, then the surviving corporation, within 30 days after receipt of written demand from such dissenting shareholder given within 60 days after the effective time of the merger, shall, or at its election within such period may, file an action in a court of competent jurisdiction in the county in which Central Bank maintained its registered office, requesting that the fair value of the shares of Central Bank common stock be determined. If Central Bank or the surviving corporation fails to file such proceedings, any dissenting shareholder may do so in the name of Central Bank. All dissenting shareholders, except for those that have agreed upon a value with the surviving corporation, are deemed to be parties to the proceeding. In such proceeding, the court may, if it so elects, appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The surviving corporation shall pay each dissenting shareholder the amount found to be due within 10 days after final determination of the proceedings. Upon payment of such judgment, the dissenting shareholder will cease to have any interest in the shares of Central Bank common stock.

         Any judgment rendered in any dissent proceeding may, at the discretion of the court, include an allowance for interest at such rate as the court may deem fair and equitable. The court will determine the cost and expenses of any such dissent proceeding and such costs and expenses will be assessed against the surviving corporation. However, all or any part of such costs and expenses may be apportioned and assessed against the dissenting shareholders, in such amount as the court deems equitable, if the court determines that the surviving corporation made an offer to the dissenting shareholders and the shareholders' failure to accept such offer was arbitrary, vexatious or not in good faith. The expenses awarded by the court shall include compensation for, and reasonable expenses of, any appraiser but shall not include the fees and expenses of counsel or experts employed by any party. If the fair value of the shares of Central Bank common stock, as determined by the proceeding, materially exceeds the amount which the corporation initially offered to pay, or if no offer was made, the court, in its discretion, may award to any shareholder who is a party to the proceeding such sum as the court may determine to be reasonable compensation for any expert attorney or expert employed by the shareholder in the proceeding. Under Florida law, the fair value as determined by the court may be more or less than the merger consideration.

ACCOUNTING TREATMENT

         TSFG will account for the merger as a purchase, as that term is used under generally accepted accounting principles, for accounting and financial reporting purposes. Under purchase accounting, the assets and liabilities of Central Bank as of the effective time will be recorded at their respective fair values and added to those of TSFG. The amount by which the purchase price paid by TSFG exceeds the fair value of the net tangible and identifiable intangible assets acquired by TSFG through the merger will be recorded as goodwill. Financial statements of TSFG issued after the effective time will reflect these values and will not be restated retroactively to reflect the historical financial position or results of operations of Central Bank.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

         In considering the recommendation of the Central Bank board of directors that Central Bank shareholders vote in favor of approval of the merger agreement, Central Bank shareholders should be aware that some Central Bank executive officers and directors may have interests in the merger that may be different from, or in addition to, their interests as shareholders of Central Bank. Central Bank's board of directors was aware of these interests and took them into account in its decision to approve the merger agreement. These interests relate to or arise from, among other things:

     o the fact that TSFG has asked Mr. Anthony Ferlita, President and Chief Executive Officer and a member of the Board of Directors of Central Bank, and Ms. Linda Hinze, Executive Vice President and Senior Loan Officer and a member of the Board of Directors of Central Bank, to enter into employment agreements with TSFG;
     o the fact that under a plan adopted by Central Bank in 1992 and amended in 1996, Mr. Ferlita and Ms. Hinze will be entitled to payments of approximately $815,000 and $535,000, respectively, within 60 days after the merger, which payments are expected to be made concurrently with the closing of the merger;
     o the fact that Central Bank has agreed to pay retention bonuses in the aggregate amount of $47,500 to six employees of Central Bank in an effort to retain those employees at least through the effective date of the merger;
     o the fact that Braulio J. Lombardia, an officer and a member of the Board of Directors of Central Bank, is a party to an employment agreement with Central Bank, pursuant to which Mr. Lombardia would be entitled to severance payments of approximately $65,000 per year through March 2004 if Mr. Lombardia were to be terminated from his position after a change of control of Central Bank;
     o the agreement by TSFG to cause the appointment of each member of the board of directors of Central Bank (other than Frank A. Massari, M.D.) to Mercantile's Tampa Bay/St. Petersburg advisory board.
     o the retention of some of the officers and directors of Central Bank as officers of Mercantile or, in the case of Dr. Massari, a director of Mercantile; and
     o the continued indemnification of current directors and officers of Central Bank under the merger agreement and providing these individuals with directors' and officers' insurance.

         Indemnification and Insurance. TSFG has agreed in the merger agreement that, from and after the effective time of the merger, TSFG will indemnify and hold harmless each present and former director, officer and employee of Central Bank against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, arising out of matters existing or occurring at or prior to the effective time of the merger (including the transactions contemplated by the merger agreement), whether asserted or claimed prior to, at or after the effective time. TSFG has also agreed to advance any of those costs

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

to each indemnified party as they are from time to time incurred, in each case to the fullest extent permitted under applicable law.

         TSFG has also agreed in the merger agreement that, for a period of three years after the effective time of the merger, it will cause the former directors and officers of Central Bank to be covered by the policy of directors' and officer's liability insurance currently maintained by Central Bank or by a policy of at least the same coverage and containing terms no less advantageous to its beneficiaries than Central Bank policies, subject to certain maximum cost limits.

         Employment Agreements. Mr. Ferlita and Ms. Hinze are expected to enter into employment agreements with TSFG, effective as of the effective time of the Merger, pursuant to which such person will serve as officers of Mercantile Bank. Each such agreement has a term of one year. During the term of the employment agreement, each person is entitled to:

     o an annual salary ($175,000 in the case of Mr. Ferlita and $150,000 in the case of Ms. Hinze);

     o at the direction of the board of directors of TSFG, an additional incentive cash bonus pursuant to TSFG's incentive compensation plans (which for Mr. Ferlita will have a target level equal to his actual bonus payment for the 2001 fiscal year, and which for Ms. Hinze will be at a level which will cause her base salary and bonus together, to result in total base and bonus compensation at least equal to her total base and bonus compensation for the 2001 fiscal year); and

     o other benefits as generally provided to similarly situated TSFG executives.


         If (1) the officer terminates his employment as a result of a breach of the agreement by TSFG, (2) following a change in control of TSFG, the officer terminates his/her employment due to an "involuntary termination" (including a change in his responsibilities, position or authority, a change in the terms or status of the agreement, a reduction in his compensation or benefits, his forced relocation outside his area, or a significant increase in his travel requirements), or (3) TSFG terminates the officer's employment without "cause" then, in each case, the officer will:

     o receive his/her base salary and other benefits through his date of termination;

     o receive a lump sum amount equal to one times his annual total compensation (provided that, if TSFG terminates the officer's employment without cause in the absence of a change in control, the officer will receive a lump sum equal to the compensation and benefits that would be provided to him for the remaining term of the contract, except that such payment may not be less than one-half times the officer's annual compensation);

     o    become vested in all TSFG share grants or options; and

     o be deemed to be retired and credited with TSFG service for the remaining term of the agreement for purposes of TSFG's benefit plans.

         In the event of certain terminations (including a "voluntary termination" prior to a change in control), the officer may not, for a period of up to one year following that termination, compete against TSFG as provided in the agreement (but such noncompete shall be effective only if the officer receives his/her base salary during the period of the noncompete). Furthermore, if the officer's employment is terminated for any reason (whether by the officer or TSFG) following a change in control of TSFG, there will be no limitation on any activity of the officer. Amounts payable under the officer's employment agreement will be reduced to the extent necessary to avoid an imposition of any excise tax pursuant to Section 4999 of the Internal Revenue Code.

         Severance Payments. Prior to Closing, Central Bank is entitled to adopt a severance policy, applicable to all full-time employees (other than those having employment contracts). This policy may provide generally for severance payments in the event of termination without "cause" or by the employee for

"good reason" (reduction in compensation or relocation beyond 25 miles) equal to two weeks' salary for each year of service with Central bank, with a minimum payment of four weeks' salary and a maximum of six months' salary. The policy will also provide reasonable and customary outplacement services.

         Mercantile Bank Board of Directors. TSFG has agreed that upon completion of the merger of Central Bank with Mercantile Bank, Mr. Ferlita may designate an individual currently serving as an outside director of Central Bank to serve as a director of Mercantile Bank, and TSFG agrees to cause such person (or his replacement) to be elected until at least the annual meeting of shareholders held in 2006. Mr. Ferlita intends to designate Frank A. Massari, M.D. as such director.

         Advisory Board. TSFG has agreed that, promptly following the effective time of the merger, it will cause each member of the board of directors of Central Bank (other than the Central Bank director who becomes a Mercantile Bank director), who is willing to so serve, to be elected or appointed as a member of Mercantile Bank's advisory board for the Tampa/St. Petersburg area. Each member of the advisory board will be re-elected for two successive one year terms and receive a fee of $250.00 per meeting attended.


RESTRICTIONS ON RESALES BY AFFILIATES

         Shares of TSFG common stock to be issued to Central Bank shareholders in the merger have been registered under the Securities Act of 1933 and may be traded freely and without restriction by those shareholders not deemed to be affiliates (as that term is defined under the Securities Act) of Central Bank. Any transfer of TSFG shares, however, by any person who is an affiliate of Central Bank at the time the merger is submitted for a vote of Central Bank shareholders will, under existing law, require either:

     o the further registration under the Securities Act of the TSFG common stock to be transferred,

     o compliance with Rule 145 promulgated under the Securities Act, which permits limited sales under certain circumstances, or

     o    the availability of another exemption from registration.

         An "affiliate" of Central Bank is a person who directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, Central Bank. These restrictions generally are expected to apply to the directors and executive officers of Central Bank and the holders of 10% or more of the Central Bank common stock. The same restrictions apply to certain relatives or the spouse of those persons and any trusts, estates, corporations or other entities in which those persons have a 10% or greater beneficial or equity interest. TSFG will give stop transfer instructions to the transfer agent with respect to the shares of TSFG common stock to be received by persons subject to these restrictions, and the certificates for their shares will be appropriately legended.

         Central Bank has agreed in the merger agreement to cause each person who is an affiliate of Central Bank for purposes of Rule 145 under the Securities Act to deliver to TSFG a written agreement intended to ensure compliance with the Securities Act.



                       COMPARATIVE RIGHTS OF SHAREHOLDERS

         The rights of Central Bank shareholders are currently governed by the Florida Business Corporation Act (the "FBCA") and the articles of incorporation and bylaws of Central Bank. The rights of TSFG shareholders are currently governed by the South Carolina Business Corporation Act of 1988 (the "South Carolina Code") and the articles of incorporation and bylaws of TSFG. The following discussion summarizes the material differences between the current rights of Central Bank shareholders and the rights they will have as TSFG shareholders if they receive TSFG common stock in the merger.

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

         The following comparison of shareholders' rights is necessarily a summary and is not intended to be complete or to identify all differences that may, under given situations, be material to shareholders. This summary is qualified in its entirety by reference to the FCBA, Central Bank's articles of incorporation and bylaws, the South Carolina Code, and TSFG's articles of incorporation and bylaws.


AUTHORIZED CAPITAL STOCK

         TSFG. TSFG is authorized to issue 100,000,000 shares of common stock, par value $1.00 per share, and 10,000,000 shares of preferred stock, no par value per share.

         CENTRAL BANK. Central Bank is authorized to issue 800,000 shares of common stock, par value $5.00 per share.


SIZE OF BOARD OF DIRECTORS

         TSFG. TSFG's bylaws provide that the number of directors may be increased or decreased by the action of the board or shareholders at any board meeting or annual meeting of shareholders. This provision is limited by South Carolina law, which requires a shareholder vote to change the number of directors by more than 30% of the existing number of directors.

         CENTRAL BANK. Central Bank's articles of incorporation provide that the board must consist of not less than 5 directors and no more than 25 directors. Central Bank's bylaws provide that the board shall consist of nine members but that the number may be increased or decreased in accordance with the bylaws. Central Bank's board of directors is currently comprised of seven persons.


CLASSIFICATION AND QUALIFICATIONS OF DIRECTORS

         TSFG. TSFG's articles of incorporation provide that the board of directors, to the extent it consists of nine or more members, will be divided into three classes of directors as nearly equal as possible, with each class being elected to a staggered three-year term.

         CENTRAL BANK. Central Bank's articles of incorporation and bylaws do not provide for a classified board. Central Bank's bylaws provide that at least three-fifths of the directors must be continuous residents of the State of Florida for one year preceding their election.


REMOVAL OF DIRECTORS

         TSFG. Under South Carolina law, shareholders may remove one or more directors with or without cause unless the articles of incorporation provide that directors may be removed only for cause. TSFG's articles of incorporation require the affirmative vote of the holders of not less than 80% of the outstanding voting securities of TSFG to remove any director or the entire board of directors without cause. Directors may be removed for cause as provided under South Carolina law.

         CENTRAL BANK. Central Bank's bylaws provide that any of the directors may be removed for cause by vote of the shareholders or by action of the board, and that the directors may be removed without cause only by vote of the shareholders.


FILING VACANCIES ON THE BOARD OF DIRECTORS

         TSFG. Under TSFG's bylaws, shareholders may fill a vacancy on the board of directors, including a vacancy resulting from an increase in the number of directors. During the time that the shareholders fail or are unable to fill such vacancy, the board of directors may fill the vacancy by majority vote, even if the board of directors remaining in office constitute fewer than a quorum.

         CENTRAL BANK. Central Bank's bylaws provide that vacancies on the board of directors occurring for any reason except for the removal of directors without cause shall be filled by the vote of at least a majority of the directors then in office, whether or not they constitute a quorum. Vacancies occurring because of the removal of directors without cause may be filled only by a vote of the shareholders.


NOMINATION OF DIRECTOR CANDIDATES BY SHAREHOLDERS

         TSFG. TSFG's bylaws provide that any shareholder entitled to vote for the election of directors may make nominations for the election of directors by giving written notice to the Secretary of TSFG at least 30 days but not more than 60 days prior to the annual meeting of shareholders at which directors are to be elected, unless such requirement is waived in advance of the meeting by the board of directors.

         CENTRAL BANK. Central Bank's articles of incorporation and bylaws do not contain provisions regarding the nomination of candidates for election to the board.


ELECTION OF DIRECTORS

         TSFG. TSFG's articles of incorporation do not provide for cumulative voting rights in the election of directors. Therefore, in accordance with South Carolina law, directors are elected by a plurality of the votes of the shares present, in person or by proxy, and entitled to vote on the election of directors at a meeting of shareholders at which a quorum is present.

         CENTRAL BANK. Like TSFG, Central Bank's articles of incorporation do not provide for cumulative voting rights in the election of director, and in accordance with Florida law, its directors are elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present.


SHAREHOLDER ACTION WITHOUT A MEETING

         TSFG. South Carolina law and TSFG's bylaws provide that any action that may be taken by shareholders at a meeting may be taken without a meeting only if a written consent describing the action to be taken is signed by all of the shareholders entitled to vote with respect to the subject matter.

         CENTRAL BANK. Central Bank's bylaws provide that any action that may be taken by shareholders at any annual or special meeting may be taken without a meeting if a written consent describing the action to be taken is signed by holders of outstanding shares having not less than the minimum number of votes that would be necessary to take action at a meeting at which all shares entitled to vote were present and voted.


CALLING SPECIAL MEETINGS OF SHAREHOLDERS

         TSFG. TSFG's bylaws provide that special meetings of shareholders may be called at any time for any purpose by TSFG's president or board of directors. The president is required to call a special meeting when requested in writing by shareholders owning shares representing at least one-tenth of all outstanding votes entitled to be cast on any issue at the meeting. In addition, in the case of a public corporation which elects in its articles of incorporation, South Carolina law requires that a special meeting of shareholders be held upon the written demand of holders of at least 10% of all the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting. The articles of incorporation of TSFG do not require that a special meeting of the shareholders be held in this situation.

         CENTRAL BANK. Central Bank's bylaws provide that special meetings of shareholders may be called for any purpose by the board of directors or the president and shall be called by the president at the written request of holders of at least 40% of the shares entitled to vote. In addition, under Florida law, a special meeting of shareholders may be called by the holders of shares entitled to cast not less than 10% of all votes entitled to be cast on any issue proposed to be considered at the proposed special meeting, unless a different percentage, not to exceed 50%, is provided in the articles of incorporation (which is not the case with Central Bank).


SHAREHOLDER PROPOSALS

         TSFG. TSFG's bylaws provide that a shareholder wanting to submit a shareholder proposal must deliver written notice to the Secretary of TSFG at least 60 days but not more than 90 days prior to the anniversary of the preceding year's annual meeting; provided, however, that if the date of the annual meeting is more than 30 days before or more than 60 days after the anniversary date, notice must be delivered no more than 90 days and no less than 60 days prior to the annual meeting or no later than the 10th day following the public announcement of the meeting date.

         CENTRAL BANK. Central Bank's articles of incorporation and bylaws do not contain provisions governing shareholder proposals.


RECORD DATE

         TSFG. For the purpose of determining shareholders entitled to notice of or to vote at any meeting or entitled to receive payment of any distribution or dividend, or for any other action, the board may fix a record date in advance, which cannot be more than 70 days prior to the date of the meeting or action. If the board of directors does not set a record date, the bylaws list default record dates for various types of meetings and business.

         CENTRAL BANK. Central Bank's bylaws provide that for the purpose of determining shareholders entitled to notice of or to vote at any meeting or entitled to receive payment of any distribution or dividend, or for any other action, the board must fix a record date in advance, which cannot be more than 60 days, and in the case of a meeting of shareholders not less than 10 days, before the date on which the particular action requiring such determination of shareholders is to be taken.


DIVIDENDS

         TSFG. The holders of the TSFG common stock are entitled to dividends ratably when, as and if declared by the board of directors in their discretion out of legally available assets. South Carolina law prohibits dividends if, after giving it effect: (1) the corporation would not be able to pay its debts as they become due in the usual course of business; or (2) the corporation's total assets would be less than the sum of its total liabilities plus (unless the articles of incorporation permit otherwise) the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. The principal source of funds for TSFG is dividends from its subsidiaries. There are various statutory limitations on the ability of TSFG's subsidiary institutions to pay dividends to TSFG.

         CENTRAL BANK. Central Bank is subject, under Florida law, to dividend provisions substantially similar to those applicable to TSFG's banking subsidiaries. The principal source of funds for Central Bank to pay dividends is from its operations. There are various statutory limitations on the ability of Central Bank to pay dividends to its shareholders.

LIQUIDATION RIGHTS

         TSFG. In the event of the liquidation, dissolution or winding-up of the affairs of TSFG, holders of TSFG common stock are entitled to share, pro rata, in TSFG's assets and funds remaining after payment, or provision for payment, of all debts and other liabilities of TSFG, and after payment of all amounts due to holders of preferred stock upon liquidation. TSFG currently has no preferred stock outstanding.

         CENTRAL BANK. Upon liquidation, dissolution or the winding up of the affairs of Central Bank, holders of Central Bank common stock are entitled to receive their pro rata portion of the remaining assets of Central Bank after payment or provision for payment of all debts and other liabilities of Central Bank.


INDEMNIFICATION OF DIRECTORS, OFFICERS AND EMPLOYEES

         TSFG. Under South Carolina law, TSFG may indemnify a past or present director against liability incurred in a proceeding if (i) the director conducted himself in good faith, (ii) the director reasonably believed (a) in the case of conduct in his or her official capacity with the corporation, that his or her conduct was in its best interest, and (b) in all other cases, that his or her conduct was at least not opposed to its best interest, and (iii) in the case of any criminal proceedings, the director had no reasonable cause to believe his or her conduct was unlawful. However, TSFG may not indemnify a director (a) in connection with a proceeding by or in the right of TSFG in which the director is adjudged liable to TSFG, or (b) in connection with any other proceeding charging improper personal benefit to him or her in which he or she is adjudged liable on the basis that personal benefit was improperly received by him or her.

         Under South Carolina law, unless limited by the articles of incorporation, TSFG must indemnify a director who is wholly successful, on the merits or otherwise, in the defense of any proceeding to which he or she is party because he or she is or was a director against reasonable expenses incurred by him or her in connection with the proceeding. TSFG's articles of incorporation contain no such limitations.

         Under South Carolina law, an officer is entitled to the benefit of the same indemnification provisions as apply to directors, but in addition, a corporation may indemnify and advance expenses to an officer who is not a director to the extent, consistent with public policy, provided by the corporation's articles of incorporation, the corporation's bylaws, general or specific action of the board of directors, or contract.

         TSFG's bylaws provide that the corporation will indemnify any individual made a party to a proceeding because he is or was a director of TSFG against liability incurred in the proceeding to the fullest extent permitted by law. TSFG may, to the extent authorized from time to time by the board of directors, grant rights to indemnification to any employee or agent of TSFG to the fullest extent permitted by the bylaws and applicable law.

          CENTRAL BANK. Central Bank's articles of incorporation and bylaws do not contain provisions regarding indemnification of officers, directors or other persons, and the rights of any such persons to any such indemnification is governed by Florida law.


LIMITATION OF LIABILITY FOR DIRECTORS

         TSFG. TSFG's directors are exempt under the articles of incorporation from personal monetary liability to the extent permitted by Section 33-2-102(e) of the South Carolina Code. This statutory provision provides that a director of a corporation shall not be personally liable to the corporation or any of its shareholders for monetary damages for breach of fiduciary duty as a director, provided that this provision shall not be deemed to eliminate or limit the liability of a director:

     o for any breach of the director's duty of loyalty to the corporation or its shareholders;
     o for acts or omissions not in good faith or which involved gross negligence, intentional misconduct, or a knowing violation of law;

     o    imposed  under  South   Carolina  law  as  a  result  of  an  improper
          distribution to shareholders; or
     o for any transaction from which the director derived an improper personal benefit.

         CENTRAL BANK. Central Bank's  articles  of  incorporation and bylaws do
not  contain  provisions  limiting  the  directors'   liability  under   certain
circumstances.


AMENDMENTS TO ARTICLES OF INCORPORATION

         TSFG. South Carolina law provides that a corporation may amend its articles of incorporation if the board of directors proposes the amendment to the shareholders, and such amendment receives the requisite shareholder approval. Unless a corporation's articles of incorporation provides otherwise, such amendments must be approved by two-thirds of all votes entitled to be cast on the matter, as well as two-thirds of the votes entitled to be cast on the matter within each voting group entitled to vote as a separate voting group on the amendment. TSFG's articles of incorporation do not alter the default provisions of South Carolina law except to require an affirmative vote of shareholders holding 80% of the stock entitled to vote thereon to amend provisions of its articles of incorporation relating to the following issues (unless 80% of the directors approve the amendment):
     o supermajority voting requirements to approve certain mergers, sales or exchanges of assets or stock exchanges;
     o provisions regarding the board of directors' powers to evaluate proposals for business combinations;
     o provision of notice requirements for shareholder nominations of directors;
     o supermajority voting requirements for removal of directors without cause;
     o provision of staggered terms for three classes of directors; and o supermajority voting provisions for dissolution of TSFG.

         If 80% of the directors approve amendments pertaining to the articles of incorporation listed above, then only a two-thirds affirmative vote of shareholders is needed to approve the amendments.

         CENTRAL BANK. Under Florida law, an amendment to the articles of incorporation generally requires the approval by a majority of directors and by holders of a majority of the shares entitled to vote on any amendment to a
Florida corporation's articles of incorporation, unless the articles of incorporation require a greater vote. Central Bank's articles of incorporation do not require a greater vote.


AMENDMENTS TO BYLAWS

         TSFG. TSFG's board of directors may amend or repeal its bylaws unless:
     o the articles of incorporation or South Carolina law reserve this power exclusively to shareholders;
     o TSFG shareholders in adopting, amending or repealing any bylaw provide expressly that the board of directors may not amend that bylaw; or
     o the bylaw either established, amends or deletes a supermajority shareholder quorum or voting requirement.

         Amendments to the bylaws by the board of directors must be proposed at a meeting of the board of directors prior to the meeting at which such amendments are adopted. TSFG's bylaws may also be amended by a majority vote of shareholders.

         CENTRAL BANK. Central Bank's bylaws also authorize a majority of the board of directors to repeal, alter, or amend the bylaws of Central Bank, and also authorize the shareholders to do so by majority vote of all outstanding shares.

SHAREHOLDER VOTE ON FUNDAMENTAL ISSUES

         TSFG. Under South Carolina law, a plan of merger must generally be approved by the affirmative vote of the holders of at least two-thirds of the votes entitled to be cast on the plan regardless of the class or voting group to which the shares belong, and two-thirds of the votes entitled to be cast on the plan within each voting group entitled to vote as a separate voting group on the plan. A corporation's articles of incorporation may require a lower or higher vote for approval, but the required vote must be at least a majority of the votes entitled to be cast on the plan by each voting group entitled to vote separately on the plan.

         Under South Carolina law, to authorize the sale, lease, exchange or other disposition of all or substantially all of the property of a corporation, other than in the usual and regular course of business, or to voluntarily dissolve the corporation, South Carolina law requires the affirmative vote of at least two-thirds of all the votes entitled to be cast on the transaction. A corporation's articles of incorporation may require a lower or higher vote for approval, but the required vote must be at least a majority of all the votes entitled to be cast on the transaction.

         TSFG's articles of incorporation alter the default rules of South Carolina law to require the affirmative vote of 80% of the outstanding stock of TSFG entitled to vote for approval of the following actions (unless 80% of the directors of TSFG have approved the action):
     o a merger of TSFG or any of its subsidiaries with any other corporation which holds at least 5% of the outstanding voting power of all outstanding voting stock of TSFG (a "related corporation");
     o the sale or exchange of all or a substantial part of TSFG's assets to or with any "related corporation"; or
     o the issue or delivery of TSFG stock or other TSFG securities in exchange or payment for properties or assets of or securities issued by any "related corporation".

         Transactions solely between TSFG and another corporation are excluded from this 80% approval requirement if TSFG owns 50% or more of the other corporation's voting stock.

         CENTRAL BANK. Under Florida law, and subject to the exceptions discussed below, the approval of a merger, plan of liquidation or sale of all or substantially all of a corporation's assets other than in the regular course of business generally requires the recommendation of the corporation's board of directors and an affirmative vote of holders of a majority of the corporation's outstanding shares. Unless required by the articles of incorporation, however, the vote of the shareholders of a corporation surviving a merger is not required if:

     o the articles of incorporation of the surviving corporation will not substantially differ from its articles of incorporation before the merger; and

     o each shareholder of the surviving corporation immediately prior to the effective date will hold the same number of shares, with identical designations, preferences, limitations and relative rights immediately after the merger.

         This transaction does not fall within any of the aforementioned exceptions, and therefore adoption by the board of directors and approval by a majority vote of shareholders is required.


         CONTROL SHARE ACQUISITION PROVISIONS

         TSFG. The South Carolina control share acquisition law applies to several categories of South Carolina corporations, including any South Carolina corporation, such as TSFG, that has a class of voting shares registered with the Securities Exchange Commission under Section 12 of the Exchange Act, has a principal place of business, its principal office or substantial assets in South Carolina and has a specified shareholder presence in South Carolina.

         Unless a corporation has opted out of the provisions of the South Carolina statute before the control share acquisition in question through an amendment to its articles of incorporation or bylaws, control shares of the corporation acquired in a control share acquisition have no voting rights unless and until granted by resolution approved by a majority of the shares of each voting group, excluding all "interested shares." "Interested shares" are shares of the corporation voted by an acquiring person or a member of a group with respect to a control share acquisition, any officer of the corporation or any employee of the corporation who is also a director of the corporation.

         If authorized by such a corporation's articles of incorporation or bylaws before a control share acquisition has occurred, control shares acquired in a control share acquisition may under certain circumstances be subject to redemption by the corporation at the fair value thereof.

         Unless  otherwise   provided  in  such  a  corporation's   articles  of
incorporation or bylaws before a control share acquisition has occurred, if control shares acquired in a control share acquisition are accorded full voting rights which will constitute a majority or more of all voting power, all shareholders of the corporation have dissenters' rights to receive fair value for their shares.

         For purposes of the South Carolina control share acquisition law, "control shares" are shares, the acquisition of which would give a person, acting alone or with a group, the power to exercise one of the following amounts of voting power in an election of directors:
     o one-fifth or more but less than one-third of all voting power, o one-third or more but less than a majority of all voting power or o a majority or more of all voting power.

         For purposes of the law, a "control share acquisition" means the acquisition, directly or indirectly, by any person of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares. Among certain other circumstances, a control share acquisition is deemed not to occur when the share acquisition is pursuant to a merger or plan of share exchange where the corporation is a party to the agreement of merger or plan of share exchange. Accordingly, the statute would not, by its terms, apply to the merger.

         TSFG has not opted out of coverage of the control share acquisition provisions of the South Carolina Code.

         CENTRAL BANK. Section 607.0902 of the FCBA, informally known as the Florida "control-share acquisition statute", contains provisions comparable to the South Carolina control share acquisition statute. The Florida statute provides that any acquisition by a person, either directly or indirectly, of ownership of, or the power to direct the voting power with respect to, issued and outstanding control shares (as defined below) is a "control-share acquisition". "Control shares" are shares that, but for this section of the Florida Business Corporation Act, would have voting power with respect to the shares of a Florida corporation that, when added to all other shares owned by such person, would entitle that person to exercise or direct the exercise of the voting power of the corporation in the election of directors within any of the following ranges of voting power:

     o    one-fifth or more but less than one-third of all voting power;

     o    one-third or more but less than a majority of all voting power; or

     o    a majority or more of all voting power.

         A control-share acquisition must be approved by a majority of each class of outstanding voting securities of such corporation, excluding the shares held or controlled by the person seeking approval, before the control shares may be voted. The acquisition of shares of the corporation does not constitute a control-share acquisition if, among other circumstances, the acquisition has been approved by the board of directors of the corporation before the acquisition or a merger is effected in compliance with the applicable provisions of the Florida Business Corporation Act, if the corporation is a party to the agreement of merger. If the control shares are accorded full voting rights and the acquiring person has acquired control shares with a majority or more of the voting power of the corporation, all shareholders shall have dissenter's rights as provided by the Florida Business Corporation Act.

         BUSINESS COMBINATIONS WITH INTERESTED SHAREHOLDERS

         TSFG. South Carolina law prohibits specified "business combinations" with "interested shareholders" unless certain conditions are satisfied. The act defines an "interested shareholder" as any person (other than the corporation or any of its subsidiaries) that (i) beneficially owns 10% or more of the corporation's outstanding voting shares or (ii) at any time within the preceding two-year period beneficially owned 10% of the voting power of the corporation's outstanding shares and is an affiliate or associate of the corporation. Excluded from the statute's coverage is any "business combination" with any person that beneficially owned in excess of 10% of the corporation's voting shares prior to April 23, 1988.

         Covered business combinations with interested shareholders or an affiliate or associate of an interested shareholder include, among other transactions:

     o    merger of the corporation;

     o sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets having a value equal to 10% or more of the value of all assets of the corporation, the value of all outstanding shares of the corporation, or the earning power or net income of the corporation;

     o transfer of shares of the corporation equaling 5% or more of the market value of all outstanding shares of the corporation; and

     o dissolution or liquidation of the corporation proposed by or under an arrangement with an interested shareholder or its affiliate or associate.

         Covered business combinations are prohibited unless:

     o the board of directors of the corporation approved of the business combination before the interested shareholder became an interested shareholder;

     o a majority of shares not beneficially owned by the interested shareholder approved the combination; and

     o    certain transactional requirements are met.

Covered business combinations are prohibited for two years after an interested shareholder becomes interested unless the board of directors of the corporation approved of the business combination before the interested party became interested.

         TSFG has not opted out of coverage of the business combination provisions of the South Carolina Code.


         CENTRAL BANK. Central Bank's articles of incorporation do not contain restrictions on the ability of Central Bank to complete business combinations with certain interested stockholders; however, Florida law does contain such restrictions, as described below.

         Fair Price Statute. Section 607.0901 of the Florida Business Corporation Act, informally known as the "fair price statute", provides that the approval of the holders of two-thirds of the voting shares of a corporation, other than the shares beneficially owned by an interested shareholder (as defined below), would be required to effectuate specified transactions, including a merger, consolidation, specified sales of assets, specified sales of shares, liquidation or dissolution of the corporation, and reclassification of securities, involving a Florida corporation and an interested shareholder, referred to as an affiliated transaction. An "interested shareholder" is defined as the beneficial owner of more than 10% of the outstanding voting shares of the corporation. The foregoing special voting requirement is in addition to the vote required by any other provision of the Florida Business Corporation Act or by a corporation's articles of incorporation.

         The special voting requirement does not apply in any of the following circumstances:

     o    the   affiliated   transaction  is  approved  by  a  majority  of  the
          corporation's disinterested directors;

     o the corporation has not had more than 300 shareholders of record at any time during the three years preceding the announcement of the affiliated transaction;

     o the interested shareholder has beneficially owned at least 80% of the corporation's voting stock for five years preceding the date on which the affiliated transaction is first publicly announced or communicated generally to the corporation's shareholders;

     o the interested shareholder beneficially owns at least 90% of the corporation's voting shares;

     o    the  corporation  is  an  investment   company  registered  under  the
          Investment Company Act of 1940; or

     o in the affiliated transaction, consideration shall be paid to the holders of each class or series of voting shares and all of the following conditions are met:

          o the cash and fair value of other consideration to be paid per share to all holders of voting shares equals the highest per share price paid by the interested shareholder within the two-year period immediately preceding the announcement date of the affiliated transaction or in the transaction in which it became an interested shareholder, or specified alternative benchmarks, if higher;

          o the consideration to be paid in the affiliated transaction is in cash or in the same form as previously paid by the interested shareholder or if multiple forms, then in cash or the form used to acquire the largest number of shares;

          o during the portion of the three years preceding the announcement of the affiliated transaction that the interested shareholder has been an interested shareholder, except as approved by a majority of the disinterested directors, there shall have been no failure to declare and pay at the regular date any full periodic dividends, no decrease in dividends, and no increase in the voting shares owned by the interested shareholder (except as part of the transaction which results in such interested shareholder becoming an interested shareholder);

          o during such portion of the three-year period, except as approved by a majority of the disinterested directors, there has been no benefit to the interested shareholder in the form of loans, guaranties or other financial assistance or tax advantages provided by the corporation; and

          o unless approved by a majority of the disinterested directors, a proxy or information statement describing the affiliated transaction shall have been mailed to holders of voting shares at least 25 days prior to the consummation of the affiliated transaction.


SHAREHOLDERS' RIGHTS AGREEMENT

         TSFG. TSFG has a shareholders' rights agreement, which will be in effect for the combined company after the merger. The plan is described in the section entitled "Description of TSFG Capital Stock - Certain Matters - Shareholders' Rights Agreement" beginning on page 57.

         CENTRAL BANK. Central Bank does not currently have a shareholders' rights agreement.

CONSIDERATION OF OTHER CONSTITUENCIES

         TSFG. TSFG's articles of incorporation provide that the board of directors, when evaluating any proposed business combination with TSFG, shall give due consideration to all relevant factors, including without limitation, the social, legal, environmental and economic effects on the employees, customers, suppliers and other constituencies of TSFG, and on its subsidiaries, the communities and geographical areas in which TSFG and its subsidiaries operate or are located, and on any of the businesses and properties of TSFG or any of its subsidiaries, as well as such other factors as the directors deem relevant, and not only the consideration being offered in relation to the then current market price for TSFG's outstanding shares, but also in relation to the then current value of TSFG in a freely-negotiated transaction and in relation to the board of directors' estimate of the future value of TSFG (including the unrealized value of its properties and assets) as an independent going concern.

         CENTRAL BANK. The articles of incorporation of Central Bank do not contain provisions regarding the matters the board may consider when evaluating any matter.

DISSENTER'S RIGHTS

         TSFG. Under South Carolina law, shareholders of a corporation who do not consent to certain major corporate transactions, including a merger, may, under varying circumstances, be entitled to appraisal rights pursuant to which such shareholders may receive cash in the amount of the fair market value of their shares in place of the consideration which otherwise would have been received in the transaction. Unless the articles of incorporation or bylaws provides otherwise, such appraisal rights are not available in certain circumstances, including without limitation:

     o to shareholders of a surviving corporation if shareholder approval is not required, or

     o as to any class of stock which is listed either on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.

         CENTRAL BANK. Under Florida law, a shareholder is entitled to dissent and obtain payment of the fair value of his shares in the event of, among other things:

     o consummation of a plan of merger to which the corporation is a party, if either (A) shareholder approval is required and the shareholder is entitled to vote on the merger or (B) the corporation is a subsidiary that is owned 80% by and is merged into its parent;

     o consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

     o consummation of a sale or exchange of substantially all of the property of the corporation other than in the usual and regular course of the business if shareholder approval is required;

     o an amendment to the articles of incorporation that materially and adversely affects rights in respect of the dissenter's shares in specified ways;

     o    in the event of a control  share  acquisition  as discussed in Section
          607.0902 of the Florida Business Corporation Act; or

     o any corporate action taken pursuant to a shareholder vote to the extent that the articles of incorporation provide that dissenters' rights shall apply.

However, Florida law does not grant appraisal rights with respect to a plan of merger or share exchange or a proposed sale or exchange of property to holders of shares of any class of stock which is listed on a national securities

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

exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or held of record by not fewer than 2,000 shareholders. Because there are fewer than 2,000 holders of record of Central Bank common stock, Central Bank shareholders have dissenter's rights in connection with the merger.

                        DESCRIPTION OF TSFG CAPITAL STOCK

COMMON STOCK

         TSFG has 100,000,000 shares of common stock authorized, of which 43,588,415 shares were outstanding as of September 30, 2002. The holders of the TSFG common stock are entitled to dividends when, as and if declared by the board of directors in their discretion out of funds legally available therefor. The principal source of funds for TSFG is dividends from its subsidiaries. TSFG's subsidiaries are subject to certain legal restrictions on the amount of dividends they are permitted to pay. All outstanding shares of TSFG common stock are fully paid and nonassessable. No holder of TSFG common stock has any redemption or sinking fund privileges, any preemptive or other rights to subscribe for any other shares or securities, or any conversion rights. In the event of liquidation, the holders of TSFG common stock are entitled to receive pro rata any assets distributable to shareholders in respect of shares held by them, subject to the rights of any senior stock that may be issued in the future. Holders of the TSFG common stock are entitled to one vote per share.

PREFERRED STOCK

         TSFG has 10,000,000 shares of "blank check" preferred stock authorized, none of which is outstanding. TSFG's board of directors has the sole authority, without shareholder vote, to issue shares of authorized but unissued preferred stock to whomever and for whatever purposes it, in its sole discretion, deems appropriate. The relative rights, preferences and limitations of the preferred stock are determined by TSFG's board of directors in its sole discretion. Among other things, the board may designate with respect to the preferred stock, without further action of the shareholders of TSFG, the dividend rate and whether dividends shall be cumulative or participating or possess other special rights, the voting rights, TSFG's rights and terms of redemption, the liquidation preferences, any rights of conversion and any terms related thereto, and the price or other consideration for which the preferred stock shall be issued. The preferred stock could be utilized by TSFG to impede the ability of third parties who attempt to acquire control of TSFG without the cooperation of TSFG's board of directors.

CERTAIN MATTERS

         Shareholders' Rights Agreement. In 1993, the TSFG board of directors adopted a Shareholders' Rights Agreement, which was subsequently amended and restated in December 1996 ("Rights Agreement"). Under the Rights Agreement, the board of directors declared a distribution of one common stock purchase right (a "Right") for each outstanding share of TSFG common stock outstanding on November 23, 1993 and each share to be issued by TSFG thereafter. Each Right entitles the registered holder to purchase from TSFG one-half share of TSFG common stock at a cash exercise price of $30.00, subject to adjustment.

         Initially, the Rights are not exercisable and no separate right certificates are distributed. However, the Rights will separate from the TSFG common stock and a "distribution date" will occur upon the earlier of:

     o the close of business on the 10th calendar day after the "share acquisition date" (as defined below), or

     o the close of business on the 10th business day after the date of the commencement, by any person, other than an "exempt person", of, or the first public announcement of the intention of any person (other than an exempt person) to commence, a tender or exchange offer if, upon consummation thereof, such person would be an "acquiring person" (defined as a person or group which has acquired beneficial ownership of 20% or more of the outstanding shares of the TSFG common stock)
          (the date of such announcement being referred to as the "share acquisition date").

         Until the distribution date, the Rights will be evidenced by the TSFG common stock certificates and will be transferred with and only with such certificates, and the surrender for transfer of any certificates for TSFG common stock will also constitute the transfer of the Rights associated with the TSFG common stock represented by such certificate. The Rights are not exercisable until the distribution date and will expire at the close of business on December 18, 2006, unless previously redeemed by TSFG as described below. As soon as practicable after the distribution date, rights certificates will be mailed to

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

holders of record of TSFG common stock as of the close of business on the distribution date and, thereafter, the separate rights certificates alone will represent the Rights. Except as otherwise determined by the board of directors, only shares of TSFG common stock issued prior to the distribution date will be issued with Rights.

         In the event that:
     o a person acquires beneficial ownership of 20% or more of the TSFG common stock,
     o TSFG is the surviving corporation in a merger with an Acquiring Person or its affiliate or associate and the TSFG common stock is not changed or exchanged,
     o an Acquiring Person engages in one of a number of self-dealing transactions specified in the Rights Agreement, or
     o an event occurs which results in an Acquiring Person's ownership interest being increased by more than 1% (e.g., a reverse stock split), proper provision will be made so that each holder of a Right will thereafter have the right to receive upon exercise thereof at the then current exercise price, that number of shares of TSFG common stock (or in certain circumstances, cash, property, or other securities of TSFG) having a market value of two times such exercise price. However, the Rights are not exercisable following the occurrence of any of the events set forth above until such time as the Rights are no longer redeemable as set forth below. Notwithstanding any of the foregoing, Rights that are or were beneficially owned by an Acquiring Person shall become null and void.

         In the event  that  following  the share  acquisition  date:
     o    TSFG  is   acquired  in  a  merger  or  other   business   combination
          transaction, or
     o 50% or more of TSFG's assets or earning power is sold, each holder of a Right shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a market value equal to two times the exercise price of the Right. At any time after any person becomes an Acquiring Person and prior to such time such Acquiring Person, together with its affiliates and associates, becomes the Beneficial Owner of 50% or more of the outstanding TSFG common stock, the board of directors may exchange the Rights (other than Rights which have become void), in whole or in part, at the exchange rate of one share of TSFG common stock per Right, subject to adjustment as provided in the Rights Agreement.

         The exercise price payable, and the number of shares of TSFG common stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution:
     o in the event of a stock dividend on, or a subdivision, combination or reclassification of, the TSFG common stock,
     o if holders of the TSFG common stock are granted certain rights or warrants to subscribe for TSFG common stock or securities convertible into TSFG common stock at less than the current market price of the TSFG common stock, or
     o upon the distribution to holders of the TSFG common stock of evidence of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

         The Rights may be redeemed in whole, but not in part, at a price of $.001 per Right (payable in cash, TSFG common stock or other consideration deemed appropriate by the board of directors) by the board of directors at any time prior to a share acquisition date or the final expiration date of the Rights (whichever is earlier); provided that under certain circumstances, the Rights may not be redeemed unless there are "disinterested directors" (as defined in the Rights Agreement) in office and such redemption is approved by a majority of such disinterested directors. After the redemption period has expired, TSFG's right of redemption may be reinstated upon the approval of the board of directors if an Acquiring Person reduces his beneficial ownership to 15% or less of the outstanding shares of TSFG common stock in a transaction or series of transactions not involving TSFG and there are no other Acquiring Persons. Immediately upon the action of the board of directors ordering redemption of the Rights, the Rights will terminate and thereafter the only right of the holders of Rights will be to receive the redemption price.

         Any of the provisions of the Rights Agreement may be amended by the board of directors of TSFG prior to the distribution date. After the distribution date, the provisions of the Rights Agreement, other than those relating to the principal economic terms of the Rights, may be amended by the Board to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement. Amendments adjusting time periods may, under certain circumstances, require the approval of a majority of Disinterested directors, or otherwise be limited. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, a copy of which has been included in TSFG's public filings with the SEC.

         Management Contracts. TSFG has entered into Noncompetition, Severance and Employment Agreements with all of its senior executive officers. These agreements set forth general provisions regarding compensation, confidentiality, termination and noncompetition. However, they also provide that in the event that the named executive's employment with TSFG is voluntarily or involuntarily terminated after a "change in control" (as defined in such agreement), then, except in very limited instances, the named executive becomes entitled to receive immediately amounts substantially equal to three years' compensation (including bonus compensation).

BOARD OF DIRECTORS.

         Classification of Board of Directors. TSFG's board of directors currently consists of 18 persons. In accordance with its articles of incorporation, whenever the Board consists of nine or more persons, the Board shall be divided into three classes of directors (with each class having as close to an equal number as possible). The members of each class are elected for staggered three-year terms. The staggering of Board terms has the effect of making it more difficult to replace current directors than would otherwise be the case. Accordingly, unless the shareholders vote to remove one or more directors as described below, it would take three annual meetings for shareholders to change the members of the entire board of directors. TSFG's articles of incorporation also provide that any shareholder entitled to vote for the election of directors may make nominations for the election of directors only by giving written notice to the Secretary of TSFG at least 30 days but not more than 60 days prior to the annual meeting of shareholders at which directors are to be elected, unless such requirement is waived in advance of the meeting by the board of directors.

         Removal of Directors. TSFG's articles of incorporation require the affirmative vote of the holders of not less than 80% of the outstanding voting securities of TSFG to remove any director or the entire board of directors without cause. Directors may be removed for cause as provided under South Carolina law.

         Limitation of Director Liability. The members of the board of directors of TSFG are exempt under TSFG's articles of incorporation from personal monetary liability to the extent permitted by Section 33-2-102(e) of the South Carolina Code. This statutory provision provides that a director of the corporation shall not be personally liable to the corporation or any of its shareholders for monetary damages for breach of fiduciary duty as a director, provided that this provision shall not be deemed to eliminate or limit the liability of a director:
     o for any breach of the director's duty of loyalty to the corporation or its shareholders,
     o for acts or omissions not in good faith or which involved gross negligence, intentional misconduct, or a knowing violation of law,
     o imposed under Section 33-8-330 of the South Carolina Code (improper distribution to shareholder), or
     o for any transaction from which the director derived an improper personal benefit.

         Evaluation of Proposed Business Combinations. TSFG's articles of incorporation provide that the board of directors, when evaluating any proposed business combination with TSFG, shall give due consideration to all relevant factors, including without limitation, the social, legal, environmental and economic effects on the employees, customers, suppliers and other constituencies of TSFG, and on its subsidiaries, the communities and geographical areas in which TSFG and its subsidiaries operate or are located, and on any of the businesses and properties of TSFG or any of its subsidiaries, as well as such other factors as the directors deem relevant, and not only the consideration being offered in relation to the then current market price for TSFG's outstanding shares, but also in relation to the then current value of TSFG in a freely-negotiated transaction and in relation to the board of directors' estimate of the future value of TSFG (including the unrealized value of its properties and assets) as an independent going concern.

VOTING

         Voting For Directors. TSFG's articles of incorporation provide that shareholders may not cumulate votes for the election of directors. Accordingly, holders of more than 50% of the shares voting at the election of directors can elect all of the directors if they choose to do so and, in such event, the holders of the remaining shares (less than 50%) voting are not able to elect any board members. In cases where there are more nominees for directors than positions available, the nominees receiving the largest number of votes are elected.

         Supermajority Voting Requirements. TSFG's articles of incorporation require the affirmative vote of holders of at least 80% of the outstanding stock of TSFG entitled to vote for approval before TSFG may effect:
     o a merger of TSFG or any of its subsidiaries with any other corporation which holds at least 5% of the outstanding voting power of all outstanding voting stock of TSFG (a "Related Corporation");
     o the sale or exchange of all or a substantial part of TSFG's assets to or with any Related Corporation; or
     o the issue or delivery of TSFG stock or other TSFG securities in exchange or payment for properties or assets of or securities issued by any Related Corporation (the foregoing being hereinafter referred to as a "business combination").

         This 80% supermajority is reduced to the percentage required by applicable law if such business combination was approved (or adopted) and recommended without condition by the affirmative vote of at least 80% of the directors. The articles of incorporation expressly permit the board of directors to condition its approval (or adoption) of any business combination upon the approval of holders of 80% of the outstanding stock of TSFG entitled to vote on such business combination. The 80% supermajority provision is not applicable to any transaction solely between TSFG and another corporation, 50% or more of the voting stock of which is owned by TSFG. Under present South Carolina law, a merger or the sale of substantially all the assets requires the approval of holders of at least two-thirds of the outstanding shares entitled to vote. The amendment of the foregoing business combination provisions requires the approval of holders of 80% of the outstanding shares entitled to vote. The foregoing supermajority voting provision could impede the ability of third parties who attempt to acquire control of TSFG without the cooperation of TSFG's board of directors.

         Control Share Acquisition/Business Combination Statutes. The South Carolina Code has business combination and control share acquisition statutes which may serve to impede takeovers not favored by management. See "Comparative Rights of Shareholders - Control Share Acquisition Provisions" on page 51 and "Comparative Rights of Shareholders - Business Combinations with Interested Shareholders" on page 53.

         Transfer Agent. The transfer agent for the TSFG common stock is Registrar and Transfer Company, Cranford, New Jersey.

         Dividend Reinvestment Plan. TSFG has in place a dividend reinvestment plan with respect to the TSFG common stock. As set forth in the plan, holders of such shares may elect to receive TSFG common stock in lieu of receiving the cash dividends to which such holder may otherwise be entitled. The plan also provides for purchases of TSFG common stock through optional cash payments.







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

                               DESCRIPTION OF TSFG

TSFG

TSFG is a financial holding company headquartered in Greenville, South Carolina that engages in a general banking business primarily through its two banking subsidiaries:

     o Carolina First Bank. Carolina First Bank is a South Carolina-chartered, non-member bank that engages in a general banking business through 109 locations, which are located throughout South Carolina and in North Carolina. At September 30, 2002, it had total assets of approximately $5.5 billion, total loans of approximately $3.2 billion and total deposits of approximately $3.1 billion.

     o Mercantile Bank. Mercantile Bank is a Florida-chartered, non-member bank that engages in a general banking business through 31 locations, which are located primarily in the Jacksonville, Orlando and Tampa Bay areas. At September 30, 2002, it had total assets of approximately $1.5 billion, total loans of approximately $1.1 billion and total deposits of approximately $1.1 billion.

Through its subsidiaries, TSFG provides a full range of banking services, including mortgage, trust and investment services designed to meet substantially all of the financial needs of its customers. TSFG commenced operations in December 1986. At September 30, 2002, it had total assets of approximately $6.9 billion, total loans of approximately $4.2 billion, total deposits of approximately $4.2 billion and approximately $554.6 million in shareholders' equity. TSFG's common stock trades on the Nasdaq National Market under the symbol "TSFG." The deposits associated with its banking subsidiaries are insured by the Federal Deposit Insurance Corporation.

         The principal executive offices of TSFG are located at 102 South Main Street, Greenville, South Carolina 29601, and its telephone number is (864) 255-7900.


RECENT DEVELOPMENTS

         THIRD QUARTER EARNINGS ANNOUNCEMENT. In mid October, 2002, TSFG reported third quarter 2002 net income of $14.1 million, up 28.3% compared with $11.0 million for the three months ended September 30, 2001. Earnings per diluted share for the three months ended September 30, 2002 were $0.33, a 26.9% increase from earnings per diluted share of $0.26 for the three months ended September 30, 2001. Higher net interest income, service charges on deposits accounts, gains on asset sales, and a more favorable tax rate contributed to the growth in earnings. This earnings growth was partially offset by merger-related costs, higher noninterest expenses, and a higher provision for loan losses. Significant other items for the third quarter of 2002 included $4.5 million in pre-tax merger-related costs associated with TSFG's merger with Gulf West Banks, Inc. (discussed below) and $1.6 million in pre-tax employment contract payments from previous mergers. In addition, TSFG recorded a $1.2 million pre-tax write-down on its investment in RHBT Financial Corporation. These charges are partially offset by a $4.7 million pre-tax gain from the sale of NetBank, Inc. common stock. At September 30, 2002, TSFG had total assets of approximately $6.9 billion, total loans of approximately $4.2 billion and total deposits of approximately $4.2 billion.

         ACQUISITION OF GULF WEST. On August 31, 2002, TSFG acquired Gulf West Banks, Inc. In connection with this acquisition, Mercantile Bank, a wholly owned banking subsidiary of Gulf West, was merged into Citrus Bank, which was a wholly owned banking subsidiary of TSFG. (In the bank merger, Citrus Bank was the surviving corporation, but changed its name to "Mercantile Bank" upon closing.) Pursuant to the merger agreement, TSFG issued 3,925,588 shares and paid $32,400,178 for all outstanding Gulf West shares calculated on a fully diluted basis. At June 30, 2002, Gulf West had total assets of approximately $526.9 million, total loans of approximately $317.2 million and total deposits of approximately $411.8 million. For the twelve month and six month periods ending December 31, 2001 and June 30, 2002, Gulf West had net income of $5.0 million and $3.1 million, respectively.

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

         ACQUISITION OF ASSETS AND DEPOSITS OF ROCK HILL BANK & TRUST. On October 31, 2002, TSFG acquired substantially all the assets and assumed all the deposit liabilities of Rock Hill Bank & Trust, a wholly owned subsidiary of RHBT Financial Corporation. In connection with this acquisition, TSFG issued 430,017 shares of common stock to Rock Hill Bank & Trust. At September 30, 2002, Rock Hill Bank & Trust had total assets of approximately $202.9 million, total loans of approximately $191.6 million and total deposits of approximately $184.9 million. TSFG has identified a potential liability related to certain Rock Hill trust accounts. Any liability recorded would increase the goodwill recorded.

         TRUST PREFERRED SECURITIES. On July 11, 2002, July 30, 2002 and October 29, 2002, TSFG, through wholly owned trust subsidiaries, issued floating rate securities having aggregate liquidation amounts of $25.0 million, $17.5 million and $22.0 million, respectively. The dividend rate on these securities ranged from 345 basis points to 365 basis points above the three-month LIBOR rate. The trust preferred securities qualifies as Tier 1 capital under Federal Reserve Board guidelines. These securities are mandatorily redeemable on the thirtieth anniversary of issuance, although TSFG has the right to redeem these securities in whole or in part, at any time after the fifth anniversary of issuance. In addition, TSFG may redeem these securities in whole (but not in part) at any time within 90 days following the occurrence of a tax event, an investment company event, or a capital treatment event at a special redemption price (as defined in the relevant documentation).


















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                           DESCRIPTION OF CENTRAL BANK

INTRODUCTION

   Central Bank is a Florida-chartered banking association which opened for business in 1946. The principal executive offices of Central Bank are located at 2307 West Kennedy Blvd, Tampa, Florida 33609, and its telephone number is (813) 253-3302. There is no established public trading market for Central Bank's common stock.

ACTIVITIES OF CENTRAL BANK

         SERVICES OFFERED. The principal services offered by Central Bank include commercial and individual checking and savings accounts, money market accounts, certificates of deposit, most types of loans, and letters of credit. Central Bank also issues major national credit cards and acts as issuing agent for U.S. Savings Bonds. Central Bank offers wire transfer services, safe deposit facilities, night depository facilities, telephone banking services and internet banking services. Central Bank's transaction accounts and time certificates are tailored to Central Bank's principal market area at rates competitive with those offered in Central Bank's primary service area. In addition, Central Bank offers certain retirement account services, including individual retirement accounts. All of Central Bank's deposit accounts are insured by the FDIC up to the maximum amount allowed by law.

         Central Bank offers a wide range of short to medium-term commercial and personal loans. Commercial loans include both secured and unsecured loans for working capital (including inventory and receivables), business expansion (including acquisition of real estate and improvements), purchase of equipment and machinery, and small business administration loans. Consumer loans include secured and unsecured loans for financing automobiles, home improvements, and personal investments. Central Bank also originates and holds construction and acquisition loans on residential real estate. At September 30, 2002, commercial and consumer loans accounted for approximately 86.35% and 3.04%, respectively, of Central Bank's loan portfolio. Loans on residential real estate accounted for the remaining 10.61% of the loan portfolio. All loans are made in compliance with applicable federal and state regulations.

         EMPLOYEES. As of September 30, 2002, Central Bank had 61 full-time equivalent employees, 17 of whom were officers. Central Bank provides medical insurance and other benefits to its full-time employees. Central Bank's employees are not represented by any collective bargaining group. Central Bank considers its relations with its employees to be satisfactory.

         LEGAL PROCEEDINGS. Central Bank from time to time is a party to or otherwise involved in legal proceedings arising in the normal course of business. Management does not believe that there is any pending or threatened proceeding against Central Bank that, if determined adversely, would have a material adverse effect on Central Bank's business, financial condition or results of operations.

         COMPETITION. The banking business is highly competitive, and Central Bank's profitability depends primarily on its ability to compete in its markets. Central Bank competes with other commercial banks, savings banks, savings and loan associations, credit unions, financial companies, mutual funds, insurance companies, brokers and investment banking firms, governmental organizations and non-financial entities. Many of Central Banks' competitors have greater financial strength, marketing capability and name recognition than Central Bank does, and many operate on a statewide, regional or nationwide basis. Many of these competitors have legal loan limits substantial in excess of those applicable to Central Bank.

         Central Bank's lobby business hours are generally from 9:00 a.m. to 4:00 p.m., Monday through Thursday and 9:00 a.m. to 6:00 p.m. on Fridays. The drive-up teller hours are generally 8:00 a.m. to 5:00 p.m. on Monday through Thursday, and 8:00 a.m. to 6:00 p.m. on Fridays. Central Bank has 24-hour automatic teller machines (ATM's) at each of its offices. Central Bank issues cards to its customers that can be used in any of its ATM's as well as any ATM's which are members of the STAR and CIRRUS networks. Telephone and internet banking products are also available to Central Bank customers, giving them access to their accounts 24 hours a day.

         Central Bank's data processing and item processing are handled in-house. All of its offices are electronically linked through a wide-area network that facilitates internal communications and the handling of deposit and loan accounts and other paper intensive applications. Central Bank has a telephone banking system as well as internet banking, both of which provide its customers with added convenience in conducting banking transactions.

         REGULATION AND LEGISLATION. As a state-chartered commercial bank, Central Bank is subject to extensive regulation by the Florida Department of Banking and Finance and the FDIC. Central Bank files reports with the Florida Department of Banking and Finance and the FDIC concerning its activities and financial condition, in addition to obtaining regulatory approvals prior to entering into certain transactions such as mergers with or acquisitions of other financial institutions. Periodic examinations are performed by the Florida Department of Banking and Finance and the FDIC to monitor Central Bank's compliance with the various regulatory requirements. As a Florida corporation, Central Bank is also subject to the Florida Business Corporation Act.

         On November 12, 1999, the Gramm-Leach-Bliley Act was enacted into law. This financial services reform legislation does three fundamental things. First, it repeals provisions of the Glass Steagall Act to permit commercial banks to affiliate with investment banks. Second, it substantially modifies the Bank Holding Company Act of 1956 to permit companies that own commercial banks to engage in any type of financial activity. Finally, it allows subsidiaries of banks to engage in a broad range of financial activities that are not permitted for banks themselves. As a result of this act, banking companies and other types of financial companies, for example, securities, insurance and financial technology companies, are able to combine more readily. Besides these key items, the Gramm-Leach-Bliley Act includes many other important provisions including provisions regarding the privacy of customer information, increased access by community banks to the Federal Home Loan Bank System, and significant changes to the requirements imposed by the Community Reinvestment Act.

         MARKET AREA. Central Bank's five banking offices are located in Hillsborough County, Florida, which is located in the west-central Gulf Coast of Florida. The majority of Central Bank's business is generated from customers whose businesses or residences are located in an area within a radius of approximately three miles of one of its banking offices.

         OTHER MATTERS. During Central Bank's two most recent fiscal years and all subsequent interim periods no independent accountant who was engaged as the principal accountant to audit Central Bank's financial statements has resigned or been dismissed. No Central Bank director or employee is currently expected to serve as a director or executive officer of TSFG.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth as of September 30, 2002, the beneficial ownership of Central Bank's outstanding common stock by (1) each person known by Central Bank to own beneficially more than 5% of the shares of Central Bank's common stock, (2) each director and executive officer of Central Bank and (3) the directors and executive officers of Central Bank as a group, based on information provided directly to Central Bank by those persons. The table also presents information regarding the pro forma beneficial ownership of TSFG common stock by such persons after giving effect to the merger assuming an exchange ratio of 9.952 and based on 43,863,797 shares of TSFG common stock outstanding. Unless otherwise indicated, based on information furnished by such shareholders, management of Central Bank believes that each person has sole voting and investment power with respect to all shares of which he or she is the beneficial owner, and that the address of each such shareholder is the same as that of Central Bank.

                                              SHARES OF CENTRAL      PERCENT     SHARES OF TSFG
                                              BANK BENEFICIALLY    OF             BENEFICIALLY        PERCENT
NAME OF BENEFICIAL OWNER                          OWNED(1)          CLASS(2)         OWNED            OF CLASS
5% BENEFICIAL OWNERS:
Adele I. Ferlita                                        25,060  (3)      7.61      249,397               *
     2307 West Kennedy Blvd.
     Tampa, Florida 33609
Guy E. Ferlita                                          17,935           5.45      178,489               *
     2307 West Kennedy Blvd.
     Tampa, Florida 33609
DIRECTORS AND EXECUTIVE OFFICERS:
Frank A. Massari, M.D.                                  52,972  (4)     16.10      527,177               1.1
Anthony V. Ferlita                                      37,013  (5)     11.25      368,353               *
Braulio J. Lombardia                                    21,106  (6)      6.41      210,047               *
Manuel A. Garcia, III                                   10,629  (7)      3.23      105,780               *
Joseph R. Ficarrotta                                     5,220  (8)      1.59       51,949               *
Linda M. Hinze                                           5,155  (9)      1.57       51,303               *
V. Dudley Glover                                         2,000  (10)        *       19,904
ALL DIRECTORS AND EXECUTIVE OFFICERS OF                 81,664          24.81      812,720               1.7
CENTRAL BANK AS A GROUP ( 7 PERSONS)
---------------------------

(*)      Represents less than one percent.
1 The amount beneficially owned by each person has been determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, and includes shares which each person has the right to acquire within the next 60 days.
2 In calculating the percentage ownership for a given individual or group, the number of shares of Central Bank common stock outstanding includes unissued shares subject to options, rights, or conversion privileges exercisable within 60 days held by such individual or group, but are not deemed outstanding by any other person or group.
3        Includes 13,769 shares held by the Adele I. Ferlita Trust, of which Ms.
         Ferlita serves as trustee, and 10,629 shares held by the John X. Ferlita Revocable Trust, of which Ms. Ferlita also serves as a co-trustee, and as to which Ms. Ferlita has shared voting and investment power.
4 Includes 21,908 shares held by the Lilly Massari Revocable Trust, of which Dr. Massari serves as trustee. Also includes 20,901 shares held by the Central Bank of Tampa Employee Stock Ownership Trust, of which Dr. Massari serves as a co-trustee, and as to which Dr. Massari has shared voting and investment power.
5 Includes 13,915 shares held by Anthony V. Ferlita and Patti L. Ferlita, as to which Mr. Ferlita has shared voting and investment power, and 20,901 shares held by the Central Bank of Tampa Employee Stock Ownership Trust, of which Mr. Ferlita serves as a co-trustee, and as to which Mr. Ferlita has shared voting and investment power.
6 Includes 20,901 shares held by the Central Bank of Tampa Employee Stock Ownership Trust, of which Mr. Lombardia serves as a co-trustee, and as to which Mr. Lombardia has shared voting and investment power.
7 All 10,629 shares are held by the John X. Ferlita Revocable Trust, as to which Mr. Garcia serves as a co-trustee, and as to which shares Mr. Garcia has shared voting and investment power.
8 Includes 1,740 shares held by Mr. Ficarrotta and Donna Ficarrotta, 1,740 shares held by Mr. Ficarrotta and Joseph E.Ficarrotta, and 1,740 shares held by Mr. Ficarrotta and Nancy Jo Ficarrotta; in each case Mr. Ficarrotta has shared voting and investment power with respect to such shares.
9 Includes 4,003 shares held by John Hinze and Linda Hinze, as to which Ms. Hinze has shared voting and investment power.
10 All 2,000 shares are held by V. Dudley Glover and Jane Glover, as to which Mr. Glover has shared voting and investment power.

        CENTRAL BANK'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         This discussion contains certain forward-looking statements which represent Central Bank's expectations or beliefs, including, but not limited to, statements concerning the banking industry and Central Bank's operations, performance, financial condition, and growth. For this purpose, any statements contained in this discussion that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "intend," "could," "should," "can," "estimate," or "continue" or the negative of other variations thereof or comparable terminology are intended to identify forward-looking statements. These statements by their nature involve substantial risks and uncertainties, certain of which are beyond Central Bank's control, and actual results may differ materially depending on a variety of important factors, including competition, general economic conditions, potential changes in interest rates, and changes in the value of real estate securing loans made by Central Bank, among other things.

GENERAL

         Central Bank is a state (Florida) chartered commercial bank. Central Bank, through five banking offices, provides a wide range of banking services to individuals and businesses located primarily in Hillsborough County, Florida.

         The principal services offered by Central Bank include commercial and individual checking and savings accounts, money-market accounts, certificates of deposit, most types of loans, including commercial and working capital loans, real estate, home equity and installment loans, as well as financing through letters of credit. Central Bank also provides credit card services through a national credit card issuer and acts as issuing agent for U.S. savings bonds, travelers checks and cashiers checks. It offers collection teller services, wire transfer services, safe deposit and night depository facilities, telephone banking services, internet banking services and debit cards. The transaction accounts and time certificates are tailored to Central Bank's principal market area at rates competitive with those offered in Central Bank's primary service area. In addition, Central Bank offers certain retirement account services, including individual retirement accounts. All deposit accounts are insured by the FDIC up to the maximum amount allowed by law. Central Bank offers a wide range of short to medium-term commercial and personal loans. Commercial loans include both secured and unsecured loans for working capital (including inventory and receivables), business expansion (including acquisition of real estate and improvements), and purchase of equipment and machinery. Consumer loans include secured and unsecured loans for financing automobiles, home improvements, and personal investments. Central Bank also originates and holds construction and acquisition loans on residential real estate.

         At December 31, 2001, Central Bank had total assets of $200.7 million, an increase of .9% over total assets of $198.9 million at December 31, 2000. During the year ended December 31, 2001, net loans receivable increased to $98.5 million, or 4.5%. Central Bank's portfolio of investment securities decreased to $75.9 million as of December 31, 2001 from $79.7 million as of December 31, 2000, a 4.7% decrease. Central Bank's deposits increased to $158.9 million as of December 31, 2001 from $155.9 million as of December 31, 2000, a 1.9% increase. Central Bank had net earnings of $4,018,000, or $12.21 basic earnings per share ($12.21 diluted earnings per share) for the year ended December 31, 2001, compared to net earnings of $3,748,000 or $11.39 basic earnings per share ($11.39 diluted earnings per share) for 2000.

         At June 30, 2002, Central Bank had total assets of $214.6 million, an increase of 6.9% over total assets of $200.7 million at December 31, 2001. During the six months ended June 30, 2002, net loans receivable increased to $103.7 million, or by 5.3%. Central Bank's portfolio of securities available for sale increased to $80.9 million as of June 30, 2002 from $75.9 million as of December 31, 2001. Deposits increased to $172.2 million as of June 30, 2002 from $158.9 million as of December 31, 2001. Central Bank had net earnings of $2,193,000, or $6.66 basic earnings per share ($6.66 diluted earnings per share), for the six months ended June 30, 2002, compared to net earnings of 2,153,000, or $6.54 basic earnings per share ($6.54 diluted earnings per share), for the six months ended June 30, 2001.

CRITICAL ACCOUNTING POLICIES

         Central Bank's financial condition and results of operations are sensitive to accounting measurements and estimates of matters that are inherently uncertain. When applying accounting policies in areas that are subjective in nature, management must use its best judgment to arrive at the carrying value of certain assets. The most critical accounting policy applied by us is that related to the valuation of the loan portfolio.

         A variety of estimates impact carrying value of the loan portfolio, including the calculation of the allowance for loan losses, valuation of underlying collateral, the timing of loan charge-offs and the amount and amortization of loan fees.

         The allowance for loan losses is management's most difficult and subjective judgment. The allowance is established and maintained at a level that management believes is adequate to cover losses resulting from the inability of borrowers to make required payments on loans. Estimates for loan losses are arrived at by analyzing risks associated with specific loans and the loan portfolio, current trends in delinquencies and charge-offs, the views of our regulators, changes in the size and composition of the loan portfolio and peer comparisons. The analysis also requires consideration of the economic climate and the interest rate environment, which may impact a borrower's ability to pay, legislation affecting the banking industry and economic conditions specific to Hillsborough County, Florida. Because the calculation of the allowance for loan losses relies on management's estimates and judgments relating to inherently uncertain events, results may differ from management's estimates.

         The allowance for loan losses is also discussed elsewhere in this document and in Note 3 to the December 31, 2001 financial statements. Our significant accounting policies are discussed in Note 1 to the December 31, 2001 financial statements.

REGULATION AND LEGISLATION

         As a state-chartered commercial bank, Central Bank is subject to extensive regulation by the Florida Department of Banking and Finance and the FDIC. Central Bank files reports with the Florida Department of Banking and Finance and the FDIC concerning its activities and financial condition, in addition to obtaining regulatory approvals prior to entering into certain transactions such as mergers with or acquisitions of other financial institutions. Periodic examinations are performed by the Florida Department of Banking and Finance and the FDIC to monitor Central Bank's compliance with the various regulatory requirements. As a Florida corporation, Central Bank is also subject to the Florida Business Corporation Act and the regulation of the Florida Department of State under the authority to administer and implement the Florida Business Corporation Act.

         On November 12, 1999, the Gramm-Leach-Bliley Act was enacted into law. This financial services reform legislation does three fundamental things. First, it repeals provisions of the Glass Steagall Act to permit commercial banks to affiliate with investment banks. Second, it substantially modifies the 43 year old Bank Holding Company Act of 1956 to permit companies that own commercial banks to engage in any type of financial activity. Finally, it allows subsidiaries of banks to engage in a broad range of financial activities that are not permitted for banks themselves. As a result of this new act, banking companies and other types of financial companies, for example, securities, insurance and financial technology companies, will be able to combine more readily. Besides these key items, the Gramm-Leach-Bliley Act includes many other important provisions including provisions regarding the privacy of customer information, increased access by community banks to the Federal Home Loan Bank System, and significant changes to the requirements imposed by the Community Reinvestment Act.

CREDIT RISK

         Central Bank's primary business is making commercial real estate and business loans. That activity entails potential loan losses, the magnitude of which depend on a variety of economic factors affecting borrowers which are beyond the control of Central Bank. While management has instituted underwriting guidelines and credit review procedures to protect Central Bank from avoidable credit losses, some losses will inevitably occur.

         While Central Bank maintains a diverse loan portfolio, commercial real estate loans constitute Central Bank's largest line of lending business. Within that portfolio no definitive concentration lies within any one industry. The ability of Central Bank's debtors to honor their contracts is dependent upon the real estate and general economic conditions in Hillsborough County, Florida.

         The following table sets forth certain information regarding nonaccrual loans and foreclosed real estate, including the ratio of such loans and foreclosed real estate to total assets as of the dates indicated.

                                                                     AT JUNE 30,            AT DECEMBER 31,
                                                             -----------------------   ---------------------------
                                                                  2002       2001      2001       2000    1999
                                                                  ----       ----      ----       ----    ----
                                                                              (DOLLARS IN THOUSANDS)
Nonperforming (nonaccrual) loans:
   Residential real estate loans..........................   $         86         -        203         -        -
   Commercial loans.......................................            197        65          2     4,764    1,497
   Consumer loans and other...............................              -         -          1         2        -
                                                             ------------  --------    -------   -------   ------
     Total nonperforming (nonaccrual) loans...............            283        65        206     4,766    1,497
                                                             ------------  --------    -------   -------   ------
     Total nonperforming loans to total assets............           .13%      .03%       .10%     2.40%     .77%
                                                             ============  ========    =======   =======   ======

Impaired loans:                                                         -         -        110        69      139
                                                             ============  ========    =======   =======   ======

Foreclosed real estate:
   Real estate acquired by foreclosure or deed in lieu of
foreclosure...............................................   $          -     1,400          -         -        -
                                                             ------------  --------    -------   -------   ------
     Total nonperforming and impaired loans and foreclosed
real estate...............................................            283     1,465        316     4,835    1,636
                                                             ============  ========    =======   =======   ======
     Total nonperforming and impaired loans and foreclosed
real estate to total assets...............................           .13%      .73%       .16%     2.43%     .85%
                                                             ============  ========    =======   =======   ======

         At December 31, 2001 and June 30, 2002, total nonperforming and impaired loans were $316,000 and $283,000, respectively. Management believes the allowance for loan losses adequately provides for any reserves that may be required for these loans.

         Interest income that would have been recorded under the original terms of nonaccrual loans are summarized below:

                                                               SIX MONTHS ENDED JUNE 30,   YEAR ENDED DECEMBER 31,
                                                               -------------------------   ------------------------
                                                                  2002       2001          2001      2000      1999
                                                                  ----       ----          ----      ----      ----
                                                                                  (IN THOUSANDS)
Interest income that would have been recognized..........  $            -          -         15      549         69



         The following table sets forth information with respect to activity in Central Bank's allowance for loan losses for the periods indicated:

                                                                SIX MONTHS ENDED JUNE 30, YEAR ENDED DECEMBER 31,
                                                                ------------------------- ------------------------
                                                                     2002      2001       2001      2000      1999
                                                                     ----      ----       ----      ----      ----
                                                                                (DOLLARS IN THOUSANDS)
Average loans outstanding, net............................     $     100,744   93,320     92,937   94,608    94,114
                                                               =============  =======    =======  =======   =======
Allowance at beginning of year............................
                                                                       1,318    1,727      1,727    1,774     1,748
                                                               -------------  -------    -------  -------   -------
Charge-offs...............................................             (148)    (300)      (578)    (164)     (250)
Recoveries................................................               48       23        109      117        36
                                                               -------------  -------    -------  -------   -------
     Net charge-offs......................................
                                                                       (100)    (277)      (469)     (47)     (214)
                                                               -------------  -------    -------  -------   -------
   Provision for loan losses charged to operating expenses               30        -         60        -       240
                                                               -------------  -------    -------  -------   -------
   Allowance at end of year...............................     $      1,248    1,450      1,318    1,727     1,774
                                                               =============  =======    =======  =======   =======
   Ratio of net charge-offs to average loans outstanding..           (.0009)  (.0030)    (.0050)  (.0005)   (.0022)
                                                               =============  =======    =======  =======   =======
   Allowance as a percent of total loans..................             1.19%    1.56%      1.32%    1.80%     1.89%
                                                               =============  =======    =======  =======   =======
   Total loans at end of period...........................     $     104,977   92,907     99,846   96,063    93,998
                                                               =============  =======    =======  =======   =======



         The following table presents information regarding Central Bank's total allowance for loan losses as well as the allocation of such amounts to the various categories of loans:

                                      AT JUNE 30,                                    AT DECEMBER 31,
                         ------------------------------------- --------------------------------------------------------
                               2002              2001               2001             2000             1999
                         ----------------- ------------------- ------------------ ----------------- -------------------
                                   % OF               % OF               % OF               % OF               % OF
                                   LOANS              LOANS              LOANS              LOANS              LOANS
                                   IN                 IN                 IN                 IN                 IN
                                   EACH               EACH               EACH               EACH               EACH
                                   CATEGORY           CATEGORY           CATEGORY           CATEGORY           CATEGORY
                         AMOUNT    OF       AMOUNT    TO       AMOUNT    TO       AMOUNT    TO       AMOUNT    TO
                           OF      TOTAL      OF      TOTAL      OF      TOTAL      OF      TOTAL      OF      TOTAL
                        ALLOWANCE  LOANS  ALLOWANCE   LOANS   ALLOWANCE  LOANS   ALLOWANCE  LOANS   ALLOWANCE  LOANS
                        ---------  -----  ---------   -----   ---------  -----   ---------  -----   ---------  -----
                                                           (DOLLARS IN THOUSANDS)
Commercial loans..   $      252    20.2%        197    13.6%      224    16.9%       187    10.8%      210    11.8%
Real estate loans.          823    65.9         867    59.8       790    59.9      1,159    67.1       812    45.8
Other loans.......          173    13.9         386    26.6       194    14.7        312    18.1       613    34.6
Specific reserves.            -     -             -     -         110     8.5         69     4.0       139     7.8
                     ----------  -------     -------  ------   ------   ------    ------   ------   ------   ------
Total allowance
for loan losses....  $    1,248   100.0%      1,450   100.0%    1,318   100.0%     1,727   100.0%    1,774   100.0%
                     ==========  =======     =======  ======   ======   ======    ======   ======   ======   ======


LIQUIDITY AND CAPITAL RESOURCES

         A Florida chartered commercial bank is required to maintain a liquidity reserve of at least 15% of its total transaction accounts and 8% of its total nontransaction accounts less deposits of certain public funds. The liquidity reserve may consist of cash on hand, cash on deposit with other correspondent banks and other investments and short-term marketable securities as determined by the rules of the Florida Department of Banking and Finance, such as federal funds sold and United States securities or securities guaranteed by the United States or agencies thereof. As of December 31, 2001 and December 31, 2000, Central Bank had liquidity of approximately $75.9 million and $68.7 million, or approximately 47.8% and 44.1% of total deposits, respectively. As of June 30, 2002, Central Bank had liquidity of approximately $87.4 million, or 50.7% of total deposits.

         During the year ended December 31, 2001, Central Bank's primary sources of funds consisted of principal payments on loans and investment securities, proceeds from sales and maturities of securities available for sale, and net increases in deposits. Central Bank used its capital resources principally to fund existing and continuing loan commitments. At December 31, 2001, Central Bank had commitments to originate loans totaling $27.6 million. Scheduled maturities of certificates of deposit during the 12 months following December 31, 2001 totaled $71.8 million.

         During the six months ended June 30, 2002, Central Bank's primary sources of funds consisted of loan principal repayments, borrowings and proceeds from the sale, maturity and principal repayment of securities available for sale. Central Bank used its capital resources principally to fund existing and continuing loan commitments, and to purchase securities available for sale. At June 30, 2002, Central Bank had commitments to originate loans totaling $8.2 million.

         Central Bank believes it has adequate resources to fund all its commitments and that substantially all of its existing commitments will be funded in 2002. Central Bank also believes that, if so desired, it can adjust the rates on interest-bearing deposits to retain or attract deposits in a changing interest-rate environment.

         The following table sets forth, by maturity distribution, certain information pertaining to the investment securities portfolio (dollars in thousands) at December 31, 2001 and 2000:

                                       AFTER ONE YEAR TO   AFTER FIVE YEARS
                    ONE YEAR OR LESS       FIVE YEARS        TO TEN YEARS      AFTER TEN YEARS           TOTAL
                   ------------------  -----------------   -----------------  -----------------   ------------------
                   CARRYING   AVERAGE  CARRYING  AVERAGE   CARRYING  AVERAGE  CARRYING  AVERAGE   CARRYING   AVERAGE
                     VALUE     YIELD     VALUE    YIELD      VALUE    YIELD     VALUE    YIELD      VALUE     YIELD
                   --------   -------  --------  -------   --------  -------  --------  -------   --------   -------
AT DECEMBER 31, 2001:
U.S. Treasury
   securities...   $     -        - %  $ 4,711    5.86%    $     -      -  %  $     -      -  %   $   4,711   5.86%
U.S. Agency
   securities...         -        -                              -      -        1,048    7.30%       1,048   7.30%
State & Municipal
   securities...         -        -          -                1,281    5.21%    39,884    5.34%      41,165   5.34%
                   --------            --------            --------           --------            ---------
                   $     -        - %  $ 4,711    5.86%    $  1,281    5.21%  $ 40,932    5.38%   $  46,924   5.44%
                  =========   =======  ========   =====    ========    =====  ========    =====

Mortgage-backed
   securities...                                                                                     29,038   6.69%
                                                                                                  ---------
Total...........                                                                                  $  75,962   6.22%
                                                                                                  =========   =====
AT DECEMBER 31,
2000:
U.S. Treasury
securities......   $ 2,537     6.25%   $  2.549   6.05%    $  2,052    5.63%  $      -      - %   $   7,138   6.00%
U.S. Agency
securities......     3,035     8.03%          -     -             -      -           -      -         3,035   8.03%
State &
Municipal
securities......         -                          -           505    5.07%    41,641    5.32%      42,146   5.31%
                   -------             --------            --------           --------            =========
                   $ 5,572     7.37%   $  2,549   6.05%    $  2,557    5.52%  $ 41,641    5.32%   $  52,319   5.56%
                   =======     =====   ========   =====    ========    =====  ========    =====
Mortgage-backed
securities......                                                                                     27,374   7.08%
                                                                                                  ---------
Total...........                                                                                  $  79,693   6.28%
                                                                                                  =========   =====

REGULATORY CAPITAL REQUIREMENTS

         Central Bank is subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on Central Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective actions, Central Bank must meet specific capital guidelines that involve quantitative measures of its assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

         Quantitative measures established by regulation to ensure capital adequacy require Central Bank to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined) and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2001 and 2000 and June 30, 2002, that Central Bank met all capital adequacy requirements to which it is subject.

         As of December 31, 2001, the most recent notification that Central Bank had received from the FDIC categorized Central Bank as "well-capitalized" under the regulatory framework for prompt corrective action. To be well capitalized Central Bank must maintain total risk-based, Tier 1 risk-based and leverage ratios as set forth in the following tables. There are no conditions or events since the notification that management believes have changed Central Bank's category. Central Bank's actual capital amounts and percentages are also presented in the following table.

                                                                                                   MINIMUM TO BE
                                                                                                  WELL CAPITALIZED
                                                                                                    UNDER PROMPT
                                                                              MINIMUM CAPITAL        CORRECTIVE
                                                              ACTUAL            REQUIREMENT      ACTION PROVISIONS
                                                       -------------------   -----------------   -----------------
                                                        AMOUNT      RATIO     AMOUNT    RATIO     AMOUNT    RATIO
                                                        ------      -----     ------    -----     ------    -----
AS OF DECEMBER 31, 2001:
   Total Risk-Based Capital to Risk-Weighted Assets:    $ 26,816     19.14%  $ 11,207   8.0%     $ 14,009   10.0%

   Tier I Capital to Risk-Weighted Assets:                25,608     18.28      5,604   4.0         8,405    6.0

   Tier I Capital to Average Assets:                      25,608     12.88      7,955   4.0         9,943    5.0

                                       70

                                                                                                   MINIMUM TO BE
                                                                                                  WELL CAPITALIZED
                                                                                                    UNDER PROMPT
                                                                              MINIMUM CAPITAL        CORRECTIVE
                                                              ACTUAL            REQUIREMENT      ACTION PROVISIONS
                                                       -------------------   -----------------   -----------------
                                                        AMOUNT      RATIO     AMOUNT    RATIO     AMOUNT    RATIO
                                                        ------      -----     ------    -----     ------    -----
AS OF DECEMBER 31, 2000:
   Total Risk-Based Capital to Risk-Weighted Assets:    $ 24,331     18.45%  $ 10,551   8.0%     $ 13,189   10.0%

   Tier I Capital to Risk-Weighted Assets:                22,682     17.20      5,275   4.0         7,913    6.0

   Tier I Capital to Average Assets:                      22,682     11.62      7,806   4.0         9,758    5.0



MARKET RISK

         Market risk is the risk of loss due to adverse changes in market prices and rates. Central Bank's market risk arises primarily from interest-rate risk inherent in its lending and deposit gathering activities. To that end, management actively monitors and manages its interest-rate risk exposure. The measurement of market risk associated with financial instruments is meaningful only when all related and offsetting on and off balance sheet transactions are aggregated, and the resulting net positions are identified. Disclosures about the fair value of financial instruments, which reflect changes in market prices and rates, can be found in Note 10 of the Notes to Financial Statements.

         Central Bank does not engage in trading or hedging activities and does not invest in interest-rate derivatives or enter into interest rate swaps. Central Bank's primary objective in managing interest-rate risk is to minimize the adverse impact of changes in interest rates on Central Bank's net interest income and capital, while adjusting Central Bank's asset-liability structure to obtain the maximum yield-cost spread on that structure. Central Bank relies primarily on its asset-liability structure to control interest-rate risk. See the section below titled Asset-Liability Structure. However, a sudden and substantial increase in interest rates may adversely impact Central Bank's earnings, to the extent that the interest rates borne by assets and liabilities do not change at the same speed, to the same extent, or on the same basis.

         Management of Central Bank uses modeling techniques to simulate changes in net interest income under various rate scenarios. Important elements of these techniques include the mix of floating versus fixed rate assets and liabilities, and the scheduled, as well as expected, repricing and maturing volumes and rates of the existing balance sheet.

         The projected effects that assumed interest rate shifts would have on the net interest income of Central Bank for the succeeding twelve-month period as of December 31, 2001 are discussed below under Asset-Liability Structure. There have been no significant changes in Central Bank's market risk exposure since December 31, 2001.


ASSET - LIABILITY STRUCTURE

         As part of its asset and liability management, Central Bank has emphasized establishing and implementing internal asset-liability decision processes, as well as communications and control procedures to aid in managing Central Bank's earnings. Management believes that these processes and procedures provide Central Bank with better capital planning, asset mix and volume controls, loan-pricing guidelines, and deposit interest-rate guidelines which should result in tighter controls and less exposure to interest-rate risk.

         The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest-rate sensitive" and by monitoring an institution's interest-rate sensitivity "gap." An asset or liability is said to be interest-rate sensitive within a specific time period if it will mature or reprice within that time period. The interest-rate sensitivity gap is defined as the difference between interest-earning assets and interest-bearing liabilities maturing or repricing within a given time period.

The gap ratio is computed as dividing rate-sensitive assets by rate-sensitive liabilities. A gap ratio of 1.0% represents perfect matching. A gap is considered positive when the amount of interest-rate sensitive assets exceeds interest-rate sensitive liabilities. A gap is considered negative when the amount of interest-rate sensitive liabilities exceeds interest-rate sensitive assets. During a period of rising interest rates generally a negative gap would adversely affect net interest income, while a positive gap would result in an increase in net interest income. During a period of falling interest rates, a negative gap would generally result in an increase in net interest income, while a positive gap would adversely affect net interest income. As of December 31, 2001, Central Bank's one-year negative interest-rate sensitivity gap in dollars was $45.2 million.

         Since gap analysis does not take into account the probability that potential maturities or repricings of interest rate sensitive assets and liabilities will occur, or the relative magnitude of the repricings, Central Bank also uses an industry standard computer modeling system to perform "Income Simulation Analysis." Income simulation analysis captures not only the potential of assets and liabilities to mature or reprice but the probability that they will do so. In addition, income simulation analysis attends to the relative sensitivities of balance sheet items and projects their behavior over an extended period of time and permits management to assess the probable effects on balance sheet items of not only changes in market interest rates but also of proposed strategies for responding to such changes.

         On a quarterly basis, based upon information provided by Central Bank, National Bank of Commerce performs an income simulation analysis to determine the projected effect on net interest income of various increases and decreases in the level of interest rates, which is reviewed by management of Central Bank. These scenarios assume that the rate changes occur immediately and then hold constant for twenty four months. The volatility of pre-tax income over this twelve month period in both an up and down rate scenario is measured by reference to the levels of such income in a flat rate scenario. Such a "rate shock analysis" requires key assumptions which are inherently uncertain, such as deposit sensitivity, cash flows from investments and loans, reinvestment options, management's capital plans, market conditions and the timing, magnitude and frequency of interest rate changes. As a result, the simulation is at best an estimate and cannot accurately predict the impact of future interest rate changes on net interest income. Central Bank has established guidelines for the acceptable volatility of net interest income for the twenty-four month period and management institutes appropriate strategies designed to keep the volatility levels within those guidelines. As of December 31, 2001, the simulation analysis projects a decrease in pre-tax income of 10.39% for the following twelve months assuming a decrease in interest rates of 200 basis points. If rates increase by 200 basis points, then pre-tax income for the following twelve months will decrease by 10.12%. These volatility levels are within Central Bank's guidelines.

         In order to minimize the potential for adverse effects of material and prolonged increases in interest rates on the results of operations, Central Bank continues to monitor asset and liability management policies to better match the maturities and repricing terms of its interest-earning assets and interest-bearing liabilities. Such policies have consisted primarily of: (i) emphasizing the origination of adjustable-rate loans; (ii) maintaining a stable core deposit base; and (iii) maintaining a significant portion of liquid assets (cash and short-term investments).

         Central Bank also maintains a portfolio of liquid assets (cash and assets maturing or repricing in one year or less) in order to reduce its vulnerability to shifts in market rates of interest. At December 31, 2001, 9.8% of Central Bank's total assets consisted of cash and cash equivalents and short-term U.S. Government Agency securities. Furthermore, as of such date, Central Bank's liquidity ratio was 37.1%.

         Central Bank also seeks to maintain a large stable core deposit base by providing quality service to its customers without significantly increasing its cost of funds or operating expenses. The success of Central Bank's core deposit strategy is demonstrated by the stability and growth of its demand accounts, money-market deposit accounts, savings accounts and NOW accounts, which totaled $80.7 million, representing 50.8% of total deposits at December 31, 2001.

         The following table sets forth certain information relating to Central Bank's interest-earning assets and interest-bearing liabilities at December 31, 2001 that are estimated to mature or are scheduled to reprice within the period shown. Since assets and liabilities within each interest-sensitive period may not reprice by the same amount or at the same time, the following table may not be reflective of changes in net interest income which would result from changes in the general level of interest rates.

                                                   MORE THAN     MORE THAN    MORE THAN    MORE THAN FIVE
                                      THREE      THREE MONTHS    SIX MONTHS   ONE YEAR TO    YEARS AND
                                      MONTHS     TO SIX MONTHS  TO ONE YEAR   FIVE YEARS    INSENSITIVE     TOTAL
                                      ------     -------------  -----------   ---------- -   -----------     -----
                                                                   ($ IN THOUSANDS)
Loans (1),(2):
   Adjustable rate................  $ 24,747              -             -              -                -    24,747
   Fixed rate.....................     4,055          3,094         3,316         57,907            5,368    73,740
                                    --------         ------        ------        -------          -------   -------
     Total loans..................    28,802          3,094         3,316         57,907            5,368    98,487
FHLB stock........................                        -             -              -              875       875
Investments (3),(4)...............     5,699              -             -          5,759           70,203    81,661
                                    --------         ------        ------        -------          -------   -------
     Total rate-sensitive assets..    34,501          3,094         3,316         63,666           76,446   181,023
                                    --------         ------        ------        -------          -------   -------

Deposit accounts (5):
   Interest bearing demand
     deposits.....................         -              -             -              -           28,879    28,879
   Savings........................         -              -             -              -           17,874    17,874
   Time deposits..................    31,526         20,806        19,465          6,390                -    78,187
                                    --------         ------        ------         ------          -------   -------
Total interest-bearing deposit
   accounts.......................    31,526         20,806        19,465          6,390           46,753   124,940
Other borrowings..................     3,325                       11,000                               -    14,325
                                    --------         ------        ------         ------          -------   -------
     Total rate-sensitive
       liabilities................    34,851         20,806        30,465          6,390           46,753   139,265
                                    --------         ------        ------         ------          -------   -------
Gap (repricing differences).......      (350)       (17,712)      (27,149)        57,276           29,693    41,758
                                    ========         ======        ======         ======          =======   =======
Cumulative GAP....................      (350)       (18,062)      (45,211)        12,065           41,758
                                    ========         ======        ======         ======          =======
Cumulative GAP/total assets.......     (0.17)%        (9.00)%      (22.53)%         6.01%           20.81%
                                    ========         ======        ======         ======          =======
---------------

(1) In preparing the table above, adjustable-rate loans are included in the period in which the interest rates are next scheduled to adjust rather than in the period in which the loans mature. Fixed-rate loans are scheduled, including repayment, according to their contractual maturities.
(2)  Includes nonaccrual loans.
(3) Investments are scheduled according to their respective repricing and maturity dates.
(4)  Includes federal funds sold.
(5) The savings and NOW accounts repricing volumes are based on management's assumptions of the sensitivity of these accounts to changes in market interest rates. Time accounts are scheduled according to their respective maturity dates.

        The following table sets forth information concerning Central Bank's loan portfolio by type of loan at the dates indicated.

                                  AT JUNE 20,                              AT DECEMBER 31,
                   ------------------------------------    -------------------------------------------------------
                          2002               2001               2001                2000                1999
                   ------------------ -----------------    ---------------    ---------------     ----------------
                              % OF               % OF               % OF               % OF                % OF
                    AMOUNT     TOTAL    AMOUNT    TOTAL    AMOUNT    TOTAL    AMOUNT    TOTAL     AMOUNT    TOTAL
                   --------   ------  ---------  ------    -------  ------    -------  -------    -------  -------
                                                             (DOLLARS IN THOUSANDS)
Real estate......    $76,279   72.7%    $69,395   74.7%    $73,463    73.6%   $73,242    76.2%     68,794     73.2%
Commercial.......     25,244   24.0      19,697   21.2      22,421    22.5     18,665    19.4      21,000     22.3
Consumer.........      2,812    2.7       3,146    3.4       3,257     3.3      3,360     3.5       3,451      3.7
Credit card......        642     .6         669     .7         705      .6        796      .9         753       .8
                    --------  ------    -------  ------    -------   ------   -------   ------    -------    ------
   Total loans...    104,977  100.0%     92,907  100.0%     99,846   100.0%    96,063   100.0%     93,998    100.0%
                              ======             ======              ======             ======               ======

Less:
Allowance for
   loan losses...     (1,248)            (1,450)            (1,318)            (1,727)             (1,774)
                    --------            -------            -------            -------              ------
   Loans, net....   $103,729            $91,457            $98,528            $94,336              92,224
                    ========            =======            =======            =======              ======

The following table shows the distribution of, and certain other information relating to, deposit accounts by type:

                                                                                       AT DECEMBER 31,
                                                                           ----------------------------------------
                                                                                  2001                 2000
                                                                           ------------------    ------------------
                                                                                     % OF                  % OF
                                                                            AMOUNT    DEPOSIT    AMOUNT    DEPOSIT
                                                                           -------   ---------   -------  ---------
                                                                                    (DOLLARS IN THOUSANDS)
Noninterest-bearing demand deposits....................................     $33,959      21.4%   $ 39,888     25.6%
Interest-bearing demand deposits.......................................      28,879      18.2%     27,605     17.7%
Savings deposits.......................................................      17,874      11.2%     18,116     11.6%
Time deposits..........................................................      78,187      49.2%     70,266     45.1%
                                                                           --------     ------   --------    ------
Total deposits.........................................................    $158,899     100.0%   $155,875    100.0%
                                                                           ========     ======   ========    ======


Jumbo certificates ($100,000 and over) mature as follows:

                                                                                                   AT DECEMBER 31,
                                                                                                  -----------------
                                                                                                        2001
                                                                                                   (IN THOUSANDS)
Due three months or less......................................................................    $     18,816
Due over three months to six months...........................................................           9,731
Due over six months to one year...............................................................           7,182
Due over one year.............................................................................           2,368
                                                                                                  -------------
Total.........................................................................................    $     38,097
                                                                                                  =============


The scheduled maturities of time deposits are as follows:

                                                                                                   AT DECEMBER 31,
                                                                                                        2001
                                                                                                  -----------------
                                                                                                   (IN THOUSANDS)
Due in one year or less.......................................................................    $     71,805
Due in more than one but less than three years................................................           5,571
Due in more than three but less than five years...............................................             811
                                                                                                  -------------
Total.........................................................................................    $     78,187
                                                                                                  =============


RESULTS OF OPERATIONS

         The operating results of Central Bank depend primarily on its net interest income, which is the difference between interest income on interest-earning assets and interest expense on interest-bearing liabilities, consisting primarily of deposits. Net interest income is determined by the difference between yields earned on interest-earning assets and rates paid on interest-bearing liabilities ("interest-rate spread") and the relative amounts of interest-earning assets and interest-bearing liabilities. Central Bank's interest-rate spread is affected by regulatory, economic and competitive factors that influence interest rates, loan demand and deposit flows. In addition, Central Bank's net earnings are also affected by the level of nonperforming loans and foreclosed real estate, as well as the level of its noninterest income, and its noninterest expenses, such as salaries and employee benefits, occupancy and equipment costs and income taxes.

         The following two tables sets forth for the periods indicated, information regarding (i) the total dollar amount of interest and dividend income of Central Bank from interest-earning assets and the resultant average yields; (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average cost; (iii) net interest/dividend income;
(iv) interest-rate spread; (v) interest margin; and (vi) ratio of average interest-earning assets to average interest-bearing liabilities.

                                                                        SIX MONTHS ENDED JUNE 30,
                                                            -------------------------------------------------------
                                                                      2002                      2001
                                                            ----------------------------  -------------------------
                                                                     INTEREST   AVERAGE           INTEREST  AVERAGE
                                                            AVERAGE     AND      YIELD/   AVERAGE    AND     YIELD/
                                                            BALANCE   DIVIDENDS  RATE     BALANCE  DIVIDENDS  RATE
                                                            -------   ---------  -------- -------  --------- -------
                                                                             (DOLLARS IN THOUSANDS)
Interest-earning assets:
   Loans, gross (1).....................................    $101,779   $4,291   8.43%    $94,829  $4,970    10.48%
   Securities - (2).....................................      78,746    2,927   7.43%     75,855   2,917     7.69%
   Other interest-earning assets (3)....................      10,961      114   2.08%      6,286     159     5.06%
                                                            --------   ------            -------  ------
     Total interest-earning assets......................     191,486    7,332   7.66%    176,970   8,046     9.09%
                                                                       ------                     ------
Noninterest-earning assets (4)..........................      20,225                      19,964
                                                            --------                     -------
     Total assets.......................................     211,711                     196,934
                                                            ========                     =======
Interest-bearing liabilities:
   Interest-Bearing Demand Deposits.....................      34,121      262   1.54%     29,344     322     2.19%
   Savings deposits.....................................      19,912      172   1.73%     18,443     251     2.72%
   Time deposits........................................      82,911    1,585   3.82%     71,759   2,066     5.76%
   Other borrowings.....................................      12,735      120   1.88%     19,307     483     5.00%
                                                            --------   ------            -------  ------
     Total interest-bearing liabilities.................     149,679    2,139   2.86%    138,853   3,122     4.50%
                                                                       ------                     ------
Noninterest-bearing
   Liabilities..........................................      34,500                      33,099
Stockholders' equity....................................      27,532                      24,982
                                                            --------                     -------
     Total liabilities and stockholders' equity.........     211,711                     196,934
                                                            ========                     =======
Net interest income.....................................                5,193                      4,924
                                                                       ======                     ======
Interest-rate spread (5)................................                        4.80%                        4.60%
                                                                                =====                        =====
Net interest margin (6).................................                        5.42%                        5.56%
                                                                                =====                        =====
Ratio of average interest-earning assets to average
  interest-bearing liabilities..........................        1.28                        1.27
                                                            ========                    ========
----------------------
(1)  Includes nonaccrual loans.
(2)  Securities are reflected on a tax-equivalent basis.
(3)  Includes federal funds sold and FHLB stock.
(4)  Includes   bank  owned  life   insurance   which  is  not   considered   an
     interest-earning asset.
(5)  Interest-rate spread represents the difference between the average yield on
     interest-earning   assets  and  the   average   cost  of   interest-bearing
     liabilities.
(6)  Net   interest   margin  is  net   interest   income   divided  by  average
     interest-earning assets.

                                                                  YEAR ENDED DECEMBER 31,
                                         ---------------------------------------------------------------------------------------
                                                       2001                        2000                         1999
                                         -------------------- -------- ----------------------------  ---------------------------
                                                    INTEREST   AVERAGE           INTEREST   AVERAGE           INTEREST   AVERAGE
                                           AVERAGE    AND      YIELD/  AVERAGE     AND      YIELD/   AVERAGE     AND     YIELD/
                                           BALANCE  DIVIDENDS  RATE    BALANCE   DIVIDENDS  RATE     BALANCE  DIVIDENDS  RATE
                                         ---------  ---------  ------  -------   ---------  -------  -------  ---------  -------
                                                                  (DOLLARS IN THOUSANDS)
Interest-earning assets:
   Loans, gross (1)....................    $94,074  $  9,305    9.89%  $ 95,967  $ 9,344     9.74%   $ 94,661  $ 9,269   9.79%
   Securities - (2)....................     76,052     5,832    7.67%    78,144    5,916     7.57%     70,055    5,043   7.20%
   Other interest-earning
     assets (3)........................      7,199       299    4.15%     3,171      222     7.00%      1,263       81   6.41%
                                          --------  --------           --------  -------             --------  -------
     Total interest-earning assets.....    177,325    15,436    8.70%   177,282   15,482     8.73%    165,979   14,393   8.67%
                                                    --------                     -------                       -------
Noninterest-earning assets (4).........     21,541                       17,873                        18,725
                                          --------                      -------                      --------
     Total assets......................    198,866                      195,155                       184,704
                                          ========                      =======                      ========
Interest-bearing liabilities:
   Interest-Bearing Demand Deposits....     30,260      607     2.01%    29,676     656      2.21%     30,114      670   2.22%
   Savings deposits....................     18,347      454     2.47%    18,041     496      2.75%     17,221      472   2.74%
   Time deposits.......................     73,053    3,898     5.34%    69,637   3,860      5.54%     72,407    3,752   5.18%
   Other borrowings....................     18,111      727     4.01%    20,720   1,327      6.40%     12,514      650   5.19%
                                          --------  -------             -------  ------               -------   ------
     Total interest-bearing liabilities    139,771    5,686     4.07%   138,074   6,339      4.59%    132,256    5,544   4.19%
                                                    -------                      ------                         ------
Noninterest-bearing
   Liabilities.........................     33,179                       37,202                        33,783
Stockholders' equity...................     25,916                       19,879                        18,665
                                          --------                      -------                       -------
     Total liabilities and stockholders'
      equity...........................    198,866                      195,155                       184,704
                                          ========                      =======                       =======
Net interest income....................               9,750                       9,143                          8,849
                                                     ======                      ======                         ======
Interest-rate spread (5)...............                         4.64%                        4.14%                       4.48%
                                                               ======                       ======                      ======
Net interest margin (6)................                         5.50%                        5.16%                       5.33%
                                                               ======                       ======                      ======
Ratio of average interest-earning assets
  to average interest-bearing liabilities     1.27                         1.28                          1.25
                                          ========                      =======                       =======
-----------------------------
(1)  Includes nonaccrual loans.
(2)  Securities are reflected on a tax-equivalent basis.
(3)  Includes federal funds sold and FHLB stock.
(4)  Includes   bank  owned  life   insurance   which  is  not   considered   an
     interest-earning asset.
(5)  Interest-rate spread represents the difference between the average yield on
     interest-earning   assets  and  the   average   cost  of   interest-bearing
     liabilities.
(6)  Net   interest   margin  is  net   interest   income   divided  by  average
     interest-earning assets.

RATE/VOLUME ANALYSIS

The following tables sets forth certain information regarding changes in interest income and interest expense of Central Bank for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (1) changes in rate (change in rate multiplied by prior volume), (2) changes in volume (change in volume multiplied by prior rate) and (3) changes in rate-volume (change in rate multiplied by change in volume).

                                                                       YEAR ENDED DECEMBER 31, 2001 VS. 2000
                                                                    ------------------------------------------------
                                                                             INCREASE (DECREASE) DUE TO
                                                                    ------------------------------------------------
                                                                      RATE        VOLUME     RATE/VOLUME      TOTAL
                                                                    --------     --------    -----------     -------
                                                                                    (In thousands)
Interest earning assets:
  Loans.......................................................         $ 148       $(184)        $  (3)       $ (39)
  Securities..................................................            76        (158)           (2)         (84)
  Other interest-earning assets...............................           (90)        282          (115)          77
                                                                       -----       -----         -----        -----
    Total.....................................................           134         (60)         (120)         (46)
                                                                       -----       -----         -----        -----

Interest-bearing liabilities:
  Deposits:
    Interest-Bearing Demand deposits..........................          (61)           13           (1)        (49)
    Savings deposits..........................................          (50)            9           (1)        (42)
    Time deposits.............................................         (144)          189           (7)         38
    Other borrowings..........................................         (495)         (167)          62        (600)
                                                                      -----         -----        -----       -----
    Total.....................................................         (750)           44           53        (653)
                                                                      -----         -----        -----       -----
Net change in net interest income.............................          884          (104)        (173)        607
                                                                      =====         =====        =====       =====

                                                                       YEAR ENDED DECEMBER 31, 2000 VS. 1999
                                                                    -----------------------------------------------
                                                                             INCREASE (DECREASE) DUE TO
                                                                    -----------------------------------------------
                                                                      RATE      VOLUME     RATE/VOLUME      TOTAL
                                                                    -------     ------     -----------     --------
                                                                                   (In thousands)
Interest earning assets:
  Loans.......................................................         $ (52)        $128          $ (1)      $  75
  Securities..................................................           261          582            30         873
  Other interest-earning assets...............................             7          122            12         141
                                                                       -----        -----         -----       -----
    Total.....................................................           216          832            41       1,089
                                                                       -----        -----         -----       -----
Interest-bearing liabilities:
  Deposits:
    Interest-Bearing Demand deposits..........................            (4)         (10)            -         (14)
    Savings deposits..........................................             1           23             -          24
    Time deposits.............................................           262         (144)          (10)        108
    Other borrowings..........................................           151          427            99         677
                                                                       -----        -----         -----       -----
    Total.....................................................           410          296            89         795
                                                                       -----        -----         -----       -----
Net change in net interest income.............................          (194)         536           (48)        294
                                                                       =====        =====         =====       =====

IMPACT OF INFLATION AND CHANGING PRICES

         The financial statements and related data presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America, which requires the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, substantially all of the assets and liabilities of Central Bank are monetary in nature. As a result, interest rates have a more significant impact on Central Bank's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services, since such prices are affected by inflation to a larger extent than interest rates.

COMPARISON OF SIX-MONTH PERIODS ENDED JUNE 30, 2002 AND 2001

         GENERAL. Net earnings for the six-month period ended June 20, 2002 were $2,193,000, or $6.66 per share, compared to net earnings of $2,153,000, or $6.54 per share for the six-month period ended June 30, 2001. This increase in Central Bank's net earnings was primarily due to an increase in net interest income partially offset by the increase in income tax expense, all of which resulted from the continued growth of Central Bank. Decreases in market interest rates during 2001 benefited Central Bank's interest margin since it was able to reprice its deposits and borrowings more quickly than loans and investments were repriced.

         INTEREST INCOME. Interest income decreased from $8.0 million for the six-month period ended June 30, 2001 to $7.3 million for the six-month period ended June 30, 2002. Interest income on loans decreased $679,000 due to a decrease in the weighted-average yield earned on the portfolio from 10.48% to 8.43% which was partially offset by an increase in the average loan portfolio balance from $94.8 million for the six-month period ended June 30, 2001 to $101.8 million for the six-month period ended June 30, 2002. Interest on investment securities increased $10,000 due to an increase in the average investment securities portfolio to $78.7 million in 2002 from $75.9 million in 2001, only partially offset by a decrease in the average yield in 2002 from 7.69% to 7.43%. Interest on other interest-earning assets decreased $45,000 due to a decrease in average yield on other interest-earning assets from 5.06% in 2001 to 2.08% in 2002, only partially offset by an increase in the average balance to $11.0 million from $6.3 million in 2001.

         INTEREST EXPENSE. Interest expense decreased to $2.1 million for the six-month period ended June 30, 2002 from $3.1 million for the six-month period ended June 30, 2001. Interest expense on deposit accounts decreased primarily due to a decrease in the weighted-average rate paid in 2001 from 4.42% to 2.95% in 2002, only partially offset by an increase in the average balance to $136.9 million from $119.5 million. Interest expense on other borrowings decreased to $120,000 from $483,000 in 2001 primarily due to the decrease in average borrowings from $19.3 million in 2001 to $12.7 million in 2002, only partially offset by a decrease in average rates paid on these borrowings. The average cost of all interest-bearing liabilities decreased from 4.50% for the six-month period ended June 30, 2001 to 2.86% for the six-month period ended June 30, 2002.

         PROVISION FOR LOAN LOSSES. The provision for loan losses is charged to earnings to bring the total allowance to a level deemed appropriate by management and is based upon historical experience, the volume and type of lending conducted by Central Bank, industry standards, the amounts of nonperforming loans, general economic conditions, particularly as they relate to Central Bank's market areas, and other factors related to the collectability of Central Bank's loan portfolio. The provision increased from $0 for the six-month period ended June 30, 2001 to $30,000 for the six-month period ended June 30, 2002. Management believes the allowance for loan losses of $1.25 million is adequate at June 30, 2002.

         NONINTEREST INCOME. Total noninterest income increased to $795,000 for the six-month period ended June 30, 2002 from $778,000 in 2001, due primarily to the increase in analysis services changes on deposit accounts.

         NONINTEREST EXPENSES. Total noninterest expenses increase to $2.52 million for the six-month period ended June 30, 2002 from $2.47 million in 2001, due primarily to increases in employee benefits of approximately $76,000.

         INCOME TAXES. The income tax provision for the six months ended June 30, 2002 was $677,000, or 23.6% of earnings before income taxes, compared to $509,000, or 19.1%, for the six months ended June 30, 2001. The effective tax rate for Central Bank is low due to tax-exempt interest income on municipal securities amounting to $1.1 for the six-month period ended June 30, 2002 and 2001.


COMPARISON OF YEARS ENDED DECEMBER 31, 2001 AND 2000

         GENERAL. Net earnings for the year ended December 31, 2001 were $4,018,000, or $12.21 per basic share, compared to net earnings of $3,748,000, or $11.39 per basic share, for the year ended December 31, 2000. This increase in Central Bank's net earnings was primarily due to an increase in net interest income, partially offset by the increase in income taxes, all of which resulted from the continued growth of Central Bank. Decreases in market interest rates during 2001 benefited Central Bank's interest margin since it was able to reprice its deposits and borrowings more quickly than loans and investments were repriced.

         INTEREST INCOME. Interest income remained consistent at $15.4 million for the years ended December 31, 2001 and 2000. Interest income on loans decreased $39,000 due to the decrease in the average loan portfolio balance from $96.0 million for the year ended December 31, 2000 to $94.1 million for the year ended December 31, 2001, only partially offset by an increase in the weighted-average yield earned on the portfolio from 9.74% to 9.89%. Interest on investment securities decreased $84,000 due to a decrease in the average investment securities portfolio to $76.1 million in 2001 from $78.1 million in 2000, only partially offset by an increase in the average yield in 2001 from 7.57% to 7.67%. Interest on other interest-earning assets increased $77,000 due to an increase in the average balance to $7.2 million from $3.2 million in 2000, only partially offset by a decrease in average yield on other interest-earning assets from 7.00% in 2000 to 4.15% in 2001.

         INTEREST EXPENSE. Interest expense decreased to $5.7 million for the year ended December 31, 2001 from $6.3 million for the year ended December 31, 2000. Interest expense on deposit accounts decreased primarily due to a decrease in the weighted-average rate paid in 2001 from 4.27% to 4.08% in 2001, only partially offset by an increase in the average balance to $139.8 million from $138.1 million. Interest expense on other borrowings decreased to $727,000 from $1.3 million in 2000 primarily due to a decrease in average rates paid on these borrowings from 6.40% in 2000 to 4.01% in 2001, only partially offset by a decrease in average borrowings from $20.7 million in 2000 to $18.1 million in 2001. The average cost of all interest-bearing liabilities decreased from 4.59% for the year ended December 31, 2000 to 4.07% for the year ended December 31, 2001.

         PROVISION FOR LOAN LOSSES. The provision for loan losses is charged to earnings to bring the total allowance to a level deemed appropriate by management and is based upon historical experience, the volume and type of lending conducted by Central Bank, industry standards, the amounts of nonperforming loans, general economic conditions, particularly as they relate to Central Bank's market areas, and other factors related to the collectability of Central Bank's loan portfolio. The provision increased from $0 for the year ended December 31, 2000 to $60,000 for the year ended December 31, 2001 due to approximately $578,000 in charge-off's during the year. Management believes the allowance for loan losses of $1.3 million is adequate at December 31, 2001.

         NONINTEREST INCOME. Total noninterest income decreased to $1.70 million for the year ended December 31, 2001 from $1.75 million in 2000. Decreases in service fees on deposits and other service charges were partially offset by an increase in the gain on sale of securities of $174,000.

         NONINTEREST EXPENSES. Total noninterest expenses decreased to $5.0 million for the year ended December 31, 2001 from $5.2 million for the year ended December 31, 2000, primarily due to decreases in salaries and other operating expenses.

         INCOME TAXES. The income tax provision for the year ended December 31, 2001 was $1,255,000, or 23.8% of earnings before income taxes, compared to $844,000, or 18.4%, for the year ended December 31, 2000. The effective tax rate for Central Bank is low due to tax-exempt interest income on municipal securities amounting to $2.2 for the year ended December 31, 2001 and 2000.


                                  LEGAL MATTERS

         The validity of TSFG common stock to be issued in connection with the merger will be passed upon by William P. Crawford, Jr., Esq., Executive Vice President and General Counsel of TSFG. Mr. Crawford beneficially owns or has rights to acquire an aggregate of less than 0.1% of TSFG's common stock. Wyche, Burgess, Freeman & Parham, P.A., counsel to TSFG, will deliver an opinion concerning the federal income tax consequences of the merger.

                                     EXPERTS

         The consolidated financial statements of TSFG and subsidiaries as of December 31, 2001 and 2000 and for each of the years in the three year period ended December 31, 2001 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing.

         The financial statements of Central Bank as of December 31, 2001 and 2000 and for each of the years in the three year period ended December 31, 2001 included in this proxy statement/prospectus, have been included in reliance upon the report of Saltmarsh, Cleaveland & Gund, P.A., independent certified public accountants, and upon the authority of such firm as experts in accounting and auditing.


                                  OTHER MATTERS

         Central Bank's board of directors does not know of any matters to be presented at the special meeting other than the proposal to approve the merger. If any other matters are properly brought before the special meeting or any adjournment of the special meeting, the enclosed proxy will be deemed to confer discretionary authority on the individuals named as proxies to vote the shares represented by the proxy as to any such matters.


                    CENTRAL BANK ANNUAL SHAREHOLDERS MEETING

         Central Bank will hold its 2003 annual meeting of shareholders only if the merger is not consummated.


                       WHERE YOU CAN FIND MORE INFORMATION

         TSFG files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information that TSFG files with the SEC at the SEC's public reference room at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. These SEC filings are also available to the public from commercial document retrieval services and at the Internet world wide web site maintained by the SEC at http://www.sec.gov.

         TSFG filed a registration statement with the SEC to register the issuance of the TSFG common stock to be issued to Central Bank shareholders in the merger. This document is a part of that registration statement and constitutes a prospectus of TSFG. As allowed by SEC rules, this document does not contain all the information you can find in TSFG's registration statement or the exhibits to that registration statement.

         The SEC allows us to "incorporate by reference" information into this document, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered part of this document, except for any information superseded by information contained directly in this document or in later filed documents incorporated by reference in this document.

         This document incorporates by reference the documents set forth below that TSFG has previously filed with the SEC. These documents contain important information about TSFG and its business and financial condition.

     (1)  TSFG's  Annual  Report on Form 10-K for the year  ended  December  31,
          2001;
     (2) TSFG's Quarterly Reports on Form 10-Q for the quarters ended March 31, 2002 and June 30, 2002;
     (3) TSFG's Current Reports on Form 8-K or Form 8-K/A dated July 11, 2002; July 26, 2002; August 6, 2002; August 26, 2002; September 4, 2002 and
          September 27, 2002;
     (4) TSFG's registration statement on Form 8-A filed pursuant to Section 12 of the Securities Exchange Act of 1934 that contains descriptions of TSFG's common stock and other rights, including all amendments or reports filed for the purpose of updating such description.

         TSFG also incorporates by reference additional documents that may be filed with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 between the date of this document and the date of the special meeting.

         You can obtain any of the documents incorporated by reference from TSFG, the SEC or the SEC's Internet web site as described above. Documents incorporated by reference are available from the companies without charge, excluding all exhibits, except that if the companies have specifically incorporated by reference an exhibit in this document, the exhibit will also be available without charge. You may obtain documents incorporated by reference in this document by requesting them in writing or by telephone from the appropriate company at the following addresses:

                            The South Financial Group
                              102 South Main Street
                           Greenville, South Carolina 29601
                           Attn: Mary M. Gentry
                            Telephone: (864) 255-4919

         IF YOU WOULD LIKE TO REQUEST DOCUMENTS, PLEASE DO SO BY [_____], 2002 TO RECEIVE THEM BEFORE THE CENTRAL BANK SPECIAL MEETING.

         You should rely only on the information contained or incorporated by reference in this document. TSFG and Central Bank have not authorized anyone to provide you with information that is different from what is contained in this document. This document is dated [______], 2002. You should not assume that the information contained in this document is accurate as of any date other than that date. Neither the mailing of this document to shareholders nor the issuance of TSFG common stock in the merger creates any implication to the contrary.


                           FORWARD-LOOKING STATEMENTS

         TSFG and Central Bank make forward-looking statements in this document and their public documents that are subject to risks and uncertainties. These forward-looking statements include, but are not limited to, statements about the benefits of the merger between TSFG and Central Bank, including future financial and operating results, cost savings and accretion to reported and cash earnings that may be realized from the merger, statements with respect to TSFG's and Central Bank's plans, objectives, expectations and intentions and other statements that are not historical facts, and other statements identified by words such as "believes," "expects," "anticipates," "estimates," "intends," "plans," "targets" and "projects" or similar expressions. Many possible events or factors could affect the financial results and performance of each of our companies. This could cause results or performances to differ materially from those expressed in our forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for such forward-looking statements. In order to comply with the terms of the safe harbor, we note that a variety of factors could cause our actual results and experience to differ materially from the anticipated results or other expectations expressed in such forward-looking statements. The risks and uncertainties that may affect the operations, performance, development and results of our businesses include, but are not limited to, those described below. You should consider these risks when you vote on the merger. These possible events or factors include the following:

     o our cost savings from the merger may be less than we expect, or we may be unable to obtain those cost savings as soon as we expect;

     o costs, including merger-related charges, or difficulties relating to the integration of Central Bank may be greater than expected;

     o    we may lose more deposits, customers, or business than we expect;

     o maintaining our relationships with employees and suppliers may be more difficult than we expect;

     o    competition in the banking industry may increase significantly;

     o our integration costs may be higher than we expect or our operating costs after the merger may be greater than we expect;

     o fair value and purchase price adjustments may differ from the pro forma assumptions provided herein;

     o    the merger may not generate the synergies we expect;

     o    revenues following the merger may be lower than we expect;

     o technological changes and systems integration may be harder to make or more expensive than we expect;

     o the easing of restrictions on participants in the financial services industry, such as banks, securities brokers and dealers, investment companies, and finance companies, may increase our competitive pressures;

     o changes in the interest rate environment may increase our funding costs and reduce our earning asset yields, thus reducing our margins;

     o changes in general economic and business conditions in the United States and the Southeast in general and in the communities we serve in particular may lead to a deterioration in credit quality thereby increasing our provisioning costs, or reduce a demand for credit, thereby reducing earning assets;

     o changes in trade, monetary and fiscal policies, laws, regulations, and other activities of governments, agencies, and similar organizations, including changes in accounting standards, may have an adverse affect on our business;

     o changes in consumer and business spending and saving habits may have an effect on our ability to increase assets and to attract deposits;

     o    changes may occur in the securities markets.

         Management of each of TSFG and Central Bank believes the forward-looking statements about its company are reasonable; however, you should not place undue reliance on them. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. The future results and shareholder values of TSFG following completion of the merger may differ materially from those expressed or implied in these forward-looking statements. Many of the factors that will determine these results and values are beyond TSFG's and Central Bank's ability to control or predict.

                              CENTRAL BANK OF TAMPA

                                 TAMPA, FLORIDA

                              FINANCIAL STATEMENTS

                           DECEMBER 31, 2001 AND 2000

                              CENTRAL BANK OF TAMPA

                                 TAMPA, FLORIDA

                              FINANCIAL STATEMENTS

                           DECEMBER 31, 2001 AND 2000
                                    CONTENTS
                                                                            PAGE

Independent Auditor's Report                                                F-3

Statements of Financial Condition                                           F-4

Statements of Income                                                        F-5

Statements of Changes in Stockholders' Equity                               F-6

Statements of Cash Flows                                                    F-7

Notes to Financial Statements                                               F-8

                          INDEPENDENT AUDITOR'S REPORT




To the Board of Directors
Central Bank of Tampa
Tampa, Florida


We have audited the  accompanying  statements of financial  condition of Central
Bank of Tampa as of December 31, 2001 and 2000, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Central Bank of Tampa as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.




Pensacola, Florida
January 9, 2002



                              CENTRAL BANK OF TAMPA
                        STATEMENTS OF FINANCIAL CONDITION
                           DECEMBER 31, 2001 AND 2000

                                                      ASSETS
                                                                                                         2001              2000
                                                                                                       -------            -------

Cash and due from banks                                                                            $      6,464,926  $    8,034,827
Interest-bearing deposits with bank                                                                       1,893,873          65,556
Federal funds sold                                                                                        5,699,138       4,000,782
                                                                                                   ----------------  --------------
  Cash and cash equivalents                                                                              14,057,937      12,101,165
Securities available for sale                                                                            75,962,184      79,693,905
Federal Home Loan Bank stock, at cost                                                                       875,000         875,000
Loans receivable, less allowance for loan losses
  of $ 1,318,236 in 2001 and $ 1,726,873 in 2000                                                         98,527,783      94,336,607
Accrued interest receivable                                                                               1,507,809       1,643,923
Cash surrender value - life insurance                                                                       749,033         710,421
Premises and equipment                                                                                    8,620,001       8,946,739
Other assets                                                                                                390,257         582,333
                                                                                                   ----------------  --------------

Total Assets                                                                                       $    200,690,004  $  198,890,093
                                                                                                   ================  ==============

                                       LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
  Noninterest-bearing demand deposits                                                              $     33,958,835  $   39,887,550
  Interest-bearing demand deposits                                                                       28,878,818      27,604,678
  Savings deposits                                                                                       17,874,380      18,116,380
  Other time deposits                                                                                    78,187,331      70,266,277
                                                                                                   ----------------  --------------
    Total deposits                                                                                      158,899,364     155,874,885

  Other borrowed funds                                                                                   14,325,293      18,078,814
  ESOP note payable                                                                                          75,065         183,317
  Accrued interest payable                                                                                  300,375         411,940
  Income taxes payable                                                                                      200,250             -0-
  Deferred income taxes                                                                                     187,734         233,074
  Other liabilities                                                                                         309,303         330,872
                                                                                                   ----------------  --------------
    Total liabilities                                                                                   174,297,384     175,112,902
                                                                                                   ================  ==============

Commitments and Contingencies                                                                                -                -

Stockholders' Equity:
  Common stock, $ 5 par value; 800,000 shares authorized,
     329,118 shares issued and outstanding                                                                1,645,590       1,645,590
  Surplus                                                                                                 1,997,122       1,997,122
  Undivided profits                                                                                      22,084,005      19,217,588
  Guarantee of ESOP indebtedness                                                                            (75,065)       (183,317)
  Accumulated other comprehensive income                                                                    740,968       1,100,208
                                                                                                   ----------------  --------------
     Total stockholders' equity                                                                          26,392,620      23,777,191
                                                                                                   ----------------  --------------

Total Liabilities and Stockholders' Equity                                                         $    200,690,004  $  198,890,093
                                                                                                   ================  ==============


                                      The accompanying notes are an integral
                                        part of these financial statements.

                                               CENTRAL BANK OF TAMPA
                                             STATEMENTS OF OPERATIONS
                                      YEARS ENDED DECEMBER 31, 2001 AND 2000



                                                                                                         2001              2000
                                                                                                       --------          --------

Interest Income:
  Loans receivable and fees on loans                                                               $      9,305,198  $     9,343,874
  Investment securities                                                                                   4,681,314        4,766,025
  Other                                                                                                     299,377          221,776
                                                                                                   ----------------  ---------------
    Total interest income                                                                                14,285,889       14,331,675
                                                                                                   ----------------  ---------------

Interest Expense:
  Deposits                                                                                                4,958,586        5,011,999
  Other borrowed funds                                                                                      726,946        1,326,620
                                                                                                   ----------------  ---------------
    Total interest expense                                                                                5,685,532        6,338,619
                                                                                                   ----------------  ---------------

      Net interest income                                                                                 8,600,357        7,993,056

Provision for Loan Losses                                                                                    60,000              -0-
                                                                                                   ----------------  ---------------

      Net interest income after provision for loan losses                                                 8,540,357        7,993,056

Noninterest Income:
  Service charges on deposit accounts                                                                     1,291,671        1,513,604
  Other service charges and fees                                                                            118,633          139,590
  Net investment security gain                                                                              174,046              -0-
  Other income                                                                                              115,697          100,751
                                                                                                   ----------------  ---------------
    Total noninterest income                                                                              1,700,047        1,753,945
                                                                                                   ----------------  ---------------

Noninterest Expenses:
  Salaries and employee benefits                                                                          2,876,327        2,939,044
  Occupancy expense                                                                                         480,840          478,711
  Other expenses                                                                                          1,609,754        1,738,015
                                                                                                   ----------------  ---------------
    Total noninterest expenses                                                                            4,966,921        5,155,770
                                                                                                   ----------------  ---------------

Income Before Income Taxes                                                                                5,273,483        4,591,231

Income Tax Expense                                                                                        1,255,154          843,529
                                                                                                   ----------------  ---------------

Net Income                                                                                         $      4,018,329  $     3,747,702
                                                                                                   ================  ===============

Net Income Per Share of Common Stock                                                               $          12.21  $         11.39
                                                                                                   ================  ===============


                                      The accompanying notes are an integral
                                        part of these financial statements.

                                               CENTRAL BANK OF TAMPA
                                   STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                                      YEARS ENDED DECEMBER 31, 2001 AND 2000





                                                                                                       Accumulated
                                                                                        Guarantee         Other
                                                                                           of         Comprehensive
                                       Common                            Undivided        ESOP            Income
                                        Stock            Surplus          Profits      Indebtedness       (Loss)          Total
                                       ------            -------         ---------     ------------   --------------     -------

Balance, January 1, 2000            $   1,645,590  $   1,997,122     $  16,210,402  $    (279,088)   $  (1,586,472)  $   17,987,554

Comprehensive income:

  Net income                                                             3,747,702                                        3,747,702

  Other comprehensive income,
    net of tax:
      Change in unrealized gain (loss)
      on securities available for sale,
      net of tax of $ 1,384,047                                                                          2,686,680        2,686,680
                                                                                                      ------------    -------------

  Total Comprehensive Income                                                                                              6,434,382

  Cash dividends paid, $ 2.25 per share                                   (740,516)                                        (740,516)

  Net repayments - ESOP indebtedness                                                       95,771                            95,771

Balance, December 31, 2000              1,645,590      1,997,122        19,217,588       (183,317)       1,100,208       23,777,191
                                                                                                                      -------------

Comprehensive income:

  Net income                                                             4,018,329                                        4,018,329

  Other comprehensive income,
    net of tax:
      Change in unrealized gain (loss)
      on securities available for sale,
      net of tax of $ 93,040                                                                              (359,240)        (359,240)
                                                                                                                      -------------

  Total Comprehensive Income                                                                                              3,659,089

  Cash dividends paid, $ 3.50 per share                                 (1,151,912)                                      (1,151,912)

  Net repayments - ESOP indebtedness                                                     108,252                            108,252

                                    -------------  -------------     -------------  ------------     -------------    -------------
Balance, December 31, 2001          $   1,645,590  $   1,997,122     $  22,084,005  $    (75,065)    $     740,968    $  26,392,620
                                    =============  =============     =============  ============     =============    =============


                                      The accompanying notes are an integral
                                        part of these financial statements.


                                               CENTRAL BANK OF TAMPA
                                             STATEMENTS OF CASH FLOWS
                                      YEARS ENDED DECEMBER 31, 2001 AND 2000

                                                                                                         2001              2000
                                                                                                        ------            ------
Cash Flows From Operating Activities:
  Net income                                                                                       $      4,018,329  $    3,747,702
  Adjustments to reconcile net income to net cash provided
    by operating activities -
      Depreciation and amortization                                                                         359,612         412,999
      Other amortization                                                                                     59,271          59,271
      Provision for loan losses                                                                              60,000             -0-
      Net investment security gain                                                                         (174,046)            -0-
      Net accretion on securities                                                                          (396,414)       (178,653)
      Deferred tax expense (benefit)                                                                         47,700         (64,700)
      Net change in -
        Accrued interest receivable and other assets                                                        268,919        (166,935)
        Cash surrender value - life insurance                                                               (38,612)        (34,473)
        Income taxes payable                                                                                200,250             -0-
        Accrued interest payable and other liabilities                                                     (133,134)        112,466
                                                                                                   ----------------  --------------
          Net cash provided by operating activities                                                       4,271,875       3,887,677
                                                                                                   ----------------  --------------

Cash Flows From Investing Activities:
  Purchases of available-for-sale securities                                                            (15,129,276)    (12,945,512)
  Proceeds from sales and maturities of available-for-sale securities                                     6,526,367       5,580,114
  Principal reductions received on available-for-sale securities                                         12,452,810       3,646,477
  Net increase in loans                                                                                  (5,949,406)     (2,112,779)
  Proceeds from sale of foreclosed real estate                                                            1,698,230             -0-
  Proceeds from sale of premises and equipment                                                               21,914             -0-
  Purchases of premises and equipment                                                                       (54,788)        (27,543)
                                                                                                   ----------------  --------------
        Net cash used in investing activities                                                              (434,149)     (5,859,243)
                                                                                                   ----------------  --------------

Cash Flows from Financing Activities:
  Net (decrease) increase in demand and savings deposits                                                 (4,896,575)      4,490,285
  Net increase (decrease) in time deposits                                                                7,921,054      (2,468,855)
  Net decrease in other borrowed funds                                                                   (3,753,521)     (1,172,637)
  Dividends paid                                                                                         (1,151,912)       (740,516)
                                                                                                   ----------------  --------------
        Net cash (used in) provided by financing activities                                              (1,880,954)        108,277
                                                                                                   ----------------  --------------

Net Change in Cash and Cash Equivalents                                                                   1,956,772      (1,863,289)

Cash and Cash Equivalents at Beginning of Year                                                           12,101,165      13,964,454
                                                                                                   ----------------  --------------

Cash and Cash Equivalents at End of Year                                                           $     14,057,937  $   12,101,165
                                                                                                   ================  ==============

Supplemental Disclosures of Cash Flow Information:

  Interest paid on deposits                                                                        $      5,070,151  $    4,971,289
                                                                                                   ================  ==============

  Other interest paid                                                                              $        726,946  $    1,326,620
                                                                                                   ================  ==============

  Income taxes paid                                                                                $        984,704  $      908,229
                                                                                                   ================  ==============

Supplemental Disclosure of Noncash Financing Activity:

  Net repayments - ESOP indebtedness                                                               $        108,252  $       95,771
                                                                                                   ================  ==============

                                      The accompanying notes are an integral
                                        part of these financial statements.


                                               CENTRAL BANK OF TAMPA
                                           NOTES TO FINANCIAL STATEMENTS
                                            DECEMBER 31, 2001 AND 2000



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Business Activity:

     Central Bank of Tampa (the "Bank") is a banking corporation organized in 1946 under the laws of the State of Florida, with its principal banking office and four branch offices located in Hillsborough County, Florida. The Bank's financial services consist of deposit and lending activities at each branch location. The Bank is regulated by various Federal and State agencies and is subject to periodic examinations by those regulatory authorities.

  Accounting Estimates:

     In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statements of financial condition and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate primarily to the determination of the allowance for loan losses.

  Cash and Cash Equivalents:

     For purposes of the statements of cash flows, cash and cash equivalents include cash and balances due from banks, interest-bearing deposits with bank, and federal funds sold, all of which mature within one to four days.

  Securities:

     All securities are classified as "available for sale" and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income.

     Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

  Loans Receivable:

     The Bank grants real estate, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by real estate mortgage loans throughout Hillsborough County, Florida. The ability of the Bank's debtors to honor their contracts is dependent upon the real estate and general economic conditions in this area.

     Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge-offs and the allowance for loan losses. Interest income is accrued on the unpaid principal balance.

                              CENTRAL BANK OF TAMPA
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  Loans Receivable (Continued):

     The accrual of interest on real estate and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. Other personal loans are typically charged off no later than 180 days past due. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

     All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

  Allowance for Loan Losses:

     The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

     The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revisions as more information becomes available.

     A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for real estate and commercial loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

     Large  groups  of  smaller  balance   homogeneous  loans  are  collectively
     evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer loans for impairment disclosures.

                              CENTRAL BANK OF TAMPA
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

  Foreclosed Assets:

     Real estate properties acquired through, or in lieu of, loan foreclosure are held for sale and are recorded at the lower of their carrying value or fair value less cost to sell. Revenue and expenses from operations are included in net expenses from foreclosed assets.

  Premises and Equipment:

     Land is carried at cost. Bank premises, furniture and equipment, and leasehold improvements are carried at cost, less accumulated depreciation and amortization computed principally by the straight-line method over the estimated useful lives of the assets.

  Income Taxes:

     Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various assets and liabilities in the statements of financial condition and gives current recognition to changes in tax rates and laws.

  Credit Related Financial Instruments:

     In the ordinary course of business, the Bank has entered into commitments to extend credit and letters of credit. Such financial instruments are recorded when they are funded.

  Net Income Per Share of Common Stock:

     Net income per share of common stock is computed on the basis of the number of shares outstanding.

  Reclassifications:

     Certain prior period amounts have been reclassified to conform to the current period presentation.

                              CENTRAL BANK OF TAMPA
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000



NOTE 2 - INVESTMENT SECURITIES

     Investment  securities  have been classified in the statements of financial
     condition  according  to  management's   intent.  The  carrying  amount  of
     securities and their approximate fair values were as follows:

                                                                                       Gross             Gross
                                                                    Amortized       Unrealized        Unrealized           Fair
                                                                      Cost             Gains            Losses             Value
                                                                    ---------       ----------        ----------          -------
       Available For Sale:

         December 31, 2001 -
           U.S. Treasury and agency securities                  $      5,578,936  $       222,553  $        (42,135)  $    5,759,354
           Mortgage-backed securities                                 28,701,247          498,252          (161,292)      29,038,207
           Municipal securities                                       40,467,299          930,511          (233,187)      41,164,623
                                                                ----------------  ---------------  ----------------   --------------

                                                                $     74,747,482  $     1,651,316  $       (436,614)  $   75,962,184
                                                                ================  ===============  ================   ==============

         December 31, 2000 -
           U.S. Treasury and agency securities                  $     10,088,968  $       118,880  $        (34,295)  $   10,173,553
           Mortgage-backed securities                                 27,001,617          435,537           (62,748)      27,374,406
           Municipal securities                                       40,936,338        1,239,146           (29,538)      42,145,946
                                                                ----------------  ---------------  ----------------   --------------

                                                                $     78,026,923  $     1,793,563  $       (126,581)  $   79,693,905
                                                                ================  ===============  ================   ==============

     Included in mortgage-backed securities are investments in collateralized mortgage obligations ("CMOs") with an amortized cost and fair value of approximately $ 1,112,900 and $ 1,118,600 at December 31, 2001 and $ 5,990,900 and $ 5,950,600 at December 31, 2000, respectively. The effective yield on CMOs was 6.05% and 6.04% at December 31, 2001 and 2000, respectively.

     Realized gains and losses on the sale of available-for-sale securities amounted to $ 174,046 and $ -0-, respectively, in 2001. There were no realized gains or losses on the sale of available-for-sale securities in 2000.

     The scheduled maturities of securities available for sale at December 31, 2001, by contractual maturity are summarized below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                              CENTRAL BANK OF TAMPA
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000



NOTE 2 - INVESTMENT SECURITIES (Continued)

                                              Amortized           Fair
                                                Cost              Value
                                              ---------           -----

         Due in one year or less          $            -0-   $          -0-
         Due from one to five years              4,488,229        4,710,782
         Due from five to ten years              1,244,011        1,280,516
         Due after ten years                    40,313,995       40,932,679
         Mortgage-backed securities             28,701,247       29,038,207
                                          ----------------   --------------

                                          $     74,747,482   $   75,962,184
                                          ================   ==============

     Investment securities, with a carrying value of approximately $ 17,894,000 and $ 27,886,000, at December 31, 2001 and 2000, respectively, were pledged to secure public deposits, other borrowings and for other purposes required or permitted by law. In addition, nontaxable interest income on municipal securities amounted to approximately $ 2,235,100 and $ 2,232,100 for the years ended December 31, 2001 and 2000, respectively.


NOTE 3 - LOANS RECEIVABLE

     The components of loans in the statements of financial condition were as follows:

                                               2001             2000
                                             --------         --------

         Real estate                   $     73,463,262  $    73,241,877
         Commercial                          22,420,727       18,664,998
         Consumer                             3,256,844        3,360,400
         Credit card                            705,186          796,205
                                       ----------------  ---------------
                                             99,846,019       96,063,480
         Allowance for loan losses           (1,318,236)      (1,726,873)
                                       ----------------  ---------------

         Loans receivable, net         $     98,527,783  $    94,336,607
                                       ================  ===============


     The Bank grants real estate, commercial, and consumer loans in the State of Florida with its primary concentration being in Hillsborough County, Florida. Although the Bank's loan portfolio is diversified, a significant portion of its loans are secured by real estate.

                              CENTRAL BANK OF TAMPA
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000



NOTE 3 - LOANS RECEIVABLE (Continued)

     Loans with carrying values of approximately $ 3,999,100 and $ -0- were transferred to foreclosed real estate in 2001 and 2000, respectively. In addition, the Bank financed approximately $ 2,075,000 and $ -0- in 2001 and 2000, respectively, on sales of foreclosed real estate.

       An analysis of the change in the allowance for loan losses follows:

                                                      2001              2000
                                                    --------          --------

           Balance at January 1               $      1,726,873  $     1,774,319
                                              ----------------  ---------------

             Loans charged off                        (578,016)        (163,968)
             Recoveries                                109,379          116,522
                                              ----------------  ---------------
               Net loans charged-off                  (468,637)         (47,446)

             Provision for loan losses                  60,000              -0-
                                              ----------------  ---------------

           Balance at December 31             $      1,318,23   $     1,726,873
                                              ===============   ===============

     Impairment of loans having a recorded investment of $ 109,888 and $ 68,957 at December 31, 2001 and 2000, respectively, has been recognized in conformity with Statement of Financial Accounting Standards No. 114, (as amended by No. 118), Accounting by Creditors for Impairment of a Loan. The average recorded investment in such impaired loans during 2001 and 2000 was approximately $ 89,400 and $ 104,000, respectively. The total allowance for loan losses related to these loans was $ 109,888 and $ 68,957 at December 31, 2001 and 2000, respectively. Interest income on impaired loans is recorded only when received.

     The Bank is not committed to lend additional funds to debtors whose loans have been modified.

     Loans on which the accrual of interest has been discontinued or reduced, for which impairment had not been recognized, amounted to approximately $ 208,200 and $ 4,884,000 at December 31, 2001 and 2000, respectively. If interest on these loans had been accrued, such income would have approximated $ 15,320 in 2001 and $ 549,000 in 2000. Interest income on these loans is recorded only when received.

                              CENTRAL BANK OF TAMPA
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000



NOTE 4 - PREMISES AND EQUIPMENT

     Components of premises and equipment included in the statements of financial condition were as follows:

                                                                         2001              2000
                                                                        ------            ------

         Land                                                      $      3,650,268  $     3,650,268
         Bank premises and improvements                                   5,365,757        5,365,757
         Furniture, fixtures and equipment                                2,865,652        2,874,705
         Leasehold improvements                                              91,910          127,973
                                                                   ----------------  ---------------
                                                                         11,973,587       12,018,703
         Less:  Accumulated depreciation and amortization                (3,353,586)      (3,071,964)
                                                                   ----------------  ---------------

                                                                   $      8,620,001  $     8,946,739
                                                                   ================  ===============

     Depreciation and amortization expense charged to operations amounted to $ 359,612 in 2001 and $ 412,999 in 2000.


NOTE 5 - TIME DEPOSITS

     The aggregate amount of time deposits at December 31, each with a minimum denomination of $ 100,000 were approximately $ 38,097,000 in 2001 and $ 32,772,500 in 2000.

     At December 31, 2001, the scheduled maturities of time deposits were as follows:

                  2002              $     71,805,792
                  2003                     4,665,814
                  2004                       904,800
                  2005                       573,240
                  2006                       237,685
                                    ----------------

                                    $     78,187,331
                                    ================

                              CENTRAL BANK OF TAMPA
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000


NOTE 6 - OTHER BORROWED FUNDS

     Other borrowed funds consist of Federal Home Loan Bank advances, treasury tax and loan deposits, and customer repurchase agreements. At December 31, other borrowed funds were as follows:

                                                    2001             2000
                                                  --------         --------

         Federal Home Loan Bank advances        $   11,000,000  $   15,440,000
         Treasury, tax and loan deposits               313,690       1,274,444
         Customer repurchase agreements              3,011,603       1,364,370
                                                --------------  --------------

                                                $   14,325,293  $   18,078,814
                                                ==============  ==============


     At December 31, 2001 and 2000, the Bank had an advance from the FHLB amounting to $ 11,000,000 and $ 15,440,000, respectively. At December 31, 2001, the advance bears interest at 1.83%, which floats daily and matures December 2002. The advance is secured by FHLB stock, certain investment securities and a blanket lien on the Bank's 1-4 residential mortgage loans. Based on its investment in the FHLB at December 31, 2001, the Bank may borrow up to approximately $ 22 million, subject to availability of qualifying collateral.


NOTE 7 - STOCKHOLDERS' EQUITY

     The Bank is subject to certain restrictions on the amount of dividends that it may declare without regulatory approval.

                              CENTRAL BANK OF TAMPA
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000



NOTE 8 - INCOME TAXES

       The provision for income taxes consists of the following:

                                                   2001              2000
                                                 --------          --------

         Current tax provision:
           Federal                            $      917,859    $     679,820
           State                                     289,595          228,409
                                              --------------    -------------
                                                   1,207,454          908,229
         Deferred federal expense (benefit)           47,700          (64,700)
                                              --------------    -------------

                                              $    1,255,154    $     843,529
                                              ==============    =============

     The provision for income taxes differs from that computed by applying the statutory federal income tax rate to income before income taxes as follows:

                                                     2001              2000
                                                   --------          --------

         Tax based on statutory rate            $    1,792,984   $   1,561,019
         State tax, net of federal benefit             191,133         150,750
         Tax-exempt interest income                   (759,050)       (758,914)
         Over-accrual of prior year taxes              (35,456)        (96,070)
         Other, net                                     65,543         (13,256)
                                                --------------   -------------

                                                $    1,255,154   $     843,529
                                                ==============   =============

     Deferred tax assets and liabilities included in the statements of financial condition were as follows:

                                                     2001              2000
                                                   -------           --------
         Deferred tax assets:
           Allowance for loan losses            $     363,034   $      407,934
           Other                                       85,825           70,933
                                                -------------   --------------
                                                      448,859          478,867
                                                -------------   --------------

         Deferred tax liabilities:
           Net unrealized appreciation on
              available-for-sale securities          (473,734)        (566,774)
           Depreciation                              (162,859)        (145,167)
                                                -------------   --------------
                                                     (636,593)        (711,941)
                                                -------------   --------------

             Net deferred tax liability         $    (187,734)  $     (233,074)
                                                =============   ==============

                              CENTRAL BANK OF TAMPA
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000



NOTE 9 - EMPLOYEE BENEFIT PLANS

     The Bank has a 401(k) defined contribution plan that covers all employees over age 21 with one year of service. Contributions to the plan are based on 50% of the participants' contributions, not to exceed 2% of any participant's annual compensation. Contributions to the plan amounted to approximately $ 23,800 in 2001 and $ 24,300 in 2000.

     The Bank has an Employee Stock Ownership Plan ("ESOP"). At December 31, 2001 and 2000, the ESOP owned 20,901 shares of the Bank's common stock. Contributions to the plan amounted to $ 120,000 in 2001 and 2000.

     During 1997, the ESOP borrowed $ 500,000 from a bank with the proceeds used to purchase 13,785 shares of the Bank's common stock. At December 31, the outstanding loan balance amounted to $ 75,065 in 2001 and $ 183,317 in 2000. The Bank makes cash contributions to the ESOP to enable it to make payments on the ESOP loan. For financial statement purposes, the ESOP obligation has been reflected as a liability and as a reduction of stockholders' equity. As principal payments on the loan are made, the aforementioned liability is reduced and stockholders' equity increased by such payments. The note bears interest at prime + 1% with monthly principal and interest payments of $ 10,000, matures April 2002, and is secured by 18,914 shares of the Bank's common stock owned by the ESOP.

     In addition to the above plans, The Bank has a Salary Continuation Plan ("SCP") that is a non-qualified, executive benefit plan, which provides certain designated executive officers additional benefits in the future, usually at retirement, in return for continued satisfactory performance by the executive. The plan is funded through life insurance policies. The cash surrender value and net interest earned on the related policies amounted to $ 749,033 and $ 38,612, respectively, as of and for the year ended December 31, 2001, and $ 710,421 and $ 38,206, respectively, as of and for the year ended December 31, 2000. Additionally, the Bank has recorded a liability as of December 31, 2001 and 2000, amounting to $ 62,920 and $ 50,829, respectively, for the present value of the future benefits to be paid under the SCP. Expense related to the SCP amounted to approximately, $ 12,100 in 2001 and $ 10,700 in 2000.


NOTE 10 - COMMITMENTS AND CONTINGENCIES

  Financial Instruments:

     The Bank is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and letters of credit. These instruments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the statements of financial condition.

                              CENTRAL BANK OF TAMPA
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000



NOTE 10 - COMMITMENTS AND CONTINGENCIES (Continued)

  Financial Instruments (Continued):

     The Bank's exposure to credit loss is represented by the contractual amount of these commitments. The Bank follows the same credit policies in making commitments as it does for on-balance-sheet instruments.

     At December 31, the following financial instruments were outstanding whose contract amounts represent credit risk:

                                                       2001            2000
                                                     --------        --------

         Commitments to extend credit          $   27,663,230  $    12,880,552
                                               ==============  ===============

         Credit card arrangements              $    1,659,159  $     1,964,914
                                               ==============  ===============

         Letters of credit                     $      560,470  $       550,810
                                               ==============  ===============

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if deemed necessary by the Bank is based on management's credit evaluation of the customer.

     Unfunded commitments under credit card arrangements are commitments for possible future extensions of credit to existing customers. These lines of credit are usually uncollateralized and usually do not contain a specified maturity date and may not be drawn upon to the total extent to which the Bank is committed.

     Letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank generally holds collateral for those commitments for which collateral is deemed necessary.

     The Bank has not incurred any losses on its commitments in 2001.

  Other:

     Various legal claims arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on the Bank's financial statements.

                              CENTRAL BANK OF TAMPA
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000



NOTE 10 - COMMITMENTS AND CONTINGENCIES (Continued)

  Unused Lines of Credit:

     The Bank has unsecured federal funds lines of credit with other financial institutions enabling the Bank to borrow up to $ 8,000,000, with interest determined at the time of any advance. The arrangements are reviewed annually for renewal of the credit lines.


NOTE 11 - CONCENTRATIONS

     At various times throughout the year the Bank maintains cash balances with other financial institutions which exceed federally insured limits of $
     100,000. The Bank monitors the capital adequacy of these financial institutions on a quarterly basis.


NOTE 12 - RELATED PARTY TRANSACTIONS

     The Bank has entered into transactions with its directors, significant stockholders, and their affiliates (related parties). The aggregate amount of loans to such related parties at December 31, 2001 and 2000, was approximately $ 105,570 and $ 87,600, respectively. Also, certain related parties maintain deposit balances with the Bank in the aggregate amount of approximately $ 1,698,100 and $ 1,741,800, at December 31, 2001 and 2000,
     respectively.

     Fees paid to a related party for various legal services provided to the Bank amounted to approximately $ 98,000 in 2001 and $ 84,000 in 2000.


NOTE 13 - REGULATORY MATTERS

     The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2001, that the Bank meets all capital adequacy requirements to which it is subject.

                              CENTRAL BANK OF TAMPA
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000



NOTE 13 - REGULATORY MATTERS (Continued)

     As of December 31, 2001, the most recent notification that the Bank had received from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category. The Bank's actual capital amounts and ratios as of December 31, 2001 and 2000 are presented in the table below:

                                                                                                                  Minimum
                                                                                                                 To Be Well
                                                                                    Minimum                   Capitalized Under
                                                                                    Capital                   Prompt Corrective
                                                  Actual                          Requirement                 Action Provisions
                                        -----------------------------    ----------------------------     --------------------------
                                             Amount          Ratio           Amount           Ratio         Amount           Ratio

       As of December 31, 2001:
         Total Capital
           (to Risk Weighted Assets)   $     26,816,360        19.14%    $    11,207,120         8.0%     $  14,008,900        10.0%
         Tier I Capital
           (to Risk Weighted Assets)   $     25,608,012        18.28%    $     5,603,560         4.0%     $   8,405,340         6.0%
         Tier I Capital
           (to Average Assets)         $     25,608,012        12.88%    $     7,954,623         4.0%     $   9,943,279         5.0%

       As of December 31, 2000:
         Total Capital
           (to Risk Weighted Assets)   $     24,330,888        18.45%    $    10,550,800         8.0%     $  13,188,500        10.0%
         Tier I Capital
           (to Risk Weighted Assets)   $     22,682,325        17.20%    $     5,275,400         4.0%     $   7,913,100         6.0%
         Tier I Capital
           (to Average Assets)         $     22,682,325        11.62%    $     7,806,192         4.0%     $   9,757,740         5.0%


NOTE 14 - FAIR VALUES OF FINANCIAL INSTRUMENTS

     The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there is no quoted market prices for the Bank's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate used, including the estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments, excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Bank.

                              CENTRAL BANK OF TAMPA
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000



NOTE 14 - FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

     The following methods and assumptions were used by the Bank in estimating fair values of financial instruments as disclosed herein:

     Cash  and  cash  equivalents.   The  carrying  amounts  of  cash  and  cash
     equivalents approximate their fair value.

     Available-for-sale  securities.  Fair  values  for  securities,   excluding
     Federal Home Loan Bank stock, are based on quoted market prices. The carrying value of Federal Home Loan Bank stock approximates fair value based on the redemption provisions of the Federal Home Loan Bank.

     Loans receivable. For variable-rate loans that reprice frequently and have no significant change in credit risk, fair values are based on carrying values. Fair values for real estate and commercial loans are estimated using discounted cash flow analyses using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for non-performing loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable. The carrying amounts of credit card and other consumer loans approximate their fair value.

     Deposit liabilities. The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The carrying amounts of variable-rate, fixed-term certificates of deposit ("CDs") approximate their fair values at the reporting date. Fair values for fixed-rate CDs are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

     Other borrowed funds. The carrying amounts of other borrowed funds approximate their fair value.

     Accrued interest. The carrying amounts of accrued interest approximate their fair values.

     Off balance-sheet instruments. Fair values for off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standings. The estimated fair value for these instruments was insignificant at December 31, 2001 and 2000.

                              CENTRAL BANK OF TAMPA
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000



NOTE 15 - FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

     The estimated fair values and related carrying amounts of the Bank's financial instruments at December 31 were as follows:


                                                                              2001                                2000
                                                               ---------------------------------   ---------------------------------
                                                                    Carrying           Fair            Carrying            Fair
                                                                     Amount            Value            Amount             Value
       Financial assets:

         Cash and cash equivalents                              $     14,057,937  $    14,057,937  $     12,101,165   $   12,101,165
         Securities available-for-sale                                75,962,184       75,962,184        79,693,905       79,693,905
         Federal Home Loan Bank stock                                    875,000          875,000           875,000          875,000
         Loans receivable                                             98,527,783      100,961,090        94,336,607       93,930,919
         Accrued interest receivable                                   1,507,809        1,507,809         1,643,923        1,643,923

       Financial liabilities:

         Deposits                                                    158,899,364      159,040,340       155,874,885      155,894,502
         Accrued interest payable                                        300,375          300,375           411,940          411,940
         Other borrowed funds                                         14,325,293       14,325,293        18,078,814       18,078,814
         ESOP note payable                                                75,065           75,065           183,317          183,317



                                                                      APPENDIX A












                          AGREEMENT AND PLAN OF MERGER


                                     Between


                         THE SOUTH FINANCIAL GROUP, INC.


                                 MERCANTILE BANK


                                       and


                              CENTRAL BANK OF TAMPA



                           Dated as of October 2, 2002

                          AGREEMENT AND PLAN OF MERGER

         AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated as of October 2, 2002, between The South Financial Group, Inc., a South Carolina corporation ("TSFG"), Mercantile Bank, a Florida corporation and wholly-owned banking subsidiary of TSFG ("Mercantile") and Central Bank of Tampa, a Florida corporation ("CBT").

                                    RECITALS

         The Boards of Directors of TSFG, Mercantile and CBT have determined that it is in the best interests of their respective companies and their shareholders to consummate the business combination transaction provided for herein in which CBT will, subject to the terms and conditions set forth herein, merge (the "Merger") with and into Mercantile.

         The parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

                                    AGREEMENT

         In consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:


                                    ARTICLE I

                         DEFINITIONS AND INTERPRETATION

         1.1 Definitions. The following terms shall have the indicated definitions.
         Articles of Merger. The articles of merger complying with the FBCA reflecting the merger of CBT with and into Mercantile.
         Acquisition Proposal. Any tender offer or exchange offer or any proposal for a merger, reorganization, consolidation, share exchange, recapitalization, liquidation, dissolution or other business combination involving CBT or any proposal or offer to acquire a substantial equity interest in, or a substantial portion of the assets of, CBT, other than the transaction contemplated by this Agreement.
         BHC Act. The Bank Holding Company Act of 1956, as amended.
         CBT Common Stock. The common stock, par value $5.00 per share, of CBT. CBT Stock Certificate. A certificate, which previous to the Merger represented any shares of CBT Common Stock.
         DPC Shares. Shares held by CBT, TSFG or any of TSFG's Subsidiaries in respect of a debt previously contracted.
         Effective Time. The effective time of the Merger, specified in the Articles of Merger.
         Environmental Laws. Applicable federal, state and local laws, including common law, regulations and ordinances, and all applicable decrees, orders and contractual obligations relating to pollution or the discharge of, or exposure to, Hazardous Materials in the environment or workplace.
         ERISA. The Employee Retirement Income Security Act of 1974, as amended. Exchange Act. The Securities Exchange Act of 1934, as amended.
         Exchange Agent. Registrar & Transfer Company or the successor stock transfer agent of TSFG, which shall be responsible for the exchange of the Merger Consideration for the CBT Common Stock.
         Exchange Ratio. The Per Share Merger Consideration expressed as a ratio of TSFG Common Stock to CBT Common Stock.
         Fair Market Value. The average of the last reported sale price per share of the TSFG Common Stock as reported on the NASDAQ/NMS (as reported in the Wall Street Journal or another mutually agreeable authoritative source) for the ten consecutive trading days ending on the second trading day immediately prior to closing, provided, however, that the Fair Market Value shall never be deemed to be less than $15.00 per share or more than $25.00 per share (and in the event that such ten trading day average is less than $15.00 or greater than $25.00, then the Fair Market Value shall be deemed to be either $15.00 or $25.00 as applicable).
         FBCA. The Florida Business Corporation Act, as amended.
         FDIC. The Federal Deposit Insurance Corporation.
         Federal Reserve Board. The Board of Governors of the Federal Reserve System.
         GAAP. Generally accepted accounting principles consistently applied during the periods involved.
         Governmental Entity. Any court, administrative agency or commission or other governmental authority or instrumentality.
         Hazardous Materials. Any chemicals, pollutants, contaminants, wastes, toxic substances, petroleum or other regulated substances or materials.
         IRS. The Internal Revenue Service.
         Loan Property. Any property in which CBT holds a security interest, and, where required by the context, such term means the owner or operator of such property.
         Material Adverse Effect. With respect to TSFG or CBT, as the case may be, a material adverse effect on (i) the business, results of operations or financial condition of such party and its Subsidiaries taken as a whole, other than any such effect attributable to or resulting from (v) any change in banking or similar laws, rules or regulations of general applicability or interpretations thereof by courts or governmental authorities, (w) any change in GAAP or regulatory accounting principles applicable to banks, thrifts or their holding companies generally, (x) changes attributable to or resulting from changes in general economic conditions, including changes in the prevailing level of interest rates, or (y) any action or omission of the parties taken with the prior written consent of the other parties hereto or (ii) the ability of the parties to consummate the transactions contemplated hereby.
         Merger Consideration. The aggregate number of shares of TSFG Common Stock issuable by TSFG upon conversion of the CBT Common Stock as provided herein, which shall be equal to $68,000,000 divided by the Fair Market Value.
         Participation Facility. Any facility in which CBT participates in the management and, where required by the context, such term means the owner or operator of such facility.
         Per Share Merger Consideration. A number of shares of TSFG Common Stock equal to the Merger Consideration divided by the total number of shares of CBT Common Stock outstanding at Closing, excluding any shares of CBT to be cancelled pursuant to Section 2.4(d) hereof (rounded to three decimal places).
         Regulatory   Agencies.   The  Federal  Reserve  Board,  the  FDIC,  any
applicable state banking commissions or any other state bank regulatory authority and any applicable self-regulatory organization with jurisdiction over the parties hereto or transactions contemplated herein.
         Rights. Subscriptions, options, warrants, calls, commitments or agreements of any character to purchase capital stock.
         SEC. The Securities and Exchange Commission.
         Subsidiary. The word "Subsidiary" (1) when used with respect to CBT shall mean any corporation, partnership or other organization, whether incorporated or unincorporated, which is consolidated with such party for financial reporting purposes, and (2) when used with respect to TSFG shall mean each Subsidiary of TSFG that is a "Significant Subsidiary" within the meaning of Rule 1-02 of Regulation S-X of the SEC.
         Superior  Proposal.  With  respect  to  CBT,  any  written  Acquisition
Proposal made by a person other than TSFG which is for (i) (a) a merger, reorganization, consolidation, share exchange, business combination, recapitalization or similar transaction involving CBT, (b) a sale, lease, exchange, transfer, or other disposition of at least 50% of the assets of CBT, in a single transaction or a series of related transactions, or (c) the acquisition, directly or indirectly, by a person of beneficial ownership of 50% or more of CBT Common Stock whether by merger, consolidation, share exchange, business combination, tender, or exchange offer or otherwise, and (ii) which is otherwise on terms which the Board of Directors of CBT in good faith concludes (after consultation with its financial advisors and outside counsel), taking into account, among other things, all legal, financial, regulatory, and other aspects of the proposal and the person making the proposal, (a) would, if consummated, result in a transaction that is more favorable to its stockholders (in their capacities as stockholders), from a financial point of view, than the transactions contemplated by this Agreement and (b) is reasonably capable of being completed.
         Surviving Corporation. The surviving corporation to the Merger, which shall be Mercantile.
         Taxes. Taxes shall mean all taxes, charges, fees, levies, penalties or other assessments imposed by any United States federal, state, local or foreign taxing authority, including, but not limited to income, excise, property, sales, transfer, franchise, payroll, withholding, social security or other taxes, including any interest, penalties or additions attributable thereto.
         Tax Return. Any return, report, information return or other document (including any related or supporting information) with respect to Taxes.
         Trust Account Shares. Shares of CBT Common Stock or TSFG Common Stock held directly or indirectly in trust accounts, managed accounts and the like or otherwise held in a fiduciary capacity for the benefit of third parties.
         TSFG Common Stock. The common stock, par value $1.00 per share, of TSFG.

       1.2 Terms Defined Elsewhere. The capitalized terms set forth below are defined in the following sections:
         "Acquisition Agreement"                          Section 9.1(g)
         "Agreement"                                      Preamble
         "Benefit Agreements                              Section 7.8(c)
         "CBT"                                            Preamble
         "CBT Contract"                                   Section 4.15(a)
         "CBT Director"                                   Section 7.11
         "CBT Disclosure Schedule"                        Section 3.1
         "CBT Financial Statements"                       Section 4.7
         "Closing"                                        Section 10.1
         "Closing Date"                                   Section 10.1
         "Code"                                           Section 2.3
         "Dissenting Shareholders"                        Section 2.10
         "Dissenting Shares"                              Section 2.10
         "ERISA Affiliate"                                Section 4.12(a)
         "Exchange Fund"                                  Section 2.8
         "Injunction"                                     Section 8.1(e)
         "Loans"                                          Section 4.20(a)
         "Maximum Amount"                                 Section 7.9
         "Mercantile"                                     Preamble
         "Merger"                                         Recitals
         "Plans"                                          Section 4.12(a)
         "Proxy Statement/Prospectus"                     Section 4.4
         "Regulatory Agreement"                           Section 4.16
         "Representatives"                                Section 7.3(a)
         "Requisite Regulatory Approvals"                 Section 8.1(c)
         "S-4"                                            Section 4.13
         "Sheshunoff"                                     Section 4.8
         "State Banking Approvals"                        Section 4.4
         "Termination Fee Amount"                         Section 9.2(b)
         "TSFG"                                           Preamble
         "TSFG's Counsel"                                 Section 8.2(d)
         "TSFG Disclosure Schedule"                       Section 3.1
         "TSFG Financial Statements                       Section 5.7
         "TSFG Preferred Stock"                           Section 5.2
         "TSFG Reports"                                   Section 5.5

        1.3 Interpretation. When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation". The phrases "the date hereof" and terms of similar import, unless the context otherwise requires, shall be deemed to refer to October 2, 2002. No provision of this Agreement shall be construed to require CBT, TSFG or any of their respective affiliates to take any action that would violate any applicable law (including common law), rule or regulation.


                                   ARTICLE II

                                 PLAN OF MERGER

       2.1 The Merger. Subject to the terms and conditions of this Agreement, in accordance with the FBCA, at the Effective Time, CBT shall merge with and into Mercantile. Mercantile shall be the Surviving Corporation, and shall continue its corporate existence under the laws of the State of Florida. The name of the Surviving Corporation shall continue to be "Mercantile Bank." Upon consummation of the Merger, the separate corporate existence of CBT shall terminate.

       2.2 Effective Time and Effects of the Merger. Subject to the provisions of this Agreement, on the Closing Date, the Articles of Merger shall be duly prepared, executed and delivered for filing with the Secretary of State of the State of Florida. The Merger shall become effective at the Effective Time. At and after the Effective Time, the Merger shall have the effects set forth in the FBCA.

       2.3 Tax Consequences. It is intended that the Merger shall constitute a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code") and that this Agreement shall constitute a plan of reorganization for the purposes of Section 368 of the Code.

       2.4 Conversion of CBT Common Stock.
         (a) At the Effective Time, subject to Section 2.9(e), each share of CBT Common Stock issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares and shares of CBT Common Stock held directly or indirectly by CBT, TSFG or any of TSFG's Subsidiaries (except for Trust Account Shares and DPC Shares)) shall, by virtue of this Agreement and without any action on the part of the holder thereof, be converted into and exchangeable for the right to receive, the Per Share Merger Consideration.
         (b) All of the shares of CBT Common Stock converted into the Per Share Merger Consideration pursuant to this Article II shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of CBT Stock Certificates shall thereafter cease to have any rights with respect to such securities, except the right to receive for each share (i) the Per Share Merger Consideration, (ii) any dividends and other distributions in accordance with Section 2.9(b) hereof, and (iii) any cash in lieu of fractional shares pursuant to Section 2.9(e).
         (c) If, between the date hereof and the Effective Time, the shares of TSFG Common Stock shall be changed into a different number or class of shares by reason of any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, or a stock dividend thereon shall be declared with a record date within such period, appropriate adjustments shall be made to the Exchange Ratio.
         (d) At the Effective Time, all shares of CBT Common Stock that are owned directly or indirectly by CBT, TSFG or any of TSFG's Subsidiaries (other than Trust Account Shares and DPC Shares) shall be cancelled and shall cease to exist and no stock of TSFG, cash or other consideration shall be delivered in exchange therefor. All shares of TSFG Common Stock that are owned by CBT (other than Trust Account Shares and DPC Shares) shall be cancelled.

       2.5 TSFG Common Stock. Except for shares of TSFG Common Stock owned by CBT (other than Trust Account Shares and DPC Shares), which shall be cancelled as contemplated by Section 2.4 hereof, the shares of TSFG Common Stock issued and outstanding immediately prior to the Effective Time shall be unaffected by the Merger and such shares shall remain issued and outstanding.

       2.6 Articles of Incorporation and Bylaws. At the Effective Time, the Articles of Incorporation of Mercantile, as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation of the Surviving Corporation. At the Effective Time, the Bylaws of Mercantile, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter amended in accordance with applicable law.

       2.7 Directors and Executive Officers. At and after the Effective Time, the directors of Mercantile shall consist of all of the directors of Mercantile serving immediately prior to the Effective Time and the additional person who shall become a director of Mercantile in accordance with Section 7.11 hereof, each to hold office in accordance with the Articles of Incorporation and Bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified. The executive officers of Mercantile immediately prior to the Effective Time shall be the officers of the Surviving Corporation, each to hold office in accordance with the Articles of Incorporation and Bylaws of the Surviving Corporation until their respective successors are duly elected or appointed and qualified.

       2.8 TSFG to Make Shares Available. As promptly as reasonable after the Effective Time (with due consideration to deadlines set forth in Section 2.9(a)), TSFG shall deposit, or shall cause to be deposited with the Exchange Agent, for exchange in accordance with this Article II, (i) certificates representing the shares of TSFG Common Stock to be issued pursuant to Section
2.4 and Section 2.9(a) in exchange for outstanding shares of CBT Common Stock, and (ii) the cash in lieu of fractional shares to be paid in accordance with
Section 2.9(e) hereof. Such cash and certificates for shares of TSFG Common Stock, together with any dividends or distributions with respect thereto, are hereinafter referred to as the "Exchange Fund."

       2.9 Exchange of Shares.
         (a) On the tenth business day prior to the Effective Time, or as soon thereafter as practicable, or otherwise as may be agreed upon by the parties, the Exchange Agent shall mail to each holder of record of CBT Stock Certificates at the Effective Time, a form letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the CBT Stock Certificates shall pass, only upon delivery of the CBT Stock Certificates, to the Exchange Agent) and instructions for use in effecting the surrender of the CBT Stock Certificates in exchange for Merger Consideration. CBT shall have the right to review both the letter of transmittal and the instructions prior to the Effective Time and provide reasonable comments thereon. Upon surrender of CBT Stock Certificates for exchange and cancellation to the Exchange Agent, together with a properly executed letter of transmittal, the holder of such CBT Stock Certificates shall be entitled to receive in exchange therefor (x) a certificate representing that number of whole shares of TSFG Common Stock which such holder of CBT Common Stock became entitled to receive pursuant to the provisions of
Article II hereof and (y) a check representing the amount of cash in lieu of fractional shares, if any, which such holder has the right to receive in respect of the CBT Stock Certificates, as provided in Section 2.9(e), and the CBT Stock Certificates so surrendered shall forthwith be cancelled. No interest will be paid or accrued on the cash in lieu of fractional shares or the unpaid dividends and distributions, if any, payable to holders of CBT Stock Certificates.
         (b) No dividends or other distributions declared after the Effective Time with respect to TSFG Common Stock and payable to the holders of record thereof shall be paid to the holder of any unsurrendered CBT Stock Certificate until the holder thereof shall surrender such CBT Stock Certificate in accordance with this Article II. After the surrender of a CBT Stock Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of TSFG Common Stock represented by such CBT Stock Certificate.

         (c) If any certificate representing shares of TSFG Common Stock is to be issued in a name other than that in which the CBT Stock Certificate surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the CBT Stock Certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other taxes required by reason of the issuance of a certificate representing shares of TSFG Common Stock in any name other than that of the registered holder of the CBT Stock Certificate surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.
         (d) After the Effective Time, there shall be no transfers on the stock transfer books of CBT of the shares of CBT Common Stock which were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, CBT Stock Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for certificates representing shares of TSFG Common Stock, as provided in this Article II.
         (e) Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of TSFG Common Stock shall be issued upon the surrender for exchange of CBT Stock Certificates, no dividend or distribution with respect to TSFG Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of TSFG. In lieu of the issuance of any such fractional share, TSFG shall pay to each former stockholder of CBT who otherwise would be entitled to receive a fractional share of TSFG Common Stock an amount in cash determined by multiplying (i) the Fair Market Value by (ii) the fraction of a share of TSFG Common Stock which such holder would otherwise be entitled to receive pursuant to Section 2.4 hereof.
         (f) Any portion of the Exchange Fund that remains unclaimed by the stockholders of CBT for twelve months after the Effective Time shall be paid to TSFG. Any stockholders of CBT who have not theretofore complied with this
Article II shall thereafter look only to TSFG for payment of the Per Share Merger Consideration and/or the unpaid dividends and distributions on the TSFG Common Stock deliverable in respect of each share of CBT Common Stock such stockholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of TSFG, CBT, the Exchange Agent or any other person shall be liable to any former holder of shares of CBT Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.
         (g) In the event any CBT Stock Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such CBT Stock Certificate to be lost, stolen or destroyed and, if required by TSFG, the posting by such person of a bond in such amount as TSFG may direct as indemnity against any claim that may be made against it with respect to such CBT Stock Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed CBT Stock Certificate the Per Share Merger Consideration deliverable in respect thereof pursuant to this Agreement.

       2.10 Dissenter's Rights. Any holder of shares of CBT Common Stock who shall have exercised rights to dissent with respect to the Merger in accordance with the FBCA and who has properly exercised such shareholder's rights to demand payment of the "fair value" of the shareholder's shares (the "Dissenting Shares") as provided in the FBCA (the "Dissenting Shareholder") shall thereafter have only such rights, if any, as are provided a Dissenting Shareholder in accordance with the FBCA and shall have no rights to receive the Per Share Merger Consideration under Section 2.4 (provided, that nothing contained herein shall limit such Dissenting Shareholder's rights to the payment of all declared and unpaid dividends); provided, however, that if a Dissenting Shareholder shall fail to properly demand payment (in accordance with the FBCA) in conjunction with such appraisal or shall become ineligible for such appraisal, then such Dissenting Shareholder's Dissenting Shares automatically shall cease to be Dissenting Shares and shall be converted into and represent only the right to receive from the Surviving Corporation, upon surrender of the certificate representing the Dissenting Shares, the Per Share Merger Consideration provided for in Section 2.4 and declared and unpaid dividends as provided in Section 2.9(b).

                                   ARTICLE III

       DISCLOSURE SCHEDULES; STANDARDS FOR REPRESENTATIONS AND WARRANTIES

       3.1 Disclosure Schedules. Prior to the execution and delivery of this Agreement, CBT has delivered to TSFG, and TSFG has delivered to CBT, a schedule (in the case of CBT, the "CBT Disclosure Schedule," and in the case of TSFG, the "TSFG Disclosure Schedule") setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more of such party's representations or warranties contained in Article IV, in the case of CBT, or Article V, in the case of TSFG, or to one or more of such party's covenants contained in Article VI; provided, however, that notwith-standing anything in this Agreement to the contrary (a) no such item is required to be setforth in the Disclosure Schedule as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect under the standard established by
Section 3.2, and (b) the mere inclusion of an item in a Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by a party that such item represents a material exception or material fact, event or circumstance or that such item has had or would have a Material Adverse Effect (as defined herein) with respect to either CBT or TSFG, respectively.

       3.2 Standards. No representation or warranty of CBT contained in Article IV or of TSFG contained in Article V shall be deemed untrue or incorrect for any purpose under this Agreement, and no party hereto shall be deemed to have breached a representation or warranty for any purpose under this Agreement, in any case as a consequence of the existence or absence of any fact, circumstance or event unless such fact, circumstance or event, individually or when taken together with all other facts, circumstances or events inconsistent with any representations or warranties contained in Article IV, in the case of CBT, or
Article V, in the case of TSFG, has had or would have a Material Adverse Effect with respect to CBT or TSFG, respectively.


                                   ARTICLE IV

                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

        Subject to Article III, CBT hereby represents and warrants to TSFG as follows:

       4.1 Corporate Organization. (a) CBT is a corporation and a state-chartered non-member commercial bank duly organized, validly existing and in good standing under the laws of the State of Florida. CBT has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary. The Articles of Incorporation and Bylaws of CBT, copies of which have previously been made available to TSFG, are true and correct copies of such documents as in effect as of the date hereof. The deposit accounts of CBT are insured by the FDIC through the Savings Association Insurance Fund or the Bank Insurance Fund to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid when due. CBT has no, and since December 31, 1997 CBT has not had, any Subsidiaries. CBT neither owns nor controls, directly or indirectly 5% or more of the outstanding equity securities, either directly or indirectly, of any Person.
         (b) The minute books of CBT contain true and correct records of all meetings and other corporate actions held or taken since December 31, 1999 of its stockholders and Board of Directors (including committees of the Board of Directors).

       4.2 Capitalization. (a) The authorized capital stock of CBT consists of 800,000 shares of common stock, par value $5.00 per share. As of the date hereof, there are 329,118 shares of CBT Common Stock issued and outstanding and no shares of CBT Common Stock held by CBT as treasury stock. As of the date hereof, there were no shares of CBT Common Stock reserved for issuance for any reason or purpose. All of the issued and outstanding shares of CBT Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. CBT does not have and is not bound by any outstanding Rights calling for the purchase or issuance of any shares of CBT Common Stock or any other equity security of CBT or any securities representing the right to purchase or otherwise receive any shares of CBT Common Stock or any other equity security of CBT. On the date hereof, CBT has fewer than 300 shareholders of record.

       4.3 Authority. CBT has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of CBT. The Board of Directors of CBT has directed that this Agreement and the transactions contemplated hereby be submitted to CBT's stockholders for approval at a meeting of such stockholders and, except for the adoption of this Agreement by the requisite vote of CBT's stockholders, no other corporate proceedings on the part of CBT are necessary to approve this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by CBT and (assuming due authorization, execution and delivery by TSFG) this Agreement constitutes a valid and binding obligation of CBT, enforceable against CBT in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors' rights and remedies generally.

       4.4 Consents and Approvals. Except for (a) the filing with the SEC of the S-4, including the proxy statement/prospectus therein relating to the meeting of CBT's stockholders to be held in connection with the transactions contemplated herein (the "Proxy Statement/Prospectus") and the SEC's declaration of the effectiveness of the S-4, (b) the approval of this Agreement by the requisite vote of the stockholders of CBT, (c) the filing of applications and notices, as applicable, with the Federal Reserve Board under the BHC Act and with the FDIC under the Bank Merger Act, Federal Deposit Insurance Act and the rules and regulations of the FDIC, and approval of such applications and notices, (d) the filing of such applications, filings, authorizations, orders and approvals as may be required under applicable state law (the "State Banking Approvals") and
(e) any consents or approvals listed in Section 4.4 of the CBT Disclosure Schedule, no consents or approvals of or filings or registrations with any Governmental Entity or with any third party are required to be made by CBT in connection with (1) the execution and delivery by CBT of this Agreement and (2) the consummation by CBT of the Merger and the other transactions contemplated hereby. CBT is not a reporting company under Section 13 or 15(d) of the Exchange Act.

       4.5 No Violations. Except as may be set forth in Section 4.5 of the CBT Disclosure Schedule, neither the execution and delivery of this Agreement by CBT, nor the consummation by CBT of the transactions contemplated hereby, nor compliance by CBT with any of the terms or provisions hereof, will (i) violate any provision of the Articles of Incorporation or Bylaws of CBT, or (ii) assuming that the consents and approvals referred to in Section 4.4 hereof are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to CBT or any of its properties or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any lien, pledge, security interest, charge or other encumbrance upon any of the properties or assets of CBT under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which CBT is a party, or by which it or its properties or assets may be bound or affected.

       4.6 Regulatory Reports. CBT has timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that it was required to file since December 31, 1999 with the Regulatory Agencies and has paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Regulatory Agency in the regular course of the business of CBT, no Regulatory Agency has initiated any proceeding or, to the knowledge of CBT, investigation into the business or operations of CBT since December 31, 1999. There is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations of CBT.

       4.7 Financial Statements. CBT has previously made available to TSFG (1) copies of the balance sheets of CBT as of December 31 for the fiscal years 2000 and 2001, and the related statements of earnings, stockholders' equity and cash flows for the fiscal years 1999 through 2001, inclusive, accompanied by the audit report of Saltmarsh, Cleaveland & Gund, P.A., independent public accountants with respect to CBT, and (2) copies of unaudited balance sheets and the related statements of earnings, stockholders' equity and cash flows of CBT at and for the quarters ended March 31, 2002 and June 30, 2002, and will make available on or before November 14, 2002 copies of unaudited balance sheets and the related statements of earnings, stockholders' equity and cash flows of CBT at and for the quarter ended September 30, 2002 (collectively, the "CBT Financial Statements"). Subject, in the case of the unaudited statements, to recurring audit adjustments normal in nature and amount, the CBT Financial Statements fairly present the financial position of CBT as of the dates indicated therein, and when included in the Proxy Statement/Prospectus will fairly present the results of the operations and financial position of CBT for the respective fiscal periods or as of the respective dates therein set forth. Each of the CBT Financial Statements (including the related notes, where applicable) complies, and CBT's Financial Statements to be included in the Proxy Statement/Prospectus after the date hereof will comply, with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and each of such statements (including the related notes, where applicable) has been, and CBT's Financial Statements to be included in the Proxy Statement/Prospectus will be, prepared in accordance with GAAP, except as indicated in the notes thereto or, in the case of unaudited statements, as permitted by the SEC. The books and records of CBT have been, and are being, maintained in accordance with GAAP and any other applicable legal and accounting requirements.

       4.8 Broker's Fees. Neither CBT nor any of its officers or directors has employed any broker or finder or incurred any liability for any broker's fees, commissions or finder's fees in connection with any of the transactions contemplated by this Agreement, except that CBT has engaged, and will pay a fee or commission to, Alex Sheshunoff & Co. ("Sheshunoff") in accordance with the terms of a letter agreement between Sheshunoff and CBT, a true and correct copy of which has been previously made available by CBT to TSFG.

       4.9 Absence of Certain Changes or Events. (a) Except as may be set forth in Section 4.9(a) of the CBT Disclosure Schedule, since December 31, 2001 there has been no change or development or combination of changes or developments which, individually or in the aggregate, has had a Material Adverse Effect on CBT.
         (b) Except as may be set forth in Section 4.9(b) of the CBT Disclosure Schedule, since December 31, 2001 CBT has carried on its businesses in the ordinary course consistent with its past practices.
         (c) Except as may be set forth in Section 4.9(c) of the CBT Disclosure Schedule, since December 31, 2001 CBT has not (i) increased the wages, salaries, compensation, pension, or other fringe benefits or perquisites payable to any executive officer, employee, or director from the amount thereof in effect as of December 31, 2001, granted any severance or termination pay, entered into any contract to make or grant any severance or termination pay, or paid any bonus (except for salary increases and bonus payments made in the ordinary course of business consistent with past practices), (ii) suffered any strike, work stoppage, slow-down, or other labor disturbance, (iii) been a party to a collective bargaining agreement, contract or other agreement or understanding with a labor union or organization, or (iv) had any union organizing activities.

       4.10 Legal Proceedings. (a) Except as may be set forth in Section 4.10(a) of the CBT Disclosure Schedule, CBT is not a party to any, and there are no pending or, to CBT's knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against CBT or challenging the validity or propriety of the transactions contemplated by this Agreement.
         (b) Except as may be set forth in Section 4.10(b) of the CBT Disclosure Schedule, there is no injunction, order, judgment or decree imposed upon CBT or its assets.

       4.11 Taxes. Except as may be set forth in Section 4.11(a) of the CBT Disclosure Schedule, CBT has (i) duly and timely filed (including applicable extensions granted without penalty) all material Tax Returns (as hereinafter defined) required to be filed at or prior to the date hereof, and all such Tax Returns are true and correct, and (ii) paid in full or made adequate provision in the financial statements of CBT (in accordance with GAAP) for all material Taxes (as hereinafter defined) shown to be due on such Tax Returns. Except as set forth in Section 4.11(a) of the CBT Disclosure Schedule, (i) as of the date hereof CBT has not requested any extension of time within which to file any Tax Returns in respect of any fiscal year which have not since been filed and no request for waivers of the time to assess any Taxes are pending or outstanding, and (ii) as of the date hereof, with respect to each taxable period of CBT, the federal and state income Tax Returns of CBT have not been audited by the IRS or appropriate state tax authorities.

       4.12 Employees. (a) Section 4.12(a) of the CBT Disclosure Schedule sets forth a true and correct list of each deferred compensation plan, incentive compensation plan, equity compensation plan, "welfare" plan, fund or program (within the meaning of section 3(1) of ERISA; "pension" plan, fund or program (within the meaning of section 3(2) of ERISA); each employment, termination or severance agreement; and each other employee benefit plan, fund, program, agreement or arrangement, in each case, that is sponsored, maintained or contributed to or required to be contributed to by CBT, any of its Subsidiaries or by any trade or business, whether or not incorporated (an "ERISA Affiliate"), all of which together with CBT would be deemed a "single employer" within the meaning of Section 4001 of ERISA, for the benefit of any employee or former employee of CBT, any Subsidiary or any ERISA Affiliate (the "Plans") .
         (b) CBT has heretofore made available to TSFG with respect to each of the Plans true and correct copies of each of the following documents, if applicable: (i) the Plan document; (ii) the actuarial report for such Plan for each of the last two years, (iii) the most recent determination letter from the IRS for such Plan and (iv) the most recent summary plan description and related summaries of material modifications.
         (c) Except as may be set forth in Section 4.12(c) of the CBT Disclosure
Schedule: each of the Plans is in compliance with the applicable provisions of the Code and ERISA; each of the Plans intended to be "qualified" within the meaning of section 401(a) of the Code has received a favorable determination letter from the IRS; no Plan has an accumulated or waived funding deficiency within the meaning of section 412 of the Code; neither CBT nor any ERISA Affiliate has incurred, directly or indirectly, any liability to or on account of a Plan pursuant to Title IV of ERISA (other than PBGC premiums); to the knowledge of CBT no proceedings have been instituted to terminate any Plan that is subject to Title IV of ERISA; no "reportable event," as such term is defined in section 4043(c) of ERISA, has occurred with respect to any Plan (other than a reportable event with respect to which the thirty day notice period has been waived); and no condition exists that presents a material risk to CBT of incurring a liability to or on account of a Plan pursuant to Title IV of ERISA; no Plan is a multiemployer plan within the meaning of section 4001(a)(3) of ERISA and no Plan is a multiple employer plan as defined in Section 413 of the Code; and there are no pending, or to the knowledge of CBT, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any of the Plans or any trusts related thereto.

       4.13 CBT Information. The information relating to CBT which is provided to TSFG by CBT for inclusion in the registration statement on Form S-4 (the "S-4") in which the Proxy Statement/Prospectus will be included as a prospectus, or in any other document filed with any other regulatory agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Proxy Statement/Prospectus (to the extent it relates to CBT) will comply with the provisions of the Exchange Act and the rules and regulations thereunder.

       4.14 Compliance with Applicable Law. CBT holds, and has at all times held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of its businesses under and pursuant to all, and has complied with and is not in default in any respect under any, applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to CBT, and CBT has not received notice of any violations of any of the above.

       4.15 Certain Contracts. (a) Except as set forth in Section 4.15(a) of the CBT Disclosure Schedule, CBT is not a party to or bound by any contract (whether written or oral) (i) with respect to the employment of any directors, officers, employees or consultants, (ii) which, upon the consummation of the transactions contemplated by this Agreement, will (either alone or upon the occurrence of any additional acts or events) result in any payment or benefits (whether of severance pay or otherwise) becoming due, or the acceleration or vesting of any rights to any payment or benefits, from TSFG, CBT, the Surviving Corporation or any of their respective Subsidiaries to any officer, director, employee or consultant of CBT, (iii) which is a material contract (as defined in Item 601(b)(10) of Regulation S-K of the SEC) to be performed after the date hereof,
(iv) which is a consulting agreement (including data processing, software programming and licensing contracts) not terminable on 90 days or less notice involving the payment of more than $50,000 per annum, or (v) which materially restricts the conduct of any line of business by CBT. Each contract, arrangement, commitment or understanding of the type described in this Section 4.15(a), whether or not set forth in Section 4.15(a) of the CBT Disclosure Schedule, is referred to herein as a "CBT Contract". CBT has previously delivered or made available to TSFG true and correct copies of each contract, arrangement, commitment or understanding of the type described in this Section 4.15(a).
         (b)  Except  as set  forth in  Section  4.15(b)  of the CBT  Disclosure
Schedule, (i) each CBT Contract is valid and binding and in full force and effect, (ii) CBT has performed all obligations required to be performed by it to date under each CBT Contract, (iii) no event or condition exists which constitutes or, after notice or lapse of time or both, would constitute, a default on the part of CBT under any CBT Contract, and (iv) no other party to any CBT Contract is, to the knowledge of CBT, in default in any respect thereunder.

       4.16 Agreements with Regulatory  Agencies.  Except as may be set forth in
Section 4.16 of the CBT Disclosure Schedule, CBT is not subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, or has adopted any board resolutions at the request of (each, whether or not set forth on Section 4.16 of the CBT Disclosure Schedule, a "Regulatory Agreement"), any Regulatory Agency that restricts the conduct of its business or that in any manner relates to its capital adequacy, its credit policies, its management or its business, nor has CBT been advised by any Regulatory Agency that it is considering issuing or requesting any Regulatory Agreement.

       4.17 Environmental Matters. Except as may be set forth in Section 4.17 of the CBT Disclosure Schedule:
         (a)  CBT  and,  to the  knowledge  of CBT,  each  of the  Participation
Facilities and the Loan  Properties,  are in compliance  with all  Environmental
Laws.
         (b) There is no suit, claim, action or proceeding, pending or, to the knowledge of CBT, threatened, before any Governmental Entity or other forum in which CBT, any Participation Facility or any Loan Property, has been or, with respect to threatened proceedings, may be, named as a defendant (x) for alleged noncompliance (including by any predecessor) with any Environmental Laws, or (y) relating to the release, threatened release or exposure to any Hazardous Material whether or not occurring at or on a site owned, leased or operated by CBT, any Participation Facility or any Loan Property.
         (c) To the knowledge of CBT, during the period of (x) CBT's ownership or operation of any of its current or former properties, (y) CBT's participation in the management of any Participation Facility, or (z) CBT's interest in a Loan Property, there has been no release of Hazardous Materials in, on, under or affecting any such property. To the knowledge of CBT, prior to the period of (x)

CBT's ownership or operation of any of its current or former properties, (y) CBT's participation in the management of any Participation Facility, or (z) CBT's interest in a Loan Property, there was no release of Hazardous Materials in, on, under or affecting any such property, Participation Facility or Loan Property.

       4.18 Opinion. Prior to the execution of this Agreement, CBT has received an opinion from Sheshunoff to the effect that as of the date thereof and based upon and subject to the matters set forth therein, the Merger Consideration to be received by the stockholders of CBT is fair to such stockholders from a financial point of view. Such opinion has not been amended or rescinded as of the date hereof.

       4.19  Approvals.  As of the date  hereof,  CBT knows of no reason why all regulatory approvals required for the consummation of the transactions contemplated hereby (including, without limitation, the Merger) should not be obtained.

       4.20 Loan Portfolio. (a) Except as may be set forth in Section 4.20 of the CBT Disclosure Schedule, CBT is not a party to any written or oral (i) loan agreement, note or borrowing arrangement (including, without limitation, leases, credit enhancements, commitments, guarantees or interest-bearing assets) (collectively, "Loans"), other than Loans the unpaid principal balance of which does not exceed $250,000, under the terms of which the obligor was, as of August 31, 2002, over 90 days delinquent in payment of principal or interest or in default of any other provision, or (ii) Loan with any director, executive officer or 5% or greater stockholder of CBT, or to the knowledge of CBT, any person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing. Section 4.20 of the CBT Disclosure Schedule sets forth (i) all of the Loans of CBT that as of August 31, 2002, were classified by any bank examiner (whether regulatory or internal) as "Other Loans Specially Mentioned", "Special Mention", "Substandard", "Doubtful", "Loss", "Classified", "Criticized", "Credit Risk Assets", "Concerned Loans", "Watch List" or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the borrower thereunder, and (ii) each asset of CBT that as of August 31, 2002, was classified as "Other Real Estate Owned" and the book value thereof.
         (b) Each Loan in original principal amount in excess of $250,000 (i) is evidenced by notes, agreements or other evidences of indebtedness which are true, genuine and what they purport to be, (ii) to the extent secured, has been secured by valid liens and security interests which have been perfected and
(iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other laws of general applicability relating to or affecting creditors' rights and to general equity principles.

       4.21 Property. Except as set forth in Section 4.21 of the CBT Disclosure Schedule, CBT has good and marketable title free and clear of all liens, encumbrances, mortgages, pledges, charges, defaults or equitable interests to all of the properties and assets, real and personal, tangible or intangible, which are reflected on the consolidated balance sheet of CBT as of December 31, 2001 or acquired after such date, except (i) liens for taxes not yet due and payable or contested in good faith by appropriate proceedings, (ii) pledges to secure deposits and other liens incurred in the ordinary course of business,
(iii) such imperfections of title, easements and encumbrances, if any, as do not interfere with the use of the respective property as such property is used on the date hereof, (iv) for dispositions of or encumbrances on such properties or assets in the ordinary course of business or (v) mechanics', materialmen's, workmen's, repairmen's, warehousemen's, carrier's and other similar liens and encumbrances arising in the ordinary course of business. All leases pursuant to which CBT, as lessee, leases real or personal property are valid and enforceable in accordance with their respective terms and CBT is not, nor, to the knowledge of CBT, is any other party thereto, in default thereunder.

       4.22 Reorganization. As of the date hereof, CBT has no reason to believe that the Merger will fail to qualify as a reorganization under Section 368(a) of the Code.

       4.23 State Takeover Laws and Charter Provisions. Assuming the accuracy of the representations and warranties of TSFG set forth in Section 5.15 hereof, CBT has taken all necessary action to exempt the transactions contemplated by this Agreement from any restrictive provision of (i) any applicable moratorium, control share, fair price, business combination, or other anti-takeover laws and regulations (including, without limitation, Sections 607.0901 and 607.0902 of the FBCA), or (ii) the Articles of Incorporation or Bylaws of CBT.


                                    ARTICLE V

                     REPRESENTATIONS AND WARRANTIES OF TSFG

 Subject to Article III, TSFG hereby represents and warrants to CBT as follows:

       5.1 Corporate Organization. (a) TSFG is a corporation duly organized, validly existing and in good standing under the laws of the State of South Carolina. TSFG has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary. TSFG is duly registered as a bank holding company under the BHC Act. The Articles of Incorporation and Bylaws of TSFG, copies of which have previously been made available to CBT, are true and correct copies of such documents as in effect as of the date hereof.
         (b) Each Subsidiary of TSFG is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization. Each Subsidiary of TSFG has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary. The deposit accounts of each Subsidiary of TSFG that is a bank are insured by the FDIC through the Bank Insurance Fund or the Savings Association Insurance Fund to the fullest extent permitted by law, and all premiums and assessments required in connection therewith have been paid when due.
         (c) The minute books of TSFG contain true and correct records of all meetings and other corporate actions held or taken since December 31, 1999 of its stockholders and Board of Directors (including committees of its Board of Directors).

       5.2 Capitalization. (a) The authorized capital stock of TSFG consists of 100,000,000 shares of TSFG Common Stock and 10,000,000 shares of preferred stock, no par value per share ("TSFG Preferred Stock"). As of the date hereof, there were approximately 43,582,638 shares of TSFG Common Stock and no shares of TSFG Preferred Stock issued and outstanding, and no shares of TSFG Common Stock held in TSFG's treasury. All of the issued and outstanding shares of TSFG Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. The shares of TSFG Common Stock to be issued pursuant to the Merger will be duly authorized and validly issued and, at the Effective Time, all such shares will be fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.

       5.3 Authority; No Violation. (a) TSFG and Mercantile each has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by the Board of Directors of TSFG, the Board of Directors of Mercantile and by TSFG, as the sole shareholder of Mercantile, and no other corporate proceedings on the part of TSFG or Mercantile are necessary to approve this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by TSFG and Mercantile and (assuming due authorization, execution and delivery by CBT) this Agreement constitutes a valid and binding obligation of TSFG and

Mercantile, enforceable against TSFG and Mercantile in accordance with its terms, except as enforcement may be limited by general principles of equity whether applied in a court of law or a court of equity and by bankruptcy, insolvency and similar laws affecting creditors' rights and remedies generally.
         (b) Neither the execution and delivery of this Agreement by TSFG and Mercantile, nor the consummation by TSFG and Mercantile of the transactions contemplated hereby, nor compliance by TSFG and Mercantile with any of the terms or provisions hereof, will (i) violate any provision of the Articles of Incorporation or Bylaws of TSFG, or the articles of incorporation or bylaws or similar governing documents of any of its Subsidiaries or (ii) assuming that the consents and approvals referred to in Section 5.4 are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to TSFG or any of its Subsidiaries or any of their respective properties or assets, or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any lien, pledge, security interest, charge or other encumbrance upon any of the respective properties or assets of TSFG or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which TSFG or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected.

       5.4 Consents and Approvals. Except for (a) the filing of applications and notices, as applicable, with the Federal Reserve Board under the BHC Act, and approval of such applications and notices, (b) the filing with the SEC and declaration of effectiveness of the S-4, (c) the filing of the Articles of Merger with the Florida Secretary of State, (d) the filing of applications and notices, as applicable, with the FDIC under the Bank Merger Act, Federal Deposit Insurance Act and the rules and regulations of the FDIC, and approval of such applications and notices, (e) the State Banking Approvals, (f) such filings and approvals as are required to be made or obtained under the securities or "Blue Sky" laws of various states in connection with the issuance of the shares of TSFG Common Stock pursuant to this Agreement, and (g) approval of the listing of the TSFG Common Stock to be issued in the Merger on the NASDAQ/NMS, no consents or approvals of or filings or registrations with any Governmental Entity or with any third party are required to be made by TSFG or Mercantile in connection with
(1) the execution and delivery by TSFG and Mercantile of this Agreement and (2) the consummation by TSFG and Mercantile of the Merger and the other transactions contemplated hereby.

       5.5 SEC Reports. TSFG has previously made available to CBT a true and correct copy of each (a) final registration statement, prospectus, report, schedule and definitive proxy statement filed since December 31, 1999 by TSFG with the SEC pursuant to the Securities Act or the Exchange Act (the "TSFG Reports") and (b) communication mailed by TSFG to its shareholders since December 31, 1999, and no such TSFG Report (when filed and at their respective effective time, if applicable) or communication (when mailed) contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information as of a later date shall be deemed to modify information as of an earlier date. TSFG has timely filed all TSFG Reports and other documents required to be filed by it under the Securities Act and the Exchange Act since December 31, 1999, and each such TSFG Report and other documents complied in all material respects with the rules and regulations applicable thereto when filed.

       5.6 Regulatory Reports. TSFG has timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that it was required to file since December 31, 1999 with the Regulatory Agencies and has paid all fees and assessments due and payable in connection therewith. Except for normal examinations conducted by a Regulatory Agency in the regular course of the business of TSFG, no Regulatory Agency has initiated any proceeding or, to the knowledge of TSFG, investigation into the business or operations of TSFG since December 31, 1999. There is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations of TSFG.

       5.7 Financial Statements. TSFG has previously made available to CBT (1) copies of the consolidated balance sheets of TSFG and its Subsidiaries as of December 31 for the fiscal years 2001 and 2000 and the related consolidated statements of income, changes in shareholders' equity and comprehensive income, and cash flows for the fiscal years 1999 through 2001, as reported in TSFG's Annual Report on Form 10-K for the fiscal year ended December 31, 2001 filed with the SEC under the Exchange Act, accompanied by the audit report of KPMG LLP, independent public accountants with respect to TSFG, and (2) copies of unaudited consolidated balance sheets and the related consolidated statements of earnings, stockholders' equity and cash flows of TSFG at and for the quarters ended March 31, 2002 and June 30, 2002, as reported in TSFG's Quarterly Reports on Form 10-Q for such quarters filed with the SEC under the Exchange Act, and will make available on or before November 14, 2002 copies of unaudited consolidated balance sheets and the related consolidated statements of earnings, stockholders' equity and cash flows of TSFG at and for the quarter ended September 30, 2002 (collectively, the "TSFG Financial Statements"). Subject, in the case of the unaudited statements, to recurring audit adjustments normal in nature and amount, the TSFG Financial Statements fairly present the financial position of TSFG as of the dates indicated therein, and when included in the Proxy Statement/Prospectus will fairly present the results of the operations and financial position of TSFG for the respective fiscal periods or as of the respective dates therein set forth. Each of the TSFG Financial Statements (including the related notes, where applicable) complies, and TSFG's Financial Statements to be included in the Proxy Statement/Prospectus after the date hereof will comply, with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and each of such statements (including the related notes, where applicable) has been, and TSFG's Financial Statements to be included in the Proxy Statement/Prospectus will be, prepared in accordance with GAAP, except as indicated in the notes thereto or, in the case of unaudited statements, as permitted by the SEC. The books and records of TSFG have been, and are being, maintained in accordance with GAAP and any other applicable legal and accounting requirements.

       5.8 Broker's Fees. Except for fees payable in accordance with the terms of a letter agreement between Fox-Pitt Kelton Inc. and TSFG, a true and correct copy of which has been previously made available to CBT, neither TSFG nor any Subsidiary of TSFG, nor any of their respective officers or directors, has employed any broker or finder or incurred any liability for any broker's fees, commissions or finder's fees in connection with any of the transactions contemplated by this Agreement.

       5.9 Absence of Certain Changes or Events. Except as disclosed in any TSFG Report (as defined in Section 5.5) filed with the SEC prior to the date hereof, since December 31, 2001, there has been no change or development or combination of changes or developments which, individually or in the aggregate, has had a Material Adverse Effect on TSFG.

       5.10 Legal Proceedings. (a) Except as disclosed in any TSFG Report, neither TSFG nor any of its Subsidiaries is a party to any and there are no pending or, to TSFG's knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against TSFG or any of its Subsidiaries or challenging the validity or propriety of the transactions contemplated by this Agreement.
         (b) There is no injunction, order, judgment or decree imposed upon TSFG, any of its Subsidiaries or the assets of TSFG or any of its Subsidiaries.

       5.11 TSFG Information. The information relating to TSFG and its Subsidiaries to be contained in the Proxy Statement/Prospectus and the S-4, or in any other document filed with any other regulatory agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Proxy Statement/

Prospectus (except for such portions thereof that relate to CBT) will comply with the provisions of the Exchange Act and the rules and regulations thereunder. The S-4 will comply with the provisions of the Securities Act and the rules and regulations thereunder.

       5.12 Compliance with Applicable Law. TSFG and each of its Subsidiaries holds, and has at all times held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under and pursuant to all, and have complied with and are not in default in any respect under any, applicable law, statute, order, rule, regulation, policy and/ or guideline of any Governmental Entity relating to TSFG or any of its Subsidiaries and neither TSFG nor any of its Subsidiaries has received notice of any violations of any of the above.

        5.13 Ownership of CBT Common Stock; Affiliates and Associates.
         (a) Neither TSFG nor any of its affiliates or associates (as such terms are defined under the Exchange Act) (i) beneficially owns, directly or indirectly, or (ii) is a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any shares of capital stock of CBT (other than Trust Account Shares); and
         (b)  Neither  TSFG  nor  any  of  its   Subsidiaries  is  a  "Principal
Shareholder" (as such term is defined in Article X of CBT's Articles of Incorporation), or an "interested shareholder" or an "associate" or "affiliate" of any "interested shareholder" (as such terms are defined in Section 607.0901 of the FBCA).

       5.14  Approvals.  As of the date hereof,  TSFG knows of no reason why all regulatory approvals required for the consummation of the transactions contemplated hereby (including, without limitation, the Merger) should not be obtained.

       5.15 Reorganization. As of the date hereof, TSFG has no reason to believe that the Merger will fail to qualify as a reorganization under Section 368(a) of the Code.


                                   ARTICLE VI

                    COVENANTS RELATING TO CONDUCT OF BUSINESS

        6.1 Covenants of CBT. During the period from the date hereof and continuing until the Effective Time, except as expressly contemplated or permitted by this Agreement or with the prior written consent of TSFG, CBT shall carry on its business in the ordinary course consistent with past practice. Without limiting the generality of the foregoing, and except as set forth in
Section 6.1 of the CBT Disclosure Schedule or as otherwise contemplated by this Agreement or consented to in writing by TSFG, CBT shall not:
         (a) except for regular quarterly dividends consistent with past practices, declare or pay any dividends on, or make other distributions in respect of, any of its capital stock;
         (b) (i) repurchase, redeem or otherwise acquire (except for the acquisition of Trust Account Shares and DPC Shares) any shares of the capital stock of CBT, or any securities convertible into or exercisable for any shares of the capital stock of CBT, (ii) split, combine or reclassify any shares of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (iii) issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any such shares, or enter into any agreement with respect to any of the foregoing;
         (c) amend its Articles of Incorporation, Bylaws or other similar governing documents;
         (d) make any capital expenditures other than those which (i) are made in the ordinary course of business or are necessary to maintain existing assets in good repair and (ii) in any event are in an amount of no more than $50,000 in the aggregate;
         (e) enter into any new line of business;

         (f) acquire or agree to acquire, by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or otherwise acquire any assets, other than in connection with foreclosures, settlements in lieu of foreclosure or troubled loan or debt restructurings in the ordinary course of business consistent with past practices;
         (g) take any action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue, or in any of the conditions to the Merger set forth in
Article VIII not being satisfied;
         (h) change its methods of accounting in effect at December 31, 2001, except as required by changes in GAAP or regulatory accounting principles as concurred to by CBT's independent auditors;
         (i) (i) except as required by applicable law, as set forth in Section 7.8, or as required to maintain qualification pursuant to the Code, adopt, amend, or terminate any employee benefit plan (including, without limitation, any Plan) or any agreement, arrangement, plan or policy between CBT or one or more of its current or former directors, officers or employees or any "affiliate" of any such person (as such term is used in Rule 12b-2 under the Exchange Act), or (ii) except for normal increases in the ordinary course of business consistent with past practice or except as required by applicable law, increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any Plan or agreement as in effect as of the date hereof (including, without limitation, the granting of any stock options, stock appreciation rights, restricted stock, restricted stock units or performance units or shares).
         (j) other than activities in the ordinary course of business consistent with past practice, sell, lease, encumber, assign or otherwise dispose of, or agree to sell, lease, encumber, assign or otherwise dispose of, any of its material assets, properties or other rights or agreements;
         (k) other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity;
         (l) file any application to relocate or terminate the operations of any of its banking offices;
         (m) create, renew, amend or terminate or give notice of a proposed renewal, amendment or termination of, any contract, agreement or lease for goods, services or office space, involving payments thereunder by CBT in excess of $50,000 per year, to which CBT is a party or by which CBT or its properties is bound, other than the renewal in the ordinary course of business of any lease the term of which expires prior to the Closing Date;
         (n) take or cause to be taken any action which would or could reasonably be expected to prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code; or
         (o)  agree to do any of the foregoing.

       6.2 Covenants of TSFG. Except as otherwise contemplated by this Agreement or consented to in writing by CBT, TSFG shall not, and shall not permit any of its Subsidiaries to:
         (a) solely in the case of TSFG, declare or pay any dividends on or make any other distributions in respect of any of its capital stock other than its current quarterly dividends; provided, however, that nothing contained herein shall prohibit TSFG from increasing the quarterly cash dividend on the TSFG Common Stock in a manner consistent with past practice;
         (b) take any action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue, or in any of the conditions to the Merger set forth in
Article VIII not being satisfied;
         (c) take any action or enter into any agreement that could reasonably be expected to jeopardize or materially delay the receipt of any Requisite Regulatory Approval (as defined in Section 8.1(c));
         (d) take or cause to be taken any action which would or could reasonably be expected to prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code; or
         (e) agree to do any of the foregoing.

                                   ARTICLE VII

                              ADDITIONAL AGREEMENTS

       7.1 Regulatory Matters. TSFG, with the cooperation of CBT, shall promptly prepare and file with the SEC the S-4. Each of CBT and TSFG shall use its reasonable best efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filing, and CBT shall thereafter mail the Proxy Statement/Prospectus to its stockholders. TSFG shall also use its reasonable best efforts to obtain all necessary state securities law or "Blue Sky" permits and approvals required to carry out the transactions contemplated by this Agreement.
         (b) The parties hereto shall cooperate with each other and use their reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, and to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including without limitation the Merger). CBT and TSFG shall have the right to review in advance, and to the extent practicable each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to CBT or TSFG, as the case may be, and any of TSFG's Subsidiaries, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated herein.
         (c) TSFG and CBT shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement/Prospectus, the S-4 or any other statement, filing, notice or application made by or on behalf of TSFG, CBT or TSFG's Subsidiaries to any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement.
         (d) TSFG and CBT shall promptly furnish each other with copies of written communications received by TSFG or CBT, as the case may be, or any of their respective Affiliates or Associates (as such terms are defined in Rule 12b-2 under the Exchange Act as in effect on the date hereof) from, or delivered by any of the foregoing to, any Governmental Entity in respect of the transactions contemplated hereby.

       7.2 Access to Information. (a) CBT and TSFG will each keep the other advised of all material developments relevant to their respective businesses, and to the consummation of the Merger, and each shall provide to the other, upon request, reasonable details of any such development. Upon reasonable notice, each party shall afford to representatives of the other party reasonable access, during normal business hours during the period prior to the Effective Time, to all of their respective properties, books, contracts, commitments and records, and during such period, shall make available all information concerning their respective businesses as may be reasonably requested (except that the parties shall take into account in determining the reasonableness of due diligence requests, the fact that TSFG is a public company which is substantially larger than CBT, and that TSFG is issuing shares to CBT shareholders as compared to selling its business). The other provisions of this Section notwithstanding, neither party nor any of its Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of its customers, jeopardize any attorney-client privilege or contravene any law (including without limitation laws regarding exchange of information), rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date hereof.
         (b) All non-public information furnished to TSFG or CBT by the other party hereto pursuant to Section 7.2(a) (other than (i) information already in the receiving party's possession, or (ii) information that is or becomes generally available to the public other than as a result of a disclosure by the receiving party or any of its directors, officers, employees, agents or advisors, or (iii) information that becomes available to the receiving party on a non-confidential basis from a source other than the disclosing party or its advisors, provided that such source is not known by the receiving party after due inquiry to be bound by a confidentiality agreement with or other obligation of secrecy to the disclosing party) shall be kept confidential, and the parties shall maintain, and shall cause each of their respective directors, officers, attorneys and advisors to maintain, the confidentiality of all information obtained hereunder which is not otherwise publicly disclosed by the other party, said undertakings with respect to confidentiality to survive any termination of this Agreement. In the event of the termination of this Agreement, each party shall return to the other party upon request all confidential information previously furnished in connection with the transactions contemplated by this Agreement.
         (c) No investigation by either of the parties or their respective representatives shall affect the representations, warranties, covenants or agreements of the other set forth herein.

       7.3 Certain Actions. (a) Except with respect to this Agreement and the transactions contemplated hereby, neither CBT nor any of its directors, officers, agents, affiliates (as such term is used in Rule 12b-2 under the Exchange Act) or representatives (collectively, "Representatives") shall, directly or indirectly, initiate, solicit, encourage or knowingly facilitate (including by way of furnishing information) any inquiries with respect to or the making of any Acquisition Proposal.
         (b) Notwithstanding anything herein to the contrary, CBT and its Board of Directors and Representatives shall be permitted (i) to comply with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act with regard to an Acquisition Proposal, (ii) to engage in any discussions or negotiations with, or provide any information to, any person in response to an unsolicited bona fide written Acquisition Proposal by any such person, if and only to the extent that
(a) CBT's Board of Directors concludes in good faith and consistent with its fiduciary duties to CBT's stockholders under applicable law that such
Acquisition Proposal would reasonably be expected to result in a Superior Proposal, (b) prior to providing any information or data to any person in connection with an Acquisition Proposal by any such person, CBT's Board of Directors receives from such person an executed confidentiality agreement containing terms at least as stringent as those contained in the Confidentiality Agreement between CBT and TSFG, dated ___________, 2002, and (c) prior to providing any information or data to any person or entering into discussions or negotiations with any person, CBT's Board of Directors notifies TSFG promptly of such inquiries, proposals, or offers received by, any such information requested from, or any such discussions or negotiations sought to be initiated or continued with, any of its Representatives indicating, in connection with such notice, the name of such person and the material terms and conditions of any inquiries, proposals or offers.
         (c) CBT agrees that it will, and will cause its Representatives to, immediately cease and cause to be terminated any activities, discussions, or negotiations existing as of the date hereof with any parties conducted heretofore with respect to any Acquisition Proposal.

       7.4 Stockholder Meeting. CBT shall take all steps necessary to duly call, give notice of, convene and hold a meeting of its stockholders to be held as soon as is reasonably practicable after the date on which the S-4 becomes effective for the purpose of voting upon the approval of this Agreement and the consummation of the transactions contemplated hereby. CBT shall, through its Board of Directors, subject to the fiduciary duties of such board, recommend to its stockholders approval of this Agreement and the transactions contemplated hereby and such other matters as may be submitted to its stockholders in connection with this Agreement.

       7.5 Legal Conditions to Merger. Each of TSFG and CBT shall, and shall cause its Subsidiaries to, use their reasonable best efforts (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements which may be imposed on such party or its Subsidiaries with respect to the Merger and, subject to the conditions set forth in Article VIII hereof, to consummate the transactions contemplated by this Agreement and (b) to obtain (and to cooperate with the other party to obtain) any consent, authorization, order or approval of, or any exemption by, any

Governmental Entity and any other third party which is required to be obtained by CBT or TSFG or Mercantile in connection with the Merger and the other transactions contemplated by this Agreement, and to comply with the terms and conditions of such consent, authorization, order or approval.

       7.6 Affiliates. CBT shall use its reasonable best efforts to cause each director, executive officer and other person who is an "affiliate" (for purposes of Rule 145 under the Securities Act) of CBT to deliver to TSFG, as soon as practicable after the date hereof, a written agreement, in the form of Schedule
7.6 hereto.

       7.7 Nasdaq Listing. TSFG shall use its reasonable best efforts to cause the shares of TSFG Common Stock to be issued in the Merger to be approved for listing on the NASDAQ/NMS as of the Effective Time.

       7.8 Employee Benefit Plans; Existing Agreements. (a) As of the Effective Time, the employees of CBT shall be eligible to participate in employee benefit plans and severance plans of TSFG or its Subsidiaries in which similarly situated employees of TSFG or its Subsidiaries participate, to the same extent that similarly situated employees of TSFG or its Subsidiaries participate (it being understood that inclusion of CBT's employees in TSFG's employee benefit plans may occur at different times with respect to different plans).
         (b) With respect to each TSFG Plan for which length of service is taken into account for any purpose (including TSFG's severance plan), service with CBT (or predecessor employers to the extent CBT provides past service credit) shall be treated as service with TSFG for purposes of determining eligibility to participate, vesting, and entitlement to benefits, including for severance benefits and vacation entitlement (but not for accrual of defined benefit pension benefits); provided however, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits. Such service also shall apply for purposes of satisfying any waiting periods, evidence of insurability requirements, or the application of any preexisting condition limitations. Each TSFG Plan shall waive pre-existing condition limitations to the same extent waived under the applicable CBT Plan. CBT's employees shall be given credit for amounts paid under a corresponding benefit plan during the same period for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the TSFG Plan.
         (c) As of the Effective Time, TSFG shall assume and honor and shall cause the appropriate Subsidiaries of TSFG to assume and to honor in accordance with their terms all written agreements listed in Section 4.9(c) and 4.12(a) of the CBT Disclosure Schedule (the "Benefit Agreements"). TSFG acknowledges and agrees that the Merger will constitute a merger, sale or a change in control of CBT for all purposes under such agreements. The provisions of this Section 7.8(c) are intended to be for the benefit of, and shall be enforceable by, each director, officer or employee that is a party to any Benefit Agreement.
         (d) TSFG and CBT agree that, prior to the Effective Time, CBT may adopt a severance plan (the "Severance Plan"), substantially as provided in Section 7.8(d) of the CBT Disclosure Schedule. Notwithstanding any other provision of this Agreement, any Plan or otherwise, TSFG agrees to maintain the Severance Plan in full force and effect, without amendment or modification for a period of not less than one year following the Closing Date.

       7.9 Indemnification of CBT Directors and Officers. TSFG or a TSFG Subsidiary shall provide and keep in force for a period of three years after the Effective Time directors' and officers' liability insurance providing coverage to directors and officers of CBT for acts or omissions occurring prior to the Effective Time. Such insurance shall provide at least the same coverage and amounts as contained in CBT's policy on the date hereof; provided, that in no event shall the annual premium on such policy exceed 200% of the annual premium payments on CBT's policy in effect as of August 31, 2002 (the "Maximum Amount"). If the amount of the premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, TSFG shall use its reasonable efforts to maintain the most advantageous policies of directors' and officers' liability insurance obtainable for a premium equal to the Maximum Amount and CBT shall cooperate with TSFG in such efforts in all reasonable respects. Notwithstanding the foregoing, TSFG further agrees to indemnify all individuals who are or have been officers, directors or employees of CBT prior to the Effective Time from any acts or omissions in such capacities prior to the Effective Time, including any liabilities arising out of the transactions that are subject to this Agreement, to the fullest extent permitted by Florida law. It shall be a condition to the consummation of any acquisition of TSFG that the acquiring party assume the obligations under this Section 7 (and by consummation of such acquisition will be deemed to have so assumed these obligations). Notwithstanding the foregoing, this Section 7 shall not be construed to require indemnification of any party to this Agreement by any other party to this Agreement with respect to any litigation or actual or alleged claims arising between such parties and relating to the transactions contemplated herein.

       7.10 Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger, the proper officers and directors of each party to this Agreement shall take all such necessary action as may be reasonably requested by TSFG or CBT.

       7.11 Appointment of Directors. Effective as of the Effective Time, Mercantile shall cause its Board of Directors to be expanded by one member, and shall appoint a current non-employee director of CBT designated by Anthony V. Ferlita (the "CBT Director") to fill the vacancy on Mercantile's Board of Directors created by such increase. Mercantile shall continue to nominate such CBT Director (or if such CBT Director becomes unable or unwilling to serve, another current non-employee director of CBT designated by Anthony V. Ferlita) for election to the Mercantile Board of Directors until at least the annual meeting of shareholders held in 2006.

       7.12 Advisory Board. At the Effective Time, Mercantile shall cause each individual who is currently serving as a director of CBT (other than the CBT
Director), if such persons are willing to so serve, to be elected or appointed as members of Mercantile's Tampa Bay/St. Petersburg advisory board, the function of which is to advise TSFG with respect to deposit and lending activities in CBT's former market area and to maintain and develop customer relationships. The members of the advisory board who are willing to so serve initially shall be elected or appointed for a term of one year. Mercantile agrees annually to re-appoint each of these individuals to two successive one-year terms following the initial one-year term; provided, however, that Mercantile shall have no obligation to re-appoint any member if Mercantile reasonably determines that such member has a conflict of interest that compromises such member's ability to serve effectively as a member of the advisory board or any cause exists that otherwise would allow for removal of such person as a director of Mercantile if such person were a member of Mercantile's Board of Directors. Each member of the advisory Board shall receive a fee for such service consistent with Mercantile's compensation policy in effect from time to time with respect to its advisory boards.

       7.13 Accounting Matters. CBT shall cooperate with TSFG concerning (i) accounting and financial matters necessary or appropriate to facilitate the Merger (taking into account TSFG's policies, practices and procedures), including, without limitation, issues arising in connection with record keeping, loan classification, valuation adjustments, levels of loan loss reserves and other accounting practices, and (ii) CBT's lending, investment or asset/ liability management policies; provided, that any action taken pursuant to this
Section 7.13 shall not be deemed to constitute or result in the breach of any representation or warranty of CBT contained in this Agreement.

       7.14 Employment Agreements. At Closing, TSFG shall enter into employment and noncompetition agreements with Anthony V. Ferlita and Linda M. Hinze, substantially in the forms attached hereto as Exhibit A.

       7.15 Tax Opinion. TSFG shall use its best reasonable efforts to obtain the tax opinion contemplated by Section 8.2(d).

                                  ARTICLE VIII

                              CONDITIONS PRECEDENT

       8.1 Conditions to Each Party's Obligation To Effect the Merger. The respective obligation of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:
         (a) Stockholder Approval. This Agreement shall have been approved and adopted by the requisite vote of the holders of the outstanding shares of CBT Common Stock under applicable law.
         (b) Listing of Shares. The shares of TSFG Common Stock which shall be issued to the stockholders of CBT upon consummation of the Merger shall have been authorized for listing on the NASDAQ/NMS.
         (c) Other Approvals. All regulatory approvals required to consummate the transactions contemplated hereby (including the Merger) shall have been obtained and shall remain in full force and effect and all statutory waiting periods in  respect  thereof  shall have  expired  (all such  approvals  and the expiration of all such waiting periods being referred to herein as the "Requisite Regulatory Approvals").
         (d) S-4. The S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.
         (e) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition (an "Injunction") preventing the consummation of the Merger shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits, restricts or makes illegal consummation of the Merger.
         (f) Employment Agreements. TSFG shall have entered into employment and noncompetition agreements with Anthony V. Ferlita and Linda M. Hinze, substantially in the forms attached hereto as Exhibit A.

       8.2 Conditions to Obligations of TSFG. The obligation of TSFG to effect the Merger is also subject to the satisfaction or waiver by TSFG at or prior to the Effective Time of the following conditions:
         (a) Representations and Warranties. (i) Subject to Section 3.2, the representations and warranties of CBT set forth in this Agreement (other than those set forth in Section 4.2) shall be true and correct as of the date hereof and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date; and (ii) the representations and warranties of CBT set forth in Section
4.2 of this Agreement shall be true and correct in all material respects (without giving effect to Section 3.2 of this Agreement) as of the date hereof and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. TSFG shall have received a certificate signed on behalf of CBT by the Chief Executive Officer or the Chief Financial Officer of CBT to the foregoing effect.
         (b) Performance of Obligations of CBT. CBT shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and TSFG shall have received a certificate signed on behalf of CBT by the Chief Executive Officer or the Chief Financial Officer of CBT to such effect.
         (c) No Pending Governmental Actions. No proceeding initiated by any Governmental Entity seeking an Injunction shall be pending.
         (d) Federal Tax Opinion. TSFG shall have received an opinion from Wyche, Burgess, Freeman & Parham, P.A., counsel to TSFG ("TSFG's Counsel"), in form and substance reasonably satisfactory to TSFG, dated the Effective Time, substantially to the effect that on the basis of facts, representations and assumptions set forth in such opinion which are consistent with the state of facts existing at the Effective Time, the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. In rendering such opinion, TSFG's Counsel may require and rely upon representations and covenants, including those contained in certificates of officers of TSFG, CBT and others, reasonably satisfactory in form and substance to such counsel.

        8.3 Conditions to Obligations of CBT. The obligation of CBT to effect the Merger is also subject to the satisfaction or waiver by CBT at or prior to the Effective Time of the following conditions:
         (a) Representations and Warranties. (i) Subject to Section 3.2, the representations and warranties of TSFG set forth in this Agreement (other than those set forth in Section 5.2) shall be true and correct as of the date hereof and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date; and (ii) the representations and warranties of TSFG set forth in Section
5.2 of this Agreement shall be true and correct in all material respects (without giving effect to Section 3.2 of this Agreement) as of the date hereof and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. CBT shall have received a certificate signed on behalf of TSFG by the Chief Executive Officer or the Chief Financial Officer of TSFG to the foregoing effect.
         (b) Performance of Obligations of TSFG. TSFG shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and CBT shall have received a certificate signed on behalf of TSFG by the Chief Executive Officer or the Chief Financial Officer of TSFG to such effect.
         (c) No Pending Governmental Actions. No proceeding initiated by any Governmental Entity seeking an Injunction shall be pending.
         (d) Federal Tax Opinion. CBT shall have received the federal tax opinion contemplated by Section 8.2(d).


                                   ARTICLE IX

                            TERMINATION AND AMENDMENT

       9.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the stockholders of CBT:
         (a) by mutual consent of CBT and TSFG in a written instrument, if the Board of Directors of each so determines by a vote of a majority of the members of its entire Board;
         (b) by either TSFG or CBT upon written notice to the other party (i) 30 days after the date on which any request or application for a Requisite Regulatory Approval shall have been denied or withdrawn at the request or recommendation of the Governmental Entity which must grant such Requisite Regulatory Approval, unless within the 30-day period following such denial or withdrawal a petition for rehearing or an amended application has been filed with the applicable Governmental Entity, provided, however, that no party shall have the right to terminate this Agreement pursuant to this Section 9.1(b)(i) if such denial or request or recommendation for withdrawal shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein or (ii) if any Governmental Entity of competent jurisdiction shall have issued a final nonappealable order enjoining or otherwise prohibiting the Merger;
         (c) by either TSFG or CBT if the Merger shall not have been consummated on or before the later of (i) February 28, 2003, or (ii) if the S-4 is given a full review by the SEC, April 30, 2003, unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;
         (d) by either TSFG or CBT if the approval of the stockholders of CBT required for the consummation of the Merger shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of such stockholders or at any adjournment or postponement thereof;
         (e) by either TSFG or CBT (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material breach of any of the representations or warranties set forth in this Agreement on the part of the other party, which breach is not cured within thirty days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the Closing; provided, however, that neither party shall have the right to terminate this Agreement pursuant to this Section 9.1(e) unless the breach of representation or warranty, together with all other such breaches, would entitle the party receiving such representation not to consummate the transactions contemplated hereby under Section 8.2(a) (in the case of a breach of representation or warranty by CBT) or Section 8.3(a) (in the case of a breach of representation or warranty by TSFG);
         (f) by either TSFG or CBT (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a material breach of any of the covenants or agreements set forth in this Agreement on the part of the other party, which breach shall not have been cured within thirty days following receipt by the breaching party of written notice of such breach from the other party hereto, or which breach, by its nature, cannot be cured prior to the Closing; or
         (g) by CBT, in the event that the Board of Directors of CBT determines in good faith, after consultation with outside counsel, that in light of a Superior Proposal it is necessary to terminate this Agreement in order to comply with its fiduciary duties to CBT and to CBT's shareholders under applicable law; provided, however, that the Board of Directors of CBT may terminate this Agreement pursuant to this Section 9.1(g) solely in order to concurrently enter into a letter of intent, agreement in principle or an acquisition agreement or other similar agreement (each, an "Acquisition Agreement") related to a Superior Proposal; provided further, however, that this Agreement may be terminated pursuant to this Section 9.1(g) only after the fifth day following TSFG's receipt of written notice advising TSFG that the Board of Directors of CBT is prepared to accept a Superior Proposal, and only if, during such five-day period, if TSFG so elects, CBT and its advisors shall have negotiated in good faith with TSFG to make such adjustments in the terms and conditions of this Agreement as would enable CBT to proceed with the transactions contemplated herein on such adjusted terms; or
         (h) by CBT during the two business days following the determination of Fair Market Value, if the Fair Market Value of TSFG Common Stock (calculated without regard to the proviso in the definition of Fair Market Value) is less than $15.00.

       9.2 Effect of Termination.
         (a) In the event of termination of this Agreement by either TSFG or CBT as provided in Section 9.1, this Agreement shall forthwith become void and have no effect except (i) Sections 7.2(b), 9.2 and 10.3 shall survive any termination of this Agreement and (ii) that, notwithstanding anything to the contrary contained in this Agreement, no party shall be relieved or released from any liabilities or damages arising out of its willful breach of any provision of this Agreement.
         (b) If CBT terminates this Agreement pursuant to Section 9.1(g), CBT shall pay to TSFG a termination fee equal to $500,000 (the "Termination Fee Amount") by wire transfer of same day funds on the date of termination.
         (c) In the event that an Acquisition Proposal with respect to CBT shall have been made known to CBT and shall have been publicly announced or otherwise become public, or shall have been made to the shareholders of CBT, and thereafter (x) this Agreement is terminated by either TSFG or CBT pursuant to either (i) Section 9.1(c) hereof and prior to such termination the stockholders of CBT shall not have previously approved the Merger, or (ii) Section 9.1(d) hereof as a result of the failure of the stockholders of CBT to approve the Merger, and (y) within twelve months of such termination (A) CBT enters into any Acquisition Agreement providing for any transaction described in clause (i)(a) or clause (i)(b) of the definition of "Superior Proposal.," other than any such transaction involving a merger, consolidation or similar transaction as to which the common stockholders of CBT immediately prior thereto own in the aggregate at least 51% of the common stock of the surviving or transferee corporation or its publicly-held parent corporation immediately following consummation thereof, or
(B) any person shall acquire beneficial ownership of or the right to acquire 25% or more of the outstanding shares of CBT Common Stock, then upon the first occurrence of either of the events contemplated by clause (y) CBT shall pay TSFG a termination fee equal to the Termination Fee Amount by wire transfer of same day funds.

         (d) CBT agrees that the agreements contained in Section 9.2(b) and 9.2(c) above are integral parts of the transactions contemplated by this Agreement and constitute liquidated damages and not a penalty.

       9.3 Amendment. Subject to compliance with applicable law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of either CBT or TSFG; provided, however, that after any approval of the transactions contemplated by this Agreement by CBT's stockholders, there may not be, without further approval of such stockholders, any amendment of this Agreement which reduces the amount or changes the form of the consideration to be delivered to CBT stockholders hereunder other than as contemplated by this Agreement. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

       9.4 Extension; Waiver. At any time prior to the Effective Time, each of the parties hereto, by action taken or authorized by its Board of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions of the other party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.


                                    ARTICLE X

                               GENERAL PROVISIONS

       10.1 Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the "Closing") will take place at 10:00 a.m. on the first day which is (a) the last business day of a month and (b) at least one business day after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Article VIII hereof (other than those conditions which relate to actions to be taken at the Closing) (the "Closing Date"), at TSFG's principal executive offices, unless another time, date or place is agreed to in writing by the parties hereto.

       10.2 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for those covenants and agreements contained herein and therein which by their terms apply in whole or in part after the Effective Time provided that no such representations, warranties or covenants shall be deemed to be terminated or extinguished so as to deprive TSFG or CBT (or any director, officer or controlling person thereof) of any defense at law or in equity which otherwise would be available against the claims of any person, including, without limitation, any shareholder or former shareholder of either TSFG or CBT.

       10.3 Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

       10.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

                     (a) if to TSFG, to:

                         The South Financial Group
                         104 S. Main St.
                         Greenville, SC 29602
                         Attention: William S. Hummers III,
                                    Executive Vice President
         and

                     (b) if to CBT, to:

                         Central Bank of Tampa
                         2307 West Kennedy Blvd.
                         Tampa, FL 33609
                         Attention: Anthony V. Ferlita, President

                         with a copy to:

                         Joseph M. Ford
                           Bracewell & Patterson, LLP
                         111 Congress Avenue, Suite 2300
                         Austin TX 78701

       10.5 Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

       10.6 Entire Agreement. This Agreement (including the documents and the instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

       10.7 Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of South Carolina, without regard to any applicable conflicts of law, except to the extent that various matters under this Agreement are governed by Florida law.

       10.8 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

       10.9 Publicity. Except as expressly permitted by this Agreement or otherwise required by law or the rules of the Nasdaq Stock Market so long as this Agreement is in effect, neither TSFG nor CBT shall, or shall permit any of its Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement without the consent of the other party, which consent shall not be unreasonably withheld.

       10.10 Assignment; No Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise expressly provided herein, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

                  IN WITNESS WHEREOF, TSFG, Mercantile and CBT have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.


                          THE SOUTH FINANCIAL GROUP, INC.


                         By: /s/ William S. Hummers III
                             ----------------------------------------------
                          Name: William S. Hummers III
                         Title: Executive Vice President


                          MERCANTILE BANK


                         By: /s/ William S. Hummers III
                             ----------------------------------------------
                          Name: William S. Hummers III
                         Title: Executive Vice President

                          CENTRAL BANK OF TAMPA


                           By: /s/ Anthony V. Ferlita
                              ----------------------------------------------
                            Name: Anthony V. Ferlita
                          Title:  President

                                                                      APPENDIX B

                             2002 Florida Statutes

607.1301 DISSENTERS' RIGHTS; DEFINITIONS.--The following definitions apply to ss. 607.1302 and 607.1320:

(1)  "Corporation"  means  the  issuer  of  the  shares  held  by  a  dissenting
shareholder   before  the  corporate   action  or  the  surviving  or  acquiring
corporation by merger or share exchange of that issuer.

(2) "Fair value," with respect to a dissenter's shares, means the value of the shares as of the close of business on the day prior to the shareholders' authorization date, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

(3) "Shareholders' authorization date" means the date on which the shareholders' vote authorizing the proposed action was taken, the date on which the corporation received written consents without a meeting from the requisite number of shareholders in order to authorize the action, or, in the case of a merger pursuant to s. 607.1104, the day prior to the date on which a copy of the plan of merger was mailed to each shareholder of record of the subsidiary corporation.

607.1302  RIGHT OF SHAREHOLDERS TO DISSENT.--

(1) Any shareholder of a corporation has the right to dissent from, and obtain payment of the fair value of his or her shares in the event of, any of the following corporate actions:

(a) Consummation of a plan of merger to which the corporation is a party:

1. If the shareholder is entitled to vote on the merger, or

2. If the corporation is a subsidiary that is merged with its parent under s. 607.1104, and the shareholders would have been entitled to vote on action taken, except for the applicability of s. 607.1104;

(b) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation, other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange pursuant to s. 607.1202, including a sale in dissolution but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within 1 year after the date of sale;

(c) As provided in s. 607.0902(11), the approval of a control-share acquisition;

(d) Consummation of a plan of share exchange to which the corporation is a party as the corporation the shares of which will be acquired, if the shareholder is entitled to vote on the plan;

(e) Any amendment of the articles of incorporation if the shareholder is entitled to vote on the amendment and if such amendment would adversely affect such shareholder by:

1. Altering or abolishing any preemptive rights attached to any of his or her shares;

2. Altering or abolishing the voting rights pertaining to any of his or her shares, except as such rights may be affected by the voting rights of new shares then being authorized of any existing or new class or series of shares;

3. Effecting an exchange, cancellation, or reclassification of any of his or her shares, when such exchange, cancellation, or reclassification would alter or abolish the shareholder's voting rights or alter his or her percentage of equity in the corporation, or effecting a reduction or cancellation of accrued dividends or other arrearages in respect to such shares;

4. Reducing the stated redemption price of any of the shareholder's redeemable shares, altering or abolishing any provision relating to any sinking fund for the redemption or purchase of any of his or her shares, or making any of his or her shares subject to redemption when they are not otherwise redeemable;

5. Making noncumulative, in whole or in part, dividends of any of the shareholder's preferred shares which had theretofore been cumulative;

6. Reducing the stated dividend preference of any of the shareholder's preferred shares; or

7. Reducing any stated preferential amount payable on any of the shareholder's preferred shares upon voluntary or involuntary liquidation; or

(f) Any corporate action taken, to the extent the articles of incorporation provide that a voting or nonvoting shareholder is entitled to dissent and obtain payment for his or her shares.

(2) A shareholder dissenting from any amendment specified in paragraph (1)(e) has the right to dissent only as to those of his or her shares which are adversely affected by the amendment.

(3) A shareholder may dissent as to less than all the shares registered in his or her name. In that event, the shareholder's rights shall be determined as if the shares as to which he or she has dissented and his or her other shares were registered in the names of different shareholders.

(4) Unless the articles of incorporation otherwise provide, this section does not apply with respect to a plan of merger or share exchange or a proposed sale or exchange of property, to the holders of shares of any class or series which, on the record date fixed to determine the shareholders entitled to vote at the meeting of shareholders at which such action is to be acted upon or to consent to any such action without a meeting, were either registered on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or held of record by not fewer than 2,000 shareholders.

(5) A shareholder entitled to dissent and obtain payment for his or her shares under this section may not challenge the corporate action creating his or her entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

607.1320  PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS.--

(1)(a) If a proposed  corporate  action  creating  dissenters'  rights  under s.
607.1302 is submitted to a vote at a shareholders' meeting, the meeting notice shall state that shareholders are or may be entitled to assert dissenters' rights and be accompanied by a copy of ss. 607.1301, 607.1302, and 607.1320. A shareholder who wishes to assert dissenters' rights shall:

1. Deliver to the corporation before the vote is taken written notice of the shareholder's intent to demand payment for his or her shares if the proposed action is effectuated, and

2. Not vote his or her shares in favor of the proposed action. A proxy or vote against the proposed action does not constitute such a notice of intent to demand payment.

(b) If proposed corporate action creating dissenters' rights under s. 607.1302 is effectuated by written consent without a meeting, the corporation shall deliver a copy of ss. 607.1301, 607.1302, and 607.1320 to each shareholder simultaneously with any request for the shareholder's written consent or, if such a request is not made, within 10 days after the date the corporation received written consents without a meeting from the requisite number of shareholders necessary to authorize the action.

(2) Within 10 days after the shareholders' authorization date, the corporation shall give written notice of such authorization or consent or adoption of the plan of merger, as the case may be, to each shareholder who filed a notice of intent to demand payment for his or her shares pursuant to paragraph (1)(a) or, in the case of action authorized by written consent, to each shareholder, excepting any who voted for, or consented in writing to, the proposed action.

(3) Within 20 days after the giving of notice to him or her, any shareholder who elects to dissent shall file with the corporation a notice of such election, stating the shareholder's name and address, the number, classes, and series of shares as to which he or she dissents, and a demand for payment of the fair value of his or her shares. Any shareholder failing to file such election to dissent within the period set forth shall be bound by the terms of the proposed corporate action. Any shareholder filing an election to dissent shall deposit his or her certificates for certificated shares with the corporation simultaneously with the filing of the election to dissent. The corporation may restrict the transfer of uncertificated shares from the date the shareholder's election to dissent is filed with the corporation.

(4) Upon filing a notice of election to dissent, the shareholder shall thereafter be entitled only to payment as provided in this section and shall not be entitled to vote or to exercise any other rights of a shareholder. A notice of election may be withdrawn in writing by the shareholder at any time before an offer is made by the corporation, as provided in subsection(5), to pay for his or her shares. After such offer, no such notice of election may be withdrawn unless the corporation consents thereto. However, the right of such shareholder to be paid the fair value of his or her shares shall cease, and the shareholder shall be reinstated to have all his or her rights as a shareholder as of the filing of his or her notice of election, including any intervening preemptive rights and the right to payment of any intervening dividend or other distribution or, if any such rights have expired or any such dividend or distribution other than in cash has been completed, in lieu thereof, at the election of the corporation, the fair value thereof in cash as determined by the board as of the time of such expiration or completion, but without prejudice otherwise to any corporate proceedings that may have been taken in the interim, if:

(a)  Such demand is withdrawn as provided in this section;

(b) The proposed corporate action is abandoned or rescinded or the shareholders revoke the authority to effect such action;

(c) No demand or petition for the determination of fair value by a court has been made or filed within the time provided in this section; or

(d) A court of competent jurisdiction determines that such shareholder is not entitled to the relief provided by this section.

(5) Within 10 days after the expiration of the period in which shareholders may file their notices of election to dissent, or within 10 days after such corporate action is effected, whichever is later (but in no case later than 90 days from the shareholders' authorization date), the corporation shall make a written offer to each dissenting shareholder who has made demand as provided in this section to pay an amount the corporation estimates to be the fair value for such shares. If the corporate action has not been consummated before the expiration of the 90-day period after the shareholders' authorization date, the offer may be made conditional upon the consummation of such action. Such notice and offer shall be accompanied by:

(a) A balance sheet of the corporation, the shares of which the dissenting shareholder holds, as of the latest available date and not more than 12 months prior to the making of such offer; and

(b) A profit and loss statement of such corporation for the 12-month period ended on the date of such balance sheet or, if the corporation was not in existence throughout such 12-month period, for the portion thereof during which it was in existence.

(6) If within 30 days after the making of such offer any shareholder accepts the same, payment for his or her shares shall be made within 90 days after the making of such offer or the consummation of the proposed action, whichever is later. Upon payment of the agreed value, the dissenting shareholder shall cease to have any interest in such shares.

(7) If the corporation fails to make such offer within the period specified therefor in subsection (5) or if it makes the offer and any dissenting shareholder or shareholders fail to accept the same within the period of 30 days thereafter, then the corporation, within 30 days after receipt of written demand from any dissenting shareholder given within 60 days after the date on which such corporate action was effected, shall, or at its election at any time within such period of 60 days may, file an action in any court of competent jurisdiction in the county in this state where the registered office of the corporation is located requesting that the fair value of such shares be determined. The court shall also determine whether each dissenting shareholder, as to whom the corporation requests the court to make such determination, is entitled to receive payment for his or her shares. If the corporation fails to institute the proceeding as herein provided, any dissenting shareholder may do so in the name of the corporation. All dissenting shareholders (whether or not residents of this state), other than shareholders who have agreed with the corporation as to the value of their shares, shall be made parties to the proceeding as an action against their shares. The corporation shall serve a copy of the initial pleading in such proceeding upon each dissenting shareholder who is a resident of this state in the manner provided by law for the service of a summons and complaint and upon each nonresident dissenting shareholder either by registered or certified mail and publication or in such other manner as is permitted by law. The jurisdiction of the court is plenary and exclusive. All shareholders who are proper parties to the proceeding are entitled to judgment against the corporation for the amount of the fair value of their shares. The court may, if it so elects, appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers shall have such power and authority as is specified in the order of their appointment or an amendment thereof. The corporation shall pay each dissenting shareholder the amount found to be due him or her within 10 days after final determination of the proceedings. Upon payment of the judgment, the dissenting shareholder shall cease to have any interest in such shares.

(8) The judgment may, at the discretion of the court, include a fair rate of interest, to be determined by the court.

(9) The costs and expenses of any such proceeding shall be determined by the court and shall be assessed against the corporation, but all or any part of such costs and expenses may be apportioned and assessed as the court deems equitable against any or all of the dissenting shareholders who are parties to the proceeding, to whom the corporation has made an offer to pay for the shares, if the court finds that the action of such shareholders in failing to accept such offer was arbitrary, vexatious, or not in good faith. Such expenses shall include reasonable compensation for, and reasonable expenses of, the appraisers, but shall exclude the fees and expenses of counsel for, and experts employed by, any party. If the fair value of the shares, as determined, materially exceeds the amount which the corporation offered to pay therefor or if no offer was made, the court in its discretion may award to any shareholder who is a party to the proceeding such sum as the court determines to be reasonable compensation to any attorney or expert employed by the shareholder in the proceeding.

(10) Shares acquired by a corporation pursuant to payment of the agreed value thereof or pursuant to payment of the judgment entered therefor, as provided in this section, may be held and disposed of by such corporation as authorized but unissued shares of the corporation, except that, in the case of a merger, they may be held and disposed of as the plan of merger otherwise provides. The shares of the surviving corporation into which the shares of such dissenting shareholders would have been converted had they assented to the merger shall have the status of authorized but unissued shares of the surviving corporation.

                                                                      APPENDIX C
Central Bank of Tampa
October 15, 2002
Page 3




                              ALEX SHESHUNOFF & CO.
                               INVESTMENT BANKING


             98 San Jacinto Boulevard Suite 1925 Austin, Texas 78701
                      Phone 512-479-8200 Fax 512-472- 8953



October 15, 2002


Board of Directors
Central Bank of Tampa
2307 West Kennedy Blvd.
Tampa, Florida  33609

Members of the Board:

You have requested that we update our oral opinion given to you on September 18, 2002 as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock of Central Bank of Tampa ("Central") of the Merger Consideration, as defined below, in the proposed merger between Central and The South Financial Group, Greenville, South Carolina (the "Corporation"). Pursuant to an Agreement and Plan of Merger dated ___________, 2002 (the "Merger Agreement"), the Corporation has agreed to exchange shares of its common stock equal to $68,000,000 (the "Merger Consideration") for each outstanding share of Central common stock, subject to possible adjustment as determined in the Merger Agreement. Pursuant to the Merger Agreement, Central will be merged with and into the Corporation (the "Merger).

Alex Sheshunoff & Co. Investment Banking, LP ("Sheshunoff") is regularly engaged in the valuation of securities in connection with mergers and acquisitions, private placements, and valuations for estate, corporate and other purposes.

In connection with our opinion, we, among other things:

     1.   Reviewed the Merger Agreement;

     2. Evaluated Central's consolidated results based upon a review of its annual financial statements for the three-year period ending December 31, 2001 and of the year-to-date ended June 30, 2002;

     3. Reviewed Call Report information for the three-year period ending December 31, 2001 and for the period ending June 30, 2002 for Central;

     4. Conducted conversations with executive management regarding recent and projected financial performance of Central;

     5. Compared Central's recent operating results with those of certain other banks in the United States that have recently been acquired;

     6. Compared Central's recent operating results with those of certain other banks located in Florida that have recently been acquired;

     7. Compared the pricing multiples for Central in the Merger to those of certain other banks in the United States that have recently been acquired;

     8. Compared the pricing multiples for Central in the Merger to those of certain other banks located in Florida that have recently been acquired;

     9. Analyzed the net present value of the after-tax cash flows Central could produce through the year 2006, based on assumptions provided by management;

     10. Performed an affordability analysis based on the projections of earnings for the combined entity subsequent to the Merger;

     11. Reviewed the historical stock price data and trading volume of the Corporation's common stock and the lack of any active market for the common stock of Central; and

     12.  Performed such other analyses as it deemed appropriate.

We assumed and relied upon, without independent verification, the accuracy and completeness of the information provided to us by Central for the purposes of this opinion. In addition, where appropriate, we relied upon publicly available information that we believe to be reliable, accurate, and complete; however, we cannot guarantee the reliability, accuracy, or completeness of any such publicly available information.

We did not make an independent evaluation of the assets or liabilities of Central or the Corporation, nor were we furnished with any such appraisals. We are not experts in the evaluation of loan portfolios for the purposes of assessing the adequacy of the allowance for loan and lease losses and assumed that such allowances for each of the companies are, in the aggregate, adequate to cover such losses.

We assumed that all required regulatory approvals will be received in a timely fashion and without any conditions or requirements that could adversely affect the Merger or the Corporation's operations following the Merger.

Our opinion is necessarily based on economic, market, and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect the assumptions used in preparing this opinion.

Our opinion is limited to the fairness of the Merger Consideration, from a financial point of view, to the holders of Central common stock. Moreover, this letter and the opinion expressed herein do not constitute a recommendation to any stockholder as to any approval of the Merger or the Merger Agreement. It is understood that this letter is for the information of the Board of Directors of Central and may not be used for any other purpose without our prior written consent.

Based on the foregoing and such other matters we have deemed relevant, it is our opinion, as of the date hereof, that the Merger Consideration to be received by the Central stockholders pursuant to the Merger is fair, from a financial point of view.


                        Very truly yours,

                        /s/ Alex Sheshunoff & Co. Investment Banking, LP

                        ALEX SHESHUNOFF & CO.
                        INVESTMENT BANKING, LP

                                     PART-II
                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Reference is made to Chapter 8, Article 5 of Title 33 of the 1976 Code of Laws of South Carolina, as amended, which provides for indemnification of officers and directors of South Carolina corporations in certain instances in connection with legal proceedings involving any such persons because of being or having been an officer or director. Section 5.1 of our bylaws provide that the corporation shall indemnify any individual made a party to a proceeding because he is or was a director of the corporation against liability incurred in the proceeding to the fullest extent permitted by law. Section 5.2 of our bylaws provide that the corporation shall pay for or reimburse the reasonable expenses incurred by a director who is a party to a proceeding in advance of final disposition of the proceeding to the fullest extent permitted by law. Section
5.3 of our bylaws provide that in addition to any indemnification required by law, the corporation may, to the extent authorized from time to time by the board of directors, grant rights to indemnification, and rights to be paid by the corporation the expenses incurred in defending any proceeding in advance of its final disposition, to any employee or agent of the corporation to the fullest extent of the provisions of the bylaws with respect to the indemnification and advancement of expenses of directors and officers of the corporation. We have entered into indemnification agreements with each of our directors, which make the above-referenced bylaws provisions the basis of a contract between us and each director.

         Chapter 8, Article 5 of Title 33 of the 1976 Code of Laws of South Carolina, as amended, also permits a corporation to purchase and maintain insurance on behalf of a person who is or was an officer or director of the corporation. We maintain directors' and officers' liability insurance.

         Reference is made to Chapter 2 of Title 33 of the 1976 Code of Laws of South Carolina, as amended, respecting the limitation in a corporation's articles of incorporation of the personal liability of a director for breach of the director's fiduciary duty. Reference is made to our Articles of Amendment filed with the South Carolina Secretary of State on April 18, 1989 which state:
"A director of the corporation shall not be personally liable to the corporation or any of its shareholders for monetary damages for breach of fiduciary duty as a director, provided that this provision shall not be deemed to eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its shareholders, (ii) for acts or omissions not in good faith or which involve gross negligence, intentional misconduct, or a knowing violation of laws, (iii) imposed under Section 33-8-330 of the South Carolina Business Corporation Act of 1988 (improper distribution to shareholder), or (iv) for any transaction from which the director derived an improper personal benefit."

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 20 above or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.


ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

         The  following   Exhibits  are  filed  as  part  of  this  Registration
Statement:

EXHIBIT
NO.          DESCRIPTION

2.1*         Agreement  and Plan of Merger  entered  into as of October 2, 2002 by and  between  TSFG and  Central  Bank:  Included as Appendix A to the proxy statement/prospectus.

3.1          Articles of Incorporation:  Incorporated by reference to Exhibit 3.1 of TSFG's Registration  Statement on Form S-4,
             Commission File No. 33-57389.



3.2          Articles of Amendment  dated June 1, 1997.  Incorporated by reference to Exhibit 3.2 of TSFG's  Registration  Statement on Form S-4 filed on July 30, 1997, Commission File No. 333-32459.

3.3          Amended and  Restated  Bylaws of TSFG,  as amended and  restated as of December  18,  1996:  Incorporated  by reference to Exhibit 3.1 of TSFG's Current Report on Form 8-K dated December 18, 1996, Commission File No. 0-15083.

4.1          Specimen TSFG Common Stock certificate:  Incorporated by reference to Exhibit 4.1 of TSFG's Registration Statement on
             Form S-1, Commission File No. 33-7470.

4.2          Articles of Incorporation: Included as Exhibits 3.1 and 3.2.

4.3          Bylaws: Included as Exhibit 3.3.

4.4          TSFG Amended Common Stock Dividend  Reinvestment  Plan:  Incorporated by reference to Exhibit 4.1 of TSFG's Current
             Report on Form 8-K dated May 11, 2001.

4.5          Amended and Restated  Shareholder  Rights Agreement:  Incorporated by reference to Exhibit 4.1 of TSFG's Current Report on Form 8-K dated December 18, 1996, Commission File No. 0-15083.

4.6          Form of Indenture  between TSFG and First American Trust Company,  N.A., as trustee:  Incorporated by reference to
             Exhibit 4.11 of TSFG's Registration Statement on Form S-3, Commission File No. 22-58879.

5.1 *        Opinion and Consent of William P. Crawford, Jr., Esq., regarding legality of shares of TSFG.

8.1 *        Opinion and Consent of Wyche, Burgess, Freeman & Parham, P.A. regarding tax matters.

23.1 *       Consent of KPMG LLP.

23.2 *       Consent of Saltmarsh, Cleaveland & Gund, P.A.

23.3 *       Consent of Sheshunoff & Co. Investment Banking, L.P.

23.4 *       Consent of Wyche, Burgess, Freeman & Parham, P.A. (Contained in Exhibit 8.1)

23.5 *       Consent of William P. Crawford, Jr., Esquire. (Contained in Exhibit 5.1)

24.1 *       The Power of Attorney: Contained on the signature page of the initial filing of this Registration Statement.

99.1*        Form of Proxy

*    Filed with this registration statement

(b)      Certain additional financial statements. Not applicable.

(c)      The information required by this paragraph is included as an Appendix to the proxy statement/prospectus.



ITEM 22. UNDERTAKINGS

         The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         The undersigned registrant hereby undertakes as follows:
                  (1) that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

                  (2) that every prospectus (i) that is filed pursuant to the immediately preceding paragraph (1) or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide public offering thereof.

                  (3) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 20 above or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other that the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the proxy statement/prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes the information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

         The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

         The undersigned Registrant hereby undertakes
     (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933. (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent not more than a 20 percent change in the maximum offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

         (iii)To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered here, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Greenville, State of South Carolina, on the 3rd day of November, 2002.

                          THE SOUTH FINANCIAL GROUP, INC.


                         By: /s/ William S. Hummers III
                              ----------------------------------------
                          William S. Hummers III, Executive Vice President


                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Mack I. Whittle, Jr. and William S. Hummers III, and each of them, his or her true and lawful attorney(s)-in-fact and agent(s), with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments to this registration statement and to file the same, with all exhibits and schedules thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney(s)-in-fact and agent(s) full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney(s)-in-fact and agent(s), or their substitute(s), may lawfully do or cause to be done by virtue hereof.

         Pursuant  to  the   requirements   of  Securities  Act  of  1933,  this
registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                           Title                                                            Date

/s/ William R. Timmons, Jr.         Chairman of the Board                               November 3, 2002
---------------------------
William R. Timmons, Jr.

/s/ Mack I. Whittle, Jr.            President, Chief Executive Officer                  November 3, 2002
------------------------            and Director (Principal Executive Officer)
Mack I. Whittle, Jr.

/s/ William S. Hummers III          Executive Vice President, Director                  November 3, 2002
--------------------------          (Principal Accounting and Financial Officer)
William S. Hummers III

/s/ William P. Brant                Director                                            November 3, 2002
--------------------
William P. Brant

/s/ Gordon W. Campbell              Director                                            November 3, 2002
----------------------
Gordon W. Campbell

/s/ Judd B. Farr                    Director                                            November 3, 2002
----------------
Judd B. Farr

/s/ C. Claymon Grimes, Jr.          Director                                            November 3, 2002
-------------------------
C. Claymon Grimes, Jr.

/s/ M. Dexter Hagy                  Director                                            November 3, 2002
-------------------
M. Dexter Hagy

/s/ W. Gairy Nichols III            Director                                            November 3, 2002
------------------------
W. Gairy Nichols III



/s/ Thomas J. Rogers                Director                                            November 3, 2002
--------------------
Thomas J. Rogers

/s/ H. Earle Russell, Jr.           Director                                            November 3, 2002
------------------------
H. Earle Russell, Jr.

/s/ Charles B. Schooler             Director                                            November 3, 2002
-----------------------
Charles B. Schooler

/s/ Edward J. Sebastian             Director                                            November 3, 2002
-----------------------
Edward J. Sebastian

/s/ John C. B. Smith, Jr.           Director                                            November 3, 2002
-------------------------
John C. B. Smith, Jr.

/s/ Eugene E. Stone IV              Director                                            November 3, 2002
----------------------
Eugene E. Stone IV

/s/ William R. Timmons III          Director                                            November 3, 2002
--------------------------
William R. Timmons, Jr.

/s/ Samuel H. Vickers               Director                                            November 3, 2002
---------------------
Samuel H. Vickers

/s/ David C. Wakefield III          Director                                            November 3, 2002
--------------------------
David C. Wakefield III


                                INDEX TO EXHIBITS


2.1*         Agreement  and Plan of Merger  entered  into as of October 2, 2002 by and  between  TSFG and  Central  Bank:  Included as Appendix A to the proxy statement/prospectus.

5.1 *        Opinion and Consent of William P. Crawford, Jr., Esq., regarding legality of shares of TSFG.

8.1 *        Opinion and Consent of Wyche, Burgess, Freeman & Parham, P.A. regarding tax matters.

23.1 *       Consent of KPMG LLP.

23.2 *       Consent of Saltmarsh, Cleaveland & Gund, P.A.

23.3 *       Consent of Sheshunoff & Co. Investment Banking, L.P.

23.4 *       Consent of Wyche, Burgess, Freeman & Parham, P.A. (Contained in Exhibit 8.1)

23.5 *       Consent of William P. Crawford, Jr., Esquire. (Contained in Exhibit 5.1)

24.1 *       The Power of Attorney: Contained on the signature page of the initial filing of this Registration Statement.

99.1*        Form of Proxy
